EXHIBIT 1.1

ALDERON IRON ORE CORP.

ANNUAL INFORMATION FORM
For the year ended December 31, 2012

Suite 1240, 1140 West Pender St.
Vancouver, B.C. V6E 4G1
March 21, 2013

ALDERON IRON ORE CORP.
ANNUAL INFORMATION FORM
TABLE OF CONTENTS

PRELIMINARY NOTES	1
Effective Date of Information	1
Currency	1
Metric Equivalents	1
Special Note Regarding Forward-Looking Information	1
Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates	2
GLOSSARY	4
LIST OF ABBREVIATIONS	8
UNITS OF MEASURE	10
CORPORATE STRUCTURE	11
Name, Address and Incorporation	11
Inter-corporate Relationships	11
DESCRIPTION AND GENERAL DEVELOPMENT OF THE BUSINESS	12
Three Year History	12
Year Ended December 31, 2010 Developments	12
Year Ended December 31, 2011 Developments	14
Year Ended December 31, 2012 Developments	14
Developments Subsequent to December 31, 2012 and Outlook	17
Significant Acquisitions	19
NARRATIVE DESCRIPTION OF THE BUSINESS	19
Summary of the Business	19
Competitive Conditions	19
Employees	20
Environmental Protection	20
MINERAL PROPERTIES	20
General	20
Kami Property	20
Property Description and Location	21
Accessibility, Climate, Local Resources, Infrastructure and Physiography	28
History	29
Geological Setting	31
Exploration	33
Mineralization and Structure	35
Drilling	43
Historic Drilling	43
Altius 2008 Drilling Program	44
Alderon 2010 Drilling Program	44
Drillhole Collar Surveying	46
Downhole Attitude Surveying	47
Geophysical Downhole Surveying	48
WGM Comments on Altius and Alderon Drilling	48
Sampling Preparation, Analysis and Security	49
Laboratory Sample Preparation and Assaying	52
Sampling and Assaying QA/QC	53
WGM’s Comments on 2008 through 2012 Assaying	56
Mineral Resource and Mineral Reserve Estimates	57
Project Development and Recommendations	74
Other Mineral Projects	76
RISK FACTORS	76
Risks Relating to the Business of the Company	77

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Risks inherent in acquisitions of new properties.	85
Risks Relating to Alderon’s Common Shares	87
DIVIDENDS	88
DESCRIPTION OF CAPITAL STRUCTURE	88
MARKET FOR SECURITIES	88
Market	88
Trading Price and Volume	88
Prior Sales	89
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	90
DIRECTORS AND OFFICERS	90
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	95
Conflicts of Interest	96
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	97
PROMOTERS	97
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	97
TRANSFER AGENT AND REGISTRAR	98
MATERIAL CONTRACTS	98
INTEREST OF EXPERTS	99
NYSE MKT CORPORATE GOVERNANCE	99
ADDITIONAL INFORMATION	101
AUDIT COMMITTEE	101
Audit Committee Charter	101
Composition of the Audit Committee	101
Relevant Education and Experience	101
Reliance on Certain Exemptions	102
Reliance on Exemption in Subsection 3.3(2) or Section 3.6	102
Reliance on Section 3.8	102
Audit Committee Oversight	102
Pre-Approval Policies and Procedures	103
External Auditor Service Fees	103
SCHEDULE A	104

ii

ANNUAL INFORMATION FORM
ALDERON IRON ORE CORP.

PRELIMINARY NOTES

Effective Date of Information

The information contained in Alderon Iron Ore Corp.’s annual information form (“AIF” or “Annual Information Form”) is presented as of December 31, 2012, unless otherwise stated herein.  Unless the context otherwise requires, all references to the “Company” or “Alderon” shall mean Alderon Iron Ore Corp., together with its subsidiaries and The Kami Mine Limited Partnership.

Currency

Unless specified otherwise, all references in the AIF to “dollars” or to “$” are to Canadian dollars and all references to “U.S. dollars” or to “US$” are to United States of America dollars.

Metric Equivalents

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply by
Hectares	Acres	2.471
Metres	Feet (ft.)	3.281
Kilometres (km.)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

Special Note Regarding Forward-Looking Information

This AIF contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this AIF includes, but is not limited to, statements with respect to: (i) the estimation of inferred and indicated mineral resources; (ii) the market and future price of iron ore and related products; (iii) success of exploration activities; (iv) permitting time lines; (v) requirements for additional capital; (vi) optimization of the mine plan; (vii) development, construction and production timelines; (viii) the completion and timing of the environmental assessment process; (ix) the negotiation and conclusion of infrastructure contracts; (x) the timelines and expectations for negotiations with aboriginal groups; (xi) the supply of power by Nalcor and the completion of the Nalcor process; and (xii) the results of the Feasibility Study including statements about future production, future operating and capital costs, the projected IRR, NPV, payback period, construction timelines and production timelines for the Kami Property (as defined herein).

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this AIF is based on certain factors and assumptions regarding, among other things, the estimation of mineral reserves and resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property (as defined herein) in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation and sources of power, risks relating to the completion of port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licences and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Property may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, and environmental risks. Also, see "Risk Factors" in this AIF.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this AIF.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this AIF is expressly qualified by this cautionary statement. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information and readers should also carefully consider the matters discussed under the heading "Risk Factors" in this AIF.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this AIF have been prepared in accordance with Canadian

National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”), and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

GLOSSARY

In the AIF, unless otherwise defined or unless there is something in the subject matter or context inconsistent therewith, the following terms have the meanings set forth herein or therein:

“1934 Act” means the Securities Exchange Act of 1934;

“Acquisition Agreement” means the share exchange agreement dated December 15, 2009 among Alderon, Privco and the Vendor in respect of the Privco Acquisition;

“AIF” or “Annual Information Form” means this annual information form and any appendices, schedules or attachments hereto;

“Alderon” or the “Company” means, unless the context otherwise requires, Alderon Iron Ore Corp., together with its subsidiaries;

“Altius” means Altius Resources Inc., a wholly owned subsidiary of Altius Minerals Corporation;

“Altius Option” means the exclusive right and option to acquire a 100% interest in the Kami Property, free and clear of all encumbrances, in accordance with the terms of the Altius Option Agreement and the Assignment Agreement;

“Altius Option Agreement” means the option agreement dated November 2, 2009, as amended on January 15, 2010, between Privco and Altius pursuant to which Privco held the Altius Option;

“Assignment Agreement” means the assignment agreement dated December 15, 2009 among Privco, Alderon and Altius, pursuant to which Privco assigned and Alderon assumed Privco's rights, title, interest, benefits, obligations and duties under the Altius Option Agreement;

“BBA” means BBA Inc.;

“Business Day” means a day, other than Saturdays, Sundays and statutory holidays, when the banks conducting business in the City of Vancouver, British Columbia, are generally open for the transaction of banking business;

“CIM” means Canadian Institute of Mining, Metallurgy and Petroleum;

“Common Share” means a common share in the capital of the Company;

“Computershare” means Computershare Investor Services Inc.;

“December 2009 Private Placement” means the private placement by Alderon of 10,000,000 First Subscription Receipts, at a purchase price of $0.15 per First Subscription Receipt, for gross proceeds of $1,500,000, which proceeds were held in escrow pending satisfaction of the Financing Escrow Release Conditions;

“Definitive Agreements” means, collectively, the Hebei Subscription Agreement, the Investor Rights Agreement, the Off-Take Agreement, the Limited Partnership Agreement, the Shareholders Agreement and the Management Agreement;

“Exchange” or “TSX” means the Toronto Stock Exchange;

“Feasibility Study” or “FS” means the Technical Report;

“February 2010 Private Placement” means the private placement by Alderon of 10,000,000 Second Subscription Receipts, at a purchase price of $1.00 per Second Subscription Receipt, for gross proceeds of $10,000,000, which proceeds were held in escrow pending satisfaction of the Financing Escrow Release Conditions;

“Financing Escrow Release Conditions” means the escrow conditions in connection with the December 2009 Private Placement and the February 2010 Private Placement, being the following: (i) the completion of a consolidation of the Common Shares on a basis of two existing Common Shares for one new Common Share; and (ii) the completion of the Privco Acquisition;

“First Subscription Receipt” means a subscription receipt of Alderon issued pursuant to the December 2009 Private Placement that was automatically convertible, without any additional consideration or further action by the holder thereof, into one Common Share upon satisfaction of the Financing Escrow Release Conditions;

“Hebei” means Hebei Iron & Steel Group Co., Ltd.;

“Hebei Canada” means HBIS International Holding (Canada) Co., Ltd., a wholly-owned subsidiary of Hebei;

“Hebei Private Placement” means the acquisition by Hebei of 19.9% of the outstanding Common Shares pursuant to the Hebei Subscription Agreement;

“Hebei Subscription Agreement” means the subscription agreement dated April 13, 2012, as amended August 13, 2012, between Alderon and Hebei whereby Hebei agrees to make a strategic investment in both Alderon and the Property in an aggregate amount of $182.2 million in exchange for 19.9% of the outstanding common shares of Alderon and a 25% interest in the Limited Partnership that was established to own the Property;

“Investor Rights Agreement” means the investor rights agreement dated August 31, 2012 between Alderon, Hebei and Hebei International Holding (Luxembourg) S.A.R.L., whereby, as a condition to Hebei completing the Hebei Private Placement, Alderon grants certain rights to Hebei and Hebei International Holding (Luxembourg) S.A.R.L.;

“Kami Project” or “Project” means the iron ore development project on the Kami Property located in Newfoundland and Labrador;

“Kami Property” or “Property” means the Kamistiatusset property located in Newfoundland and Labrador;

“Limited Partnership” means The Kami Mine Limited Partnership, which is owned 25% by Hebei and 75%, directly and indirectly, by Alderon;

“Limited Partnership Agreement” means the limited partnership agreement dated August 31, 2012 between Kami General Partner Limited, Alderon, Hebei Canada and Hebei whereby the terms and conditions for forming and operating the Limited Partnership are set out;

“LMM” means Liberty Metals & Mining Holdings, LLC, a subsidiary of Liberty Mutual Group;

“Management Agreement” means the management agreement dated August 31, 2012 between Alderon and the Limited Partnership, whereby Alderon is engaged by the Limited Partnership to act as manager of the Kami Project and the iron ore mine to be developed on the Kami Project;

“MOU” means memorandum of understanding;

“Nalcor” means Nalcor Energy;

“Nalcor Agreement” means the Contribution Agreement between Nalcor and Alderon dated December 12, 2012, pursuant to which Nalcor will perform Stage III engineering and assessment related to providing transmission and electrical plan and services associated with supply power to the Project;

“NI 43-101” means National Instrument 43-101- Standards of Disclosure for Mineral Projects;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

“Off-Take Agreement” means the iron ore off-take agreement dated August 31, 2012 between the Limited Partnership, Hebei and certain affiliates of Hebei listed therein, setting out the terms and conditions upon which Hebei and the named affiliates of Hebei will purchase iron ore concentrates from the Limited Partnership;

“Port” means the Port of Sept-Îles;

“Port Agreement” means the contract for users of the Port’s multi-user berth dated July 13, 2012 between Alderon and the Sept-Îles Port Authority to ship up to 8 million metric tonnes of iron ore annually via the new multi-user deep water dock facility that the Port is constructing;

“Privco” means 0860132 B.C. Ltd., a company incorporated under the laws of British Columbia;

“Privco Acquisition” means the acquisition by Alderon of the Privco Share from the Vendor in exchange for 5,000,000 Common Shares pursuant to the Acquisition Agreement;

“Privco Share” means one common share in the capital of Privco, representing all of the issued and outstanding shares of Privco;

“SEC” means the United States Securities and Exchange Commission;

“Second Subscription Receipt” means a subscription receipt of Alderon issued pursuant to the February 2010 Private Placement that was automatically convertible, without any additional consideration or further action by the holder thereof, into one Common Share upon satisfaction of the Financing Escrow Release Conditions;

“Stantec” means Stantec Consulting Ltd.;

“Shareholders Agreement” means the shareholders agreement dated August 31, 2012 between Kami General Partner Limited, Alderon and Hebei Canada pursuant to which the rights and obligations of Alderon and Hebei Canada, as shareholders of Kami General Partner Limited are set out;

“Technical Report” means the technical report entitled “Technical Report Feasibility Study of the Rose Deposit and Resource Estimate for the Mills Lake Deposit of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp.” dated effective December 17, 2012 and prepared by Angelo Grandillo, Eng, M.Eng. of BBA, Patrice Live, Ing., of BBA, Paul Deering, P. Eng., P. Geo of Stantec, Michael Kociumbas, B.Sc., P. Geo of WGM, and Richard W. Risto, M.Sc., P. Geo of WGM;

“Vendor” means Mark J. Morabito, the former holder of the Privco Share;

“WGM” means Watts, Griffis and McOuat Limited; and

“WorleyParsons” means WorleyParsons Canada Services Ltd.

LIST OF ABBREVIATIONS

In the AIF, unless otherwise defined or unless there is something in the subject matter or context inconsistent therewith, the following abbreviations have the meanings set forth herein or therein:

Three-dimensional	3-D
Autogenous	AG
Allnorth Land Surveyors	Allnorth
Altius Minerals Corporation	Altius
All-Terrain Vehicle	ATV
British Columbia	BC
Breton, Banville and Associates	BBA
Break-Even Milling Cut-Off Grade	BEMCOG
Bell Geospace Inc.	BGI
Capital Expenditure	CAPEX
Chemin de Fer Arnaud	CFA
Council of the Canadian Institute of Mining Metallurgy and Petroleum	CIM
Cut-Off Grade	COG
Diamond Drillhole	DDH
Digital Elevation Model	DEM
DGI Geosciences Inc.	DGI
Differential Global Positioning System	DGPS
Dry Metric Ton	DMT
Direct Shipping Ore	DSO
Davis Tube	DT
Davis Tube Tails	DTT
Environmental Assessment	EA
Environmental Impact Statement	EIS
Engineering, Procurement, and Construction Management	EPCM
Freight on Board	FOB
Feasibility Study	FS
Gemcom Software International Inc.	GemcomTM
Gravity Gradient Instruments	GGIs
Global Positioning System	GPS
Government Service Centre	GSC
Hematite Iron Formation	HIF
Hematite-Silicate Iron Formation	HSIF
Hematite Iron	hmFe
Inverse Distance	ID
Integrated Geometallurgical Simulator	IGS
Iron	Fe
Iron Formation	IF
Iron Ore Company of Canada	IOC
Internal Rate of Return	IRR
Kamistiatusset	Kami
Landdrill International Ltd.	Landdrill

Lerchs-Grossman	LG
Light Detection and Ranging	LIDAR
Low Intensity Magnetic Separation	LIMS
Labrador Mining and Exploration Co. Ltd	LM&E
Life of Mine	LOM
Magnetite	Mag
Magnetite Iron	magFe
Mira Geoscience	Mira
Memorandum of Understanding	MOU
Manganese	Mn
Newfoundland and Labrador	NL
Newfoundland and Labrador Refining Corporation	NLRC
Net Present Value	NPV
Overburden	OB
Oxide Iron Formation	OIF
Operating Expenditure	OPEX
Optical Televiewer	OTV
Parrott Survey Limited	Parrott
Platts Iron Ore Index	Platts Price
Preliminary Economic Assessment	PEA
Particle Size Distribution	PSD
Public Water Supply Area	PWSA
Quality Assurance	QA
Quality Control	QC
Québec , North Shore & Labrador	QNS&L
Rose Central	RC
Rose North	RN, NR
Run-of-Mine	ROM
Rock Quality Designation	RQD
Satmagan	Sat
Specific Gravity	SG
SGS Minerals Services	SGS
Silicate Iron Formation	SIF
SAG Power Index	SPI
Stripping Ratios	SR
Total Iron Content	TFe
Tailings Management Facility	TMF
Toronto Stock Exchange	TSX
Watts, Griffis and McOuat	WGM
Whole Rock	WR
Total Operating Grinding Energy	WT
United States	U.S.
Wilfley Table	WT
X-Ray Fluorescence	XRF

UNITS OF MEASURE

In the AIF, unless otherwise defined or unless there is something in the subject matter or context inconsistent therewith, the following units of measure have the meanings set forth herein or therein:

Foot	',ft
Inches	″,in
Dollar	$
Dollar per tonne	$/t
Degree	°
Micron	µm
Centimeter	cm
Hectare	ha
Kilogram	kg
Kilometer	km
Square kilometer	km²
Kilovolt	kV
Kilowatt-hours per tonne	kWh/t
Percent	%
Meter	m
Mile	mi
Million	M
Millimeter	mm
Million tonnes	Mt
Mega Watt	MW
Tonnes	t
Tonnes per hour	t/h
Metric tons	tonnes or t
Short tons	tons

CORPORATE STRUCTURE

Name, Address and Incorporation

Alderon was incorporated pursuant to the provisions of the Company Act (British Columbia) on March 21, 1978 under the name "Comanche Resources Inc.", with an authorized capital of 5,000,000 Common Shares without par value. The following name changes have occurred since its inception:

(a)	On February 28, 1979, the name was changed to "Shawnee Oil Corporation"

(b)	On June 11, 1981, the name was changed to "Enfield Resources Inc."

(c)	On June 30, 1989, the name was changed to "Pacific Summa Capital Corp."

(d)	On June 28, 1991, the name was changed to "Pacific Summa Environmental Corp."

(e)	On October 30, 1998, the name was changed to "Truax Ventures Corp."

(f)	On September 1, 2004, the name was changed to "Aries Resource Corp."

(g)	On September 24, 2008, the name was changed to "Alderon Resource Corp."

(h)	On September 30, 2011, the name was changed to "Alderon Iron Ore Corp."

On June 11, 1981, a special resolution of shareholders was passed to increase its authorized capital to 10,000,000 Common Shares without par value.  On June 30, 1989, a special resolution was passed to increase its authorized capital to 20,000,000 Common Shares without par value.  On April 27, 1990, a special resolution was passed to increase its authorized capital to 100,000,000 Common Shares without par value. On August 9, 2000, Alderon effected a 30-for-one share consolidation. On September 1, 2004, Alderon made the application for transition into the current Business Corporations Act (British Columbia) and on the same date the shareholders passed a special resolution to change its authorized capital to an unlimited number of Common Shares without par value.  Alderon has also effected a four-for-one Common Share consolidation on September 1, 2004, a ten-for-one Common Share consolidation on September 24, 2008 and a two-for-one Common Share consolidation on March 3, 2010.  Presently, the authorized share capital of Alderon consists of an unlimited number of Common Shares, without par value.

The Common Shares are listed on the TSX under the trading symbol “ADV” and are listed on the NYSE MKT under the symbol “AXX”.  Alderon’s head office and registered and records office is located at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1, Canada.

Inter-corporate Relationships

Alderon has two wholly-owned subsidiaries, 0860132 B.C. Ltd. and 0964896 B.C. Ltd., both of which are companies incorporated in British Columbia. Alderon also owns 75% of the common shares of Kami General Partner Limited, a company incorporated in Ontario, and owns 75% of The Kami Mine Limited Partnership, an Ontario limited partnership. Alderon’s corporate structure is as set out in the corporate structure table below.

DESCRIPTION AND GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The principal business of the Company is the acquisition, exploration and development of mineral properties. Significant business, operations and management developments for the Company over the three most recently completed fiscal years have been as follows:

Year Ended December 31, 2010 Developments

Altius Option Agreement Amendment

On January 15, 2010, Altius, Privco and Alderon amended the terms of the Altius Option Agreement to provide that upon the completion of the December 2009 Private Placement and the February 2010 Private Placement, all financing conditions set forth in the Altius Option Agreement shall have been satisfied.  The amendment also waived a minimum price condition that was applicable to certain equity financings that occurred after closing of the Kami Property acquisition and clarified the calculation and number of payment shares to be issued to Altius to achieve the ownership of 50% of the issued and outstanding Common Shares (on a fully diluted basis).

February 2010 Financing

On February 16, 2010, Alderon completed a private placement of 10,000,000 Second Subscription Receipts at a price of $1.00 per Second Subscription Receipt, for gross proceeds of $10,000,000. The gross proceeds of the February 2010 Private Placement were held in escrow pending satisfaction of the Financing Escrow Release Conditions. Upon notice of satisfaction of the Financing Escrow Release Conditions, the escrow agent was to release the gross proceeds of the February 2010 Private Placement, plus interest, to Alderon, and each Second Subscription Receipt was to be automatically converted (without any further action on the part of the holder and for no additional consideration) into one

Common Share. In connection with the February 2010 Private Placement, Alderon agreed to pay aggregate finders' fees of $445,500 in cash issued an aggregate of 445,500 finders' warrants.  Each finders' warrant entitled the holder to acquire one Common Share for $1.00 on or before February 16, 2011.

Closing of Privco Acquisition

Effective March 3, 2010, the Company completed the Privco Acquisition and acquired all of the outstanding common shares of Privco, being the Privco Share.  In consideration for the Privco Share, the Company issued 5,000,000 Common Shares to the Vendor. The Company also filed a NI 43-101 technical report on the Kami Property, dated February 12, 2010, prepared by WGM.

On completion of the Privco Acquisition, the 10,000,000 First Subscription Receipts issued in connection with the December 2009 Private Placement were automatically converted into 10,000,000 Common Shares for no additional consideration, and the proceeds of the December 2009 Private Placement were released from escrow. The 10,000,000 subscription receipts that were issued in connection with the subsequent February 2010 Private Placement were also converted into 10,000,000 Common Shares for no additional consideration, and the proceeds of the February 2010 Private Placement were released from escrow.

Upon closing of the Privco Acquisition, Jeff Durno, Robert Chisholm, Aron Buchman and Craig Goldenberger resigned as directors and management of the Company and Stan Bharti, Mark J. Morabito, Bruce Humphrey, Brad Boland, and Patrick Gleeson were appointed to the Board of Directors. In addition to the appointment of Mark J. Morabito as President and Chief Executive Officer, Stan Bharti was appointed Executive Chairman and Sonya Atwal was appointed as Chief Financial Officer.

March 2010 Financing

On March 23, 2010, the Company closed a private placement of 1,818,182 flow-through Common Shares at a price of $2.75 per flow-through Common Share for gross proceeds of $5,000,000. In connection with the private placement, Alderon paid a cash finder’s fee equal to 5% of the gross proceeds. Alderon also issued to the finder non-transferable warrants equal to 5% of the flow-through Common Shares sold through the private placement. Each finder’s warrant was exercisable for one Common Share at an exercise price of $2.75 per finder’s warrant until March 23, 2012 and all finder’s warrants were exercised prior to the expiry date.

Memorandum of Understanding with Innu of Labrador

On August 11, 2010, Alderon concluded a memorandum of understanding (“MOU”) with the Innu Nation of Labrador whereby the parties agreed to an ongoing business relationship with respect to Alderon’s Newfoundland and Labrador exploration activities, mainly with respect to the Kami Property.

The MOU provides that Alderon and the Innu Nation will work together to establish a long term, mutually beneficial, cooperative business relationship. In return for their ongoing consent and support of Alderon’s exploration activities in Labrador, the Innu Nation will benefit through economic opportunities for community members. These opportunities will include employment and training for individuals or contracts with local Innu Nation registered businesses.

Altius Option Exercise

On December 6, 2010, Alderon exercised the Altius Option to acquire a 100% interest in the Kami Property from Altius. In order to complete the exercise of the Option, Alderon issued an aggregate of 32,285,006 Common Shares to Altius. In addition, Altius’ Chairman, John Baker, and Chief Executive Officer, Brian Dalton, were nominated and elected to the Board of Directors of Alderon at the annual general meeting which was held on December 10, 2010. Altius also retains a 3% gross sales royalty on iron ore concentrate from the Kami Property.

December 2010 Financing

On December 16, 2010, the Company completed a private placement of 9,125,000 units of the Company at a price of $2.20 per unit for gross proceeds of $20,075,000. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. Each whole Common Share purchase warrant entitled the holder to acquire one common share at a price of $2.80 until December 16, 2012. In connection with the private placement, the Company paid the underwriters a cash commission of $1,204,500, equal to 6% of the gross proceeds and issued 547,500 brokers’ warrants at an exercise price of $2.20 per warrant until December 16, 2012. Each brokers’ warrant was exercisable into one Common Share and one-half of one Common Share purchase warrant exercisable at $2.80 per warrant until December 16, 2012.

Year Ended December 31, 2011 Developments

Graduation to Toronto Stock Exchange

Effective October 12, 2011, Alderon’s common shares began trading on the Toronto Stock Exchange under the symbol “ADV”.

Mineral Resource Estimates and Preliminary Economic Assessment on the Kami Property

During 2011 Alderon completed mineral resource estimates on the North Rose, Rose Central and Mills Lake deposits of the Kami Property. On September 8, 2011, Alderon announced the results of a Preliminary Economic Assessment on the Rose Central deposit of the Kami Property.

Year Ended December 31, 2012 Developments

Strategic Investment by LMM

On January 13, 2012, Alderon closed a $40 million strategic investment from LMM. LMM purchased 14,981,273 Common Shares of Alderon on a private placement basis for an aggregate purchase price of approximately $40 million at a price per Common Share of $2.67.

Under the terms of the subscription agreement, LMM has a pre-emptive right to participate in future equity financings of Alderon. In the event that LMM desires to sell any of its Common Shares, Alderon will hold the right to identify a purchaser or purchasers to whom such Common Shares shall be sold. In addition, under the terms of the subscription agreement, Christopher Noel Dunn, the Managing Director of LMM, was appointed to the Alderon Board of Directors.

Listing on NYSE MKT

Effective March 9, 2012, Alderon’s Common Shares were listed and commenced trading on the NYSE MKT Exchange in the United States under the symbol “AXX”.

Port Agreement

On July 13, 2012, Alderon entered into the Port Agreement to ship up to 8 million metric tonnes of iron ore annually via the new multi-user deep water dock facility that the Port is constructing.

Pursuant to the Port Agreement, Alderon has reserved an annual capacity of 8 million metric tonnes of iron ore that it can ship through the Port. In order to finance the estimated $220 million cost of the new multi-user dock facility, the Port required binding commitments from the potential end-users to provide a portion of the necessary funds. This buy-in payment will constitute an advance on Alderon’s future shipping fees (wharfage and equipment fees) and, as a result, Alderon will receive a discount on its shipping fees until the full amount of the buy-in payment has been repaid through the discount.

Based on its reserved annual capacity, Alderon’s buy-in payment is $20.46 million, payable in two installments of $10.23 million each. The first installment of $10.23 million was paid upon signing of the Port Agreement and the second payment of $10.23 million is due no later than July 1, 2013. As security for the second payment, Alderon is required to provide an irrevocable guarantee of equivalent value.

The Port Agreement includes a base fee schedule regarding wharfage and equipment fees for iron ore loading for Alderon’s shipping operations. The rates commence in 2014 and are on a sliding scale based on the volume of iron ore that is shipped. The term of the agreement is for 20 years from the execution date, with the option to renew for further five year terms, to a maximum of four renewals.

Concurrent with the entering into of the Port Agreement, LMM provided a bridge loan to Alderon in the amount of $10.5 million in order for Alderon to make the first instalment payment and has agreed to provide a further $10.5 million, if necessary, in order for Alderon to obtain the guarantee required for the second installment. The maturity date of the bridge loan was September 30, 2012 and it had an interest rate of 8% per annum, calculated and payable on September 30, 2012. Alderon repaid the bridge loan, together with all accrued interest, on September 4, 2012.

Strategic Investment by Hebei

On April 13, 2012, Alderon signed the Hebei Subscription Agreement with Hebei.  Under the terms of the Hebei Subscription Agreement, Hebei agreed to make a strategic investment into both Alderon and the Property in an aggregate amount of $182.2 million, in exchange for 19.9% of the outstanding Common Shares (the “Hebei Private Placement”) and a 25% interest in the Limited Partnership that was established to own the Property. The parties also agreed upon the terms of the remaining Definitive Agreements governing the relationship between Hebei and Alderon and Hebei’s agreement to purchase iron ore concentrate produced at the Property. **

On September 4, 2012, Alderon closed the Hebei Private Placement with Hebei. Hebei, through its wholly-owned subsidiary, HBIS International Holding (Luxembourg) Co S.A.R.L., acquired 25,858,889 Common Shares at a price of $2.41 per common share for gross proceeds to Alderon of approximately $62.3 million, representing 19.9% of the issued and outstanding Common Shares. Alderon and Hebei also executed the remaining Definitive Agreements, including the Investor Rights, the Off-Take Agreement and the agreements required to form and operate the Limited Partnership that will own the Property after the satisfaction of certain conditions.

The Limited Partnership has been formed and is named The Kami Mine Limited Partnership. Pursuant to the terms of the Definitive Agreements, within 15 business days of Hebei receiving a Feasibility Study that meets certain criteria, Hebei will contribute the remaining $119.9 million of the initial investment and Alderon will contribute the Property to the Limited Partnership, which is owned as to 25% by Hebei and 75% by Alderon. This deadline was extended by mutual agreement to March 15, 2013.

Upon the commencement of commercial production, Hebei is obligated to purchase 60% of the actual annual production from the Property up to a maximum of 4.8 Mt of the first 8.0 Mt of iron ore concentrate produced annually at the Property. The price paid by Hebei will be based on the monthly average price per DMT for iron ore sinter feed fines quoted by Platts Iron Ore Index (including additional quoted premium for iron content greater than 62%) (the “Platts Price”), less a discount equal to 5% of such quoted price. Hebei will also have the option to purchase additional tonnage at a price equal to the Platts Price, without any such discount.

Pursuant to the Management Agreement, Alderon will be the manager of the Project and will receive a fixed annual management fee during the construction period of the Project. Once the Project has reached commercial production, Alderon will receive a management fee on a per tonne of iron ore concentrate basis.

Effective September 4, 2012, pursuant to the terms of the Hebei Subscription Agreement, Zheng Liangjun and Tian Zejun, both Vice Presidents of wholly-owned subsidiaries of Hebei, were appointed to the Alderon board of directors.

Additionally, concurrent with the closing of the Hebei Private Placement, Alderon repaid the $10.5 million bridge loan previously advanced by LMM in connection with the Port Agreement.  See “Year Ended December 31, 2012 Developments – Port Agreement”.

LMM Private Placement

Concurrent with the closing of the Hebei Private Placement on September 4, 2012, and pursuant to a subscription agreement dated May 29, 2012, as amended August 23, 2012, LMM acquired 3,816,181 Common Shares at a price of $2.41 per share for gross aggregate proceeds to Alderon of approximately $9.2 million.

Engineering, Procurement and Construction Management (EPCM) Agreement

On August 22, 2012, Alderon entered into an Interim Engineering and Planning Services Agreement (the “Interim EPCM Agreement”), as amended November 23, 2012, with WorleyParsons.   Under the Interim EPCM Agreement, WorleyParsons will perform engineering and planning services for the Project during the negotiation of a formal, comprehensive EPCM agreement between Alderon and WorleyParsons. Once a formal, comprehensive EPCM agreement has been executed, such EPCM agreement will supercede and incorporate the services performed pursuant to the Interim EPCM Agreement.

Environmental Assessment Progress

On September 25, 2012 Alderon announced a significant milestone in the environmental assessment process with the submission of its Environmental Impact Statement (“EIS”) to the Federal and Provincial Governments for the Kami Project. The EIS document consists of more than 5,000 pages of technical analysis and provides a full and thorough assessment of the predicted project effects on the biophysical and human environments.

The Federal and Provincial governments posted the complete EIS and provided notification of the commencement of the public review period. Governments, stakeholders, aboriginal groups and the general public have reviewed the information contained in the EIS, and provided relevant comments back to the government. Alderon has provided responses to the comments received during the public review of the EIS and has now moved to the final stages of the Environmental Assessment Process.  Alderon continues to actively engage all stakeholders, regulatory agencies and aboriginal groups to ensure an efficient and timely completion of the environmental assessment process.

Nalcor Energy Power Commitment

On December 12, 2012, Alderon entered into the Nalcor Agreement whereby Nalcor will perform Stage III engineering and assessment related to providing transmission and electrical plant and services associated with supplying electrical power for the Project.

Nalcor has established a formal process in advance of Nalcor or Newfoundland and Labrador Hydro being able to supply power to an industrial customer in Labrador. The technical process involves three stages: Stage I – Pre-Project Phase; Stage II – Concept Selection; and Stage III – Front End Engineering Design. Alderon and Nalcor have completed Stages I and II of the process. With the signing of the Nalcor Agreement, Stage III has commenced and it is expected to take 6 to 8 months to conclude. Alderon funded all of the costs associated with Stage II and will also fund all Stage III costs which are estimated to be $3.8 million. Commercial discussions will commence during Stage III of the process and once commercial terms are agreed upon, a formal Power Purchase Agreement will be signed by Alderon and Nalcor subject to environmental and regulatory approvals. The commercial terms and rates for power, transmission and other infrastructure costs will be governed by a Labrador Industrial Rates Policy Framework.

Alderon presented Nalcor with its anticipated annual requirements of between 60MW and 70MW of power for its operations, assuming that the Kami Project reaches commercial production. Nalcor has confirmed that Nalcor will supply power to Alderon’s Kami Project subject to certain conditions, which include the completion of necessary engineering and design work for power infrastructure, the conclusion of a comprehensive Power Purchase Agreement, and the receipt of any required environmental or other regulatory approvals for power infrastructure.

Developments Subsequent to December 31, 2012 and Outlook

Feasibility Study

On January 9, 2013, Alderon announced the results of the Feasibility Study on the Rose Deposit on the Kami Property.  Highlights of the Feasibility Study include:

NPV at 8% discount rate	$3,244 M
IRR	29.3%
Total Estimated Capital Cost (excluding sustaining capital)	$1,272.9 M
Average Estimated Operating Costs (loaded in ship Port of Sept-Iles)	$42.17
FOB Concentrate Sales Price Forecast - based on long term CFR benchmark price of $110/T @ 62% iron adjusted for Kami Fe grade and Hebei agreement terms
Year 1-5 (2016-2020)	$107
Year 6 onward	$102
Estimated Mine Life	30 years
Final Product Iron Grade (%Fe)	65.2%
Measured and Indicated Resource of the Rose Deposit (COG=15%, 29.6% Total Iron)	1093.2 Mt
Proven and Probable Reserves of the Rose Deposit (COG=15%, 29.5% Total Iron)	668.5 Mt
Annual Production Rate (average life of mine, post ramp-up year)	8.0 Mtpa
Projected Plant Start-up and Commissioning	Q4, 2015
Projected Commencement of Revenue Generation	Q1, 2016
Projected Years to Payback at 8% discount rate	3.8

The level of accuracy of the FS is considered to be +/-15% and a foreign exchange rate of US$1.00 = $1.00 was used.

Total capital expenditures (including contingency) are estimated at $1.27 billion.  The capital cost estimate excludes closure costs and sustaining capital, which are expected to be in the order of $48.1 million and $642.4 million respectively for the life of the project. These costs are included in the financial analysis for the project.

The Feasibility Study assumes a concentrate FOB selling price of $107/tonne for years 1-5 (2016-2020) and $102/tonne from year 6 onwards. The selling price is loaded in ship at the Port with Fe premiums and Hebei discount applied.  Average life-of-mine operating costs, including annual costs for leasing of equipment (purchase value of $176.9 million), are estimated at $42.17/tonne of concentrate.

Further information about the Feasibility Study can be found in “Mineral Properties – Kami Property – Mining Operations”.

Closing of Limited Partnership Funding by Hebei

On March 15, 2013, subsequent to Hebei’s review of Alderon’s Feasibility Study noted above, Hebei contributed the remaining $119.9 million of the initial investment and Alderon contributed the Kami Property and related assets to the Limited Partnership. In connection with Hebei’s contribution of the remaining $119.9 million of the initial investment, Alderon has provided confirmations to Hebei with respect to certain information rights related to the development of the Kami Project and to the expenditure of the Initial Investment. Further, Alderon has agreed that in the event that the environmental assessment and related approvals for the Kami Project are not obtained by March 31, 2014, Alderon will be required to pay to Hebei $3.0 million per month for each whole month until such approvals are obtained

Outlook

During 2013, Alderon will also focus on negotiating and concluding agreements for the key infrastructure requirements for the Kami Property which include railway transportation and the provision of power. Alderon will continue its ongoing consultation efforts with the Innu Nation of Labrador, the NunatuKavut in Labrador and the Québec communities of Uashat mak Mani-Utenam, Matimekush-Lac John and Naskapi Nation of Kawawachikamach. Alderon will also continue to pursue initiatives to secure a second off-take partner for the remaining annual iron ore concentrate production not reserved by Hebei

Alderon also intends to commence construction of the Kami Project. Based on the expected duration of the various regulatory proceedings in the environmental assessment process, it is expected that the permits, which will allow construction, will be issued in November 2013. No site work is anticipated prior to this date. Construction is set to start in November 2013 and is based on a construction schedule of 24 months including pre-operational verifications and plant handover to operations.

Significant Acquisitions

The Company has made no significant acquisitions for which disclosure is required under Part 8 of National Instrument 51-102.

NARRATIVE DESCRIPTION OF THE BUSINESS

Summary of the Business

The Company is focused on developing its core asset, the Kami Property located next to the mining towns of Wabush and Labrador City in Western Labrador, Canada. The Kami Property is surrounded by four producing mines and is within close proximity to a common carrier railway which is connected to deep sea ports which have year round access to the global market. The Company’s goal is to develop the Kami Property into a profitable mining operation and become a producer of low cost iron concentrate by taking advantage of the Kami Property’s strategic location and the readily available regional infrastructure.

Competitive Conditions

The mining industry is intensely competitive in all its phases, and the Company competes with other mining companies in connection with the acquisition of properties, the recruitment and retention of qualified personnel and contractors, the supply of equipment, and, ultimately, customers for any iron ore that may be produced from its mineral projects if they reach production. Many of the companies the Company competes with have greater financial resources, operational experience and technical facilities than the Company. Consequently, the Company’s future revenue, operations and financial condition could be materially adversely affected by competitive conditions.

Employees

As of December 31, 2012, the Company had 15 employees. In addition to the Company’s employees, it also has several sub-contractors and consultants that it has engaged to provide services. The Company’s strategy is consistent with that of many junior mineral exploration and development companies largely operating through sub-contractors and consultants for the purposes of cost management.

Environmental Protection

The Company understands the importance of environmental protection. The Company’s activities are subject to extensive national, provincial, and local laws and regulations governing environmental protection and employee health and safety. The Company is required to obtain government permits and comply with bonding requirements under environmental laws. All phases of the Company’s operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects.

The environmental protection requirements affect the financial condition and operational performance and earnings of the Company as a result of the capital expenditures and operating costs needed to meet or exceed these requirements. These expenditures and costs may also have an impact on the competitive position of the Company to the extent that its competitors are subject to different requirements in other governmental jurisdictions. In the most recently completed financial year, the effect of these requirements has been limited due to the exploration stage of the Company, but they are expected to have a larger effect in future years if the Company moves toward and commences development and production. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

MINERAL PROPERTIES

General

The Company’s only mineral property is the Kami Property.

Kami Property

The following description of the Kami Property has been summarized from the Technical Report dated effective December 17, 2012 and prepared by Angelo Grandillo, Eng, M.Eng. of BBA, Patrice Live, Ing. of BBA, Paul Deering, P. Eng., P. Geo. of Stantec, Michael Kociumbas, B.Sc., P. Geo. of WGM, and Richard W. Risto, M.Sc., P. Geo. of WGM. The Technical Report was commissioned at the request of Alderon management. Unless specifically noted otherwise, the following disclosure regarding the Kami Property has reviewed and approved by the authors, each a “qualified person” within the meaning of NI 43-101, and, in some cases, is a direct extract from the Technical Report. The full Technical Report is available under the Company’s corporate profile on SEDAR at www.sedar.com.

Property Description and Location

Property Location

The Property is located south of the towns of Wabush and Labrador City in Newfoundland and Labrador and east of Fermont, Québec . The Property perimeter is approximately 6 km southwest from the Wabush Mines mining lease. The Property consists of two non-contiguous blocks and spans an area that extends approximately 12 km east-west and 13 km north-south in NTS map areas 23B/14 and 15, and centered at approximately 52°49’N latitude and 67°02’W longitude. The location of the Property and the mineral resource and reserve areas are illustrated on Figure 1 below. The location of the Property and the mineral resource areas are illustrated on Figure 1 below. The mineral reserve areas are contained within the Rose North and Rose Central mineral resource areas identified.

FIGURE 1
KAMI PROPERTY MAP

ADV KAM / ADV_12_License_Map.cdr
Last revision date: Friday 9 November, 2012

Watts, Griffis and McOuat

630,000m.E
634,000m.E
638,000m.E
642,000m.E
5,862,000m.N
5,858,000m.N
5,854,000m.N
5,850,000m.N
Legend:
*Property outline
Claims boundary
Newfoundland and Labrador licence
Road
WGM Mineral Resource Estimate Areas
Conservation Zone
*Province boundary and Newfoundland and Labrador Property outline based on Newfoundland and Labrador GeoScience Atlas
***Conservation zone - approximately located
Pike Lake North
Duley Lake Provincial Park
Narrow Lake (Amphi Lake)
Long Lake (Duley Lake)
Pike Lake South
Québec
Rose North Zone
Rose Lake Area
Rose Lake
Elfe Lake
Mart Lake
Mid Lake
Rose Central Zone
End Lake
Lac Daviault
Mart Lake Area
015980M
017926M
PROPERTY OUTLINE
Fermont
Mills Lake Zone
Molar Lake
Mills Lake
Mills Lake Area
Newfoundland and Labrador
Florence Lake
Mag Lake
017948M
Scale 1 : 75,000
0 0.75 3.75
Kilometres
UTM NAD27 Zone 19
Graphics by: Watts, Griffis and McOuat Limited

Figure 4.1

ALDERON IRON ORE CORP.

Kami Project

Southwest Labrador, Canada

Land Status Map

Property Description and Ownership

Alderon acquired a 100% interest in the Property on December 6, 2010 from Altius. The purchase is subject to a 3% gross sales royalty payable to Altius.

The Property is located in the Province of Newfoundland and Labrador. Québec  claims previously held by Alderon have been renounced. All mining and processing operations will take place within Newfoundland and Labrador provincial boundaries. According to the claim system registry of the Government of Newfoundland and Labrador, the Property is registered to Alderon Iron Ore Corp. The Property includes three map-staked licences, namely 015980M, 017926M and 017948M, totaling 305 claim units covering 7,625 hectares. Surface rights on these lands are held by the provincial government. Table 1 provides details of Alderon’s current mineral land holdings in Labrador.

TABLE 1: KAMISTIATUSSET PROPERTY IN LABRADOR

Licence	Claims	Area (ha)	NTS Areas	Issuance Date	Renewal Date	Report Date
015980M	191	4,775	23B14 23B15	Dec 29, 2004	Dec 29, 2014	February 27, 2014
017926M	92	2,300	23B15	Aug 30, 2010	Aug 30, 2015	October 29, 2013
017948M	22	550	23B15	Sept 10, 2010	Sept 10, 2015	November 12, 2013
Total	305	7,625

Subsequent to the date of the Technical Report, in connection with the Limited Partnership funding by Hebei, the Property was transferred to Kami General Partner Limited, as managing general partner on behalf of and in trust for the Limited Partnership. The Limited Partnership is owned as to 25% by Hebei and 75% by Alderon.

In Labrador, a mineral exploration licence is issued for a term of five (5) years. However, a mineral exploration licence may be held for a maximum of twenty (20) years provided the required annual assessment work is completed and reported and the mineral exploration licence is renewed every five (5) years. The minimum annual assessment work must be completed on or before the anniversary date. The assessment report must then be submitted within sixty (60) days after the anniversary date. Licence 015980M is now in its 8th year. The licence was renewed December 29, 2009 with a fee payment of $4,775.00. Licence 015980M will remain in good standing until December 29, 2020, at which time a total of $229,200.00 of acceptable work expenditures are required.  In addition, renewal fees for Licence 015980M will be due on December 29, 2014 and every five (5) years following. Licences 017926M and 017948M are now in their third year.

Permitting

During 2012, Alderon advanced its feasibility and design levels studies by conducting a geotechnical investigation campaign for the evaluation of subsurface soil and rock conditions across the Kami Project site for all proposed mine site infrastructure. This included drilling, sampling and testing for the crusher, process plant, conveyors, tailings impoundment, railway, overburden and waste rock stockpile areas, power lines, roads, as well as miscellaneous structures. For execution of this work, Alderon was issued an Exploration Approval from the Government of Newfoundland and Labrador for an initial 450 boreholes under Permit No. E120047 and accompanying Water Use Licence No. WUL-12-035. A second Exploration Approval was issued to Alderon for an additional 90 boreholes under Permit No. E120186 and accompanying Water Use Licence No. WUL-12-124. Subsequent to this Permit, an amendment to the Permit was issued to Alderon from the Town of Labrador City (No. 12-930) to drill inside the Wetland

Management Unit (as per the Wetland Stewardship Agreement) of Rose Lake this fall. Alderon has also received an amendment to Water Use Licence No. WUL-12-035 from the Provincial Government of Newfoundland and Labrador to include water withdraw points on Pike Lake South, within the Wetland Management Unit. The new Permit is issued under Water Use Licence No. WUL-12-153.

A fuel cache Permit was obtained from Government Services Newfoundland and Labrador by the helicopter company supporting this field program under Permit No. LB-FC-1206001. Two Permits to Alter a Water Body (Nos. ALT6572-2012 and ALT6637-2012) were issued to Alderon allowing for drilling inside the 15 m environmental buffer of several water bodies. The Town of Wabush issued to Alderon an Excavation Permit (No. BP-NO-4732) for drilling within the Town’s municipal boundary.

A number of additional Permits and/or Permit Amendments were required from provincial and municipal regulators in order to cut trees for drill setup locations and drill along the proposed railway to the QNS&L rail line within the Town of Wabush’s zoned Public Water Supply Area. A Permit for Development was issued to Alderon allowing for drilling specifically at the Jean River Crossing and generally within the Town’s PWSA, excluding inside the 150 m environmental buffer of Wahnahnish Lake (No. PRO6543-2012).

An amendment to Alderon’s Commercial Cutting Permit (No. 12-22-00314) was issued allowing cutting of trees for drill setups inside the 30 m environmental buffer of water bodies.

All geotechnical drilling, sampling, and testing work was conducted within the Province of Newfoundland and Labrador.

Following release from the Provincial environmental assessment process, the Property will require a number of approvals, permits and authorizations prior to project initiation. In addition, throughout construction and operation, compliance with various standards contained in Federal and Provincial legislation, regulations and guidelines will be required. Alderon will also be required to comply with any other terms and conditions associated with the release. The permits, approvals and authorisations that will be required prior to project initiation are outlined below under “ – Mining Operations – Environment.”

Environmental Setting

Kami Property

The existing (baseline) condition of the environment within and near the Kami Project area is the result, and reflects the effects, of other past and ongoing human activities in the region. A range of surveys were carried out in the project footprint and larger region to characterize the existing environmental conditions, including wildlife, vegetation, and freshwater surveys. Regional ambient air quality monitoring indicates that the average air quality in the region is good overall, with SO2 and NO2 ambient concentrations being below applicable standards and with total particulate levels occasionally exceeding guidelines. Baseline water quality monitoring data similarly shows that existing surface water quality is good, with several parameters occasionally and slightly exceeding ecological water quality guidelines. Prevailing winds are from the west and south.

The biophysical environment in which the Kami Project lies is within the Mid Subarctic Forest (Michikamau) Ecoregion of Western Labrador. Habitat types common to Western Labrador are found throughout the Project area. These habitat types support a wide range of wildlife species that are common throughout the region. Species at risk and species of conservation concern which have been observed in the Project area include: the Olive-sided Flycatcher (Threatened), and the Rusty Blackbird (species of conservation concern). There were no observations of any plant species listed as species at risk within the

Project area. Eight plant species of conservation concern were recorded in the Project area; occurrences of all eight species were also recorded outside the vicinity of the Project. Consultation with Newfoundland and Labrador Department of Environment and Conservation is continuing to determine if additional species are to be considered as species of conservation concern. No caribou were observed in proximity to the Project area during the project surveys conducted in 2011 and 2012.

Wetlands cover a sizable proportion of the natural landscape of Labrador and are common throughout the Project area. Both Labrador City and Wabush have signed Municipal Wetland Stewardship Agreements with the provincial government and Eastern Habitat Joint Venture, which require the incorporation of wetland conservation in the scope of municipal planning. Each municipality was required to designate wetlands areas with their municipal planning areas as Habitat Management Units. The Project has been designed to avoid impacts on the Management Units wherever possible; however, the ore body intersects the Pike Lake South Management Unit. No unique habitat features were identified within the Management Unit or elsewhere within the Project area.

Fish species and fish habitat common to Western Labrador are present within the Project area. Recreational fisheries are conducted throughout the region and in close proximity to the Project area. There were no observations of any fish species listed as species at risk within the Project area, and no commercial or aboriginal fisheries have been identified in or near the Project area.

Current land and resource use in the vicinity of the Project area includes industrial activities, cabin use, hunting and trapping, angling, wood harvesting, berry picking, snowmobiling, and boating, among other recreational activities. Due to the close proximity to the towns of Labrador City and Wabush, recreational land use in this area is extensive. A number of cabins have been identified within the Project area.

There are no treaties or settled land claims which overlap the Project area. No aboriginal communities exist in close proximity to the Project, the closest being Schefferville, located approximately 200 km to the north. However, the Project is located in an area which five aboriginal groups assert as their traditional territory.

Concentrate Storage and Reclaim Facilities, Québec

The Pointe-Noire Terminal lies within the Municipality of Sept-Îles on Port Authority of Sept-Îles lands, adjacent to similar reclaim facilities operated by other users. The existing terminal at Pointe-Noire has been in operation for many decades and contains two industrial and port facilities similar to the facility proposed by Alderon. The region has long been the center of natural resource exploitation and the main resource industries are hydroelectricity generation and mining.

The Pointe-Noire Terminal site is in an industrialised area with few natural habitats. Remaining habitat at the proposed site consists mainly of patches of young mixed forest stands and mature coniferous stands. There is no freshwater fish habitat within the facility footprint. No species at risk or species of conservation concern were observed during field surveys. According to the “Centre de Données sur le Patrimoine Naturel du Québec” database, no flora species with special status are reported for the Port site area.

In 2009, Sept-Îles had a population of 25,686 inhabitants. The closest residential and recreational land use is located approximately 1.5 km from the site, in the low density Val Sainte-Marguerite. There are two aboriginal reserves in the vicinity: Uashat and Maliotenam (also know as Mani-Utenam), which are located approximately 10 and 26 km respectively, to the east. The Pointe-Noire Terminal is located within the asserted traditional territory of two aboriginal groups: the Innu of Uashat mak Mani-Utenam and the Innu of Matimekush-Lac John. Though located near Schefferville, approximately 500 km north of Sept-

Îles, the Innu of Matimekush-Lac John share their ancestral territory with the Innu of Uashat mak Mani-Utenam.

Community Relations

Alderon is committed to operating within a sustainable development framework. A key principle of sustainable development is to consult with stakeholders who may have an interest in or be affected by the Kami Project in order to build and maintain positive, long-term and mutually beneficial relationships. Alderon has adopted a ‘Life of Project’ approach to public consultation and developed a framework in Alderon’s Project Consultation Plan. The principles guiding the Public Consultation Plan are set out in Alderon’s Communities Relations Policy:

•	Engage stakeholders through meaningful, transparent and respectful communication and consultation.

•	Value, acknowledge, and give consideration to the cultural diversity, unique traditions and the needs and aspirations of local people, communities, and other stakeholders.

•	Develop relationships with local community leaders and provide timely responses to their communications.

•	Understand, acknowledge and respond to the concerns of local people, communities, and other stakeholders; and

•	Provide project information and updates on a regular basis.

Alderon has and will continue to conduct a wide range of public consultation initiatives to ensure that stakeholders are apprised of the progress of the Kami Project and afforded an opportunity to express any concerns. Information will be disseminated through digital and print media, including Alderon’s website, e-mail, newspaper advertisements and newsletters and public information sessions. Consultation will take place through the following major engagement activities:

•	Participation on multi-stakeholder committees;

•	Council and staff information briefings;

•	Stakeholder consultation events;

•	Consultation with educational and training institutions;

•	Information briefings with regulators;

•	Media relations; and

•	Participation in follow-up and monitoring committees.

Alderon recognizes the importance of building relationships based on mutual trust and respect with aboriginal groups having rights or interests that may be affected by the Kami Project. Alderon has developed an Aboriginal Relations Policy, which is based on the following principles:

•	Respect for the legal and constitutional rights of aboriginal peoples.

•	Respect for the unique history, diverse culture, values and beliefs of aboriginal peoples and their historic attachment to the land.

•	Recognition of the need to pursue meaningful engagement with aboriginal groups.

•	Recognition of the importance of collaboration with aboriginal groups to identify and respond to issues and concerns.

The Aboriginal Relations Policy is implemented through the Aboriginal Engagement Strategy and Action Plan which outlines a range of engagement activities, actions and initiatives to assist Alderon in identifying, understanding and addressing any potential effects of the Kami Project on aboriginal communities and groups and their current use of land and resources for traditional purposes.

Alderon has identified five aboriginal groups, communities or organizations that may be affected by the Kami Project:

•	Innu Nation (representing the Innu of Labrador);

•	NunatuKavut Community Council;

•	Innu Nation of Uashat mak Mani-Utenam;

•	Innu Nation of Matimekush-Lac John; and

•	Naskapi Nation of Kawawachikamach.

Alderon's engagement efforts with these groups commenced prior to project registration and are ongoing. Major engagement initiatives include the following:

•	Information sharing initiatives;

•	Community engagement initiatives;

•	Traditional land and resource use studies; and

•	Avoidance or mitigation initiatives.

It is Alderon’s objective to continue to pursue positive and constructive relationships with each of these aboriginal groups throughout the life of the Kami Project until closure and decommissioning.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access

The Property is accessible from Labrador City/Wabush, Newfoundland via 4x4 vehicle roads. All-Terrain Vehicle (“ATV”) trails enable access to the remainder of the Property. Wabush is serviced daily by commercial airline from Sept-Îles, Montreal and Québec City and also by flights from Goose Bay, Deer Lake and St. John’s.

Climate

The climate in the region is typical of north-central Québec/Western Labrador (sub-Arctic climate). Winters are harsh, lasting about six to seven months with heavy snow from December through April. Summers are generally cool and wet; however, extended daylight enhances the summer workday period. Early and late winter conditions are acceptable for ground geophysical surveys and drilling operations. The prevailing winds are from the west and have an average of 14 km per hour, based on 30 years of records at the Wabush Airport.

Local Resources and Infrastructure

The Property is adjacent to the two towns of Labrador City, 2011 population 7,367 and Wabush, population 1,861. Together these two towns are known as Labrador West. Labrador City and Wabush were founded in the 1960s to accommodate the employees of the Iron Ore Company of Canada and Wabush Mines. A qualified work force is located within the general area due to the operating mines and long history of exploration in this region.

Although low cost power from a major hydroelectric development at Churchill Falls to the east is currently transmitted into the region for the existing mines operations, the current availability of additional electric power on the existing infrastructure in the region is limited. Alderon has made the required requests to Nalcor for the supply of power for the project and Nalcor has already initiated the process by undertaking the required studies. In its Press Release dated December 13, 2012, Alderon announced that it has entered into an agreement with Nalcor to commence Stage III of the process, which is expected to take 6-8 months to conclude.

The Kami Project site is also located in proximity to other key services and infrastructure. The Kami Project will include a rail loop and a connection to the QNS&L Railway for transportation of product to port. Fresh water sources on the site are plentiful, although the plan is to maximize recycling and minimize dependence on fresh water. A preliminary site plan has been developed as part of the Feasibility Study, which indicates that there are enough barren areas on the site to permit permanent storage of waste rock and tailings.

Project design requires that certain infrastructure be located outside the mineral property limits. Alderon currently does not have surface rights to use these areas but it will acquire these rights at an appropriate time during project development.

Physiography

The Property is characterized by gentle rolling hills and valleys that trend northeast-southwest to the north of Molar Lake and trend north-south to the west of Molar Lake, reflecting the structure of the underlying geology. Elevations range from 590 m to 700 m.

The Property area drains east or north into Long Lake. A part of the Property drains north into the Duley Lake Provincial Park before draining into Long Lake.

In the central Property area, forest fires have helped to expose outcrops; yet the remainder of the Property has poor outcrop exposure. The cover predominantly consists of various coniferous and deciduous trees with alder growth over burnt areas.

History

The earliest geological reconnaissance in the southern extension of the Labrador Trough within the Grenville Province was in 1914, by prospectors in their search for gold. Several parties visited the area between 1914 and 1933, but it was not until 1937 that the first geological map and report was published. The metamorphosed iron formation in the vicinity of Wabush Lake was first recognized in 1933. A few years later, the Labrador Mining and Exploration Co. Ltd. (“LM&E”) evaluated the iron formation, but decided it was too lean for immediate consideration.

In 1949, interest in the Carol Lake area by LM&E was renewed and geological mapping was carried out in the Long Lake (also known as Duley Lake) - Wabush Lake area for IOC. The work was done on a scale of 1"=1/2 mi. and covered an area approximately 8 km wide by 40 km long from Mills Lake northward to the middle of Wabush Lake. This work formed part of the systematic mapping and prospecting carried on by LM&E on their concession. Concentrations of magnetite and specularite were found in many places west of Long Lake and Wabush Lake during the course of the geological mapping. Broad exposures of this enrichment, up to 1.2 km long, assayed from 35% to 54% Fe and 17% to 45% SiO2. Ten enriched zones of major dimensions were located and six of these were roughly mapped on a scale of 1"=200 ft. Seventy-four samples were sent to Burnt Creek for analysis. Two bulk samples, each about 68 kg, were taken for ore dressing tests. One was sent to the Hibbing Research Laboratory and the other was sent to the Bureau of Mines, Ottawa. The material was considered to be of economic significance as the metallurgical testing indicated that it could be concentrated.

Geological mapping on a scale of 1"=½ mi. was carried out in the Wabush Lake - Shabogamo Lake area in 1950. It was reported that there were numerous occurrences of pyrolusite and psilomelane an botryoidal goethite being frequently associated with the manganese within the iron formation and quartzite. Mills No. 1 was one of the iron deposits discovered in 1950 and was sampled and described at that time. A narrow irregular band of pyrolusite was reported to extend 457 m within a friable magnetite-hematite iron formation located 914 m southwest of the prominent point on the west side of Mills Lake. In 1951, nearly all of the concession held by LM&E within the Labrador Trough was flown with an airborne magnetometer. This survey showed the known deposits to be more extensive than apparent, from surface mapping and suggested further ore zones in drift-covered areas.

In 1953, a program of geological mapping in the Mills Lake - Dispute Lake area was conducted by IOC. The possibility of beneficiating ores within the iron formation was considered and all high magnetic anomalies and bands of magnetite-specularite iron formation were mapped in considerable detail. Occurrences of friable magnetite-specularite gneiss containing enough iron oxides to be considered as beneficiating ore were found in several places west of Long Lake and northwest of Canning Lake. Representative samples assayed 18.55% to 43.23% Fe and 26.66% to 71.78% SiO2. Seven zones of this material were located in the area. Three of these (one of which was Mills No. 1 deposit) were mapped on a scale of 1"=200 ft On two of these occurrences, dip needle lines were surveyed at 122 m (400 ft) intervals. Forty-two samples were sent to the Burnt Creek Laboratory for analysis. Three samples were sent to Hibbing, Minnesota for magnetic testing. It was reported that at Mills No. 1, the ore was traced for a distance of 488 m along strike, with the minimum width being 107 m.

In 1957, an area of 86.2 km2 to the west of Long Lake was remapped on a scale of 1"= 1,000 ft and test drilled by IOC to determine areas for beneficiating ore. Dip needle surveying served as a guide in determining the locations of iron formation in drift-covered areas. Two hundred and seventy-two holes, for a total of 7,985 m (26,200 ft.) were drilled during the 1957 program (approximately 66 holes are located on the Property). It was reported that there were no new deposits found as a result of the drilling, however, definite limits were established for the iron formation found during previous geological mapping. Three zones of "ore" were outlined, which included Mills No. 1 and an area of 19.1 km2 was blocked out as the total area to be retained. The Mills No. 1 zone was outlined by six drillholes and found to have a maximum length of 3,048 m (10,000 ft) and a maximum width of 610 m (2,000 ft). The mineralization is described as being composed of specularite with varying amounts of magnetite, grading on average 32.1% Fe. A search by Altius for the logs and/or core from the 1957 LM&E drilling program has not been successful. From local sources, it is known that all holes drilled in this area were of small diameter and very shallow (~30 m).

In early 1959, a decision was made by IOC to proceed with a project designed to open up and produce from the ore bodies lying to the west of Wabush Lake and a major program of construction, development drilling and ore testing was started in the Wabush area. Also that year, geological mapping (1"=1,000 ft.) and magnetic profiling were conducted by LM&E in the Long Lake - Mills Lake area. Zones of potential beneficiating ores were located to the southwest of Mills Lake.

In 1972, an extensive airborne electromagnetic survey covered 2,150 km2 of territory, and entailed a 2,736 km line of flying in the Labrador City area. The area covered, extended from the southern extremity of Kissing Lake to north of Sawbill Lake, and from approximately the Québec-Labrador border on the west to the major drainage system, through Long, Wabush and Shabogamo Lakes on the east. The survey was done by Sander Geophysics Ltd. (for LM&E) using a helicopter equipped with an NPM-4 magnetometer, a fluxgate magnetometer, a modified Sander EM-3 electromagnetic system employing a single coil receiver, and a VLF unit. In 1972 to 1973, an airborne magnetic survey was conducted over the area by Survair Ltd., Geoterrex Ltd., and Lockwood Survey Corporation Ltd., for the Geological Survey of Canada.

In 1977, geological mapping was initiated by the Newfoundland Department of Mines and Energy within the Grenville Province, covering the Wabush-Labrador City area. This work was part of the program of 1:50,000 scale mapping and reassessment of the ratio of mineral potential of the Labrador Trough by the Newfoundland Department of Mines and Energy. Mapping was continued in western Labrador from 1978 to 1980. As part of an experimental geochemical exploration program in Labrador by LM&E in 1978, many of the lakes in the Labrador City area were sampled, both for lake bottom sediments and lake water. Lake sediment samples were sent to Barringer Research Ltd., Toronto, Ontario, for a multi-element analysis. Water samples were tested at Labrador City for acidity, before being acidified for shipment. Some samples were also shipped to Barringer for analysis and some were analyzed in the IOC Laboratory in Sept-Îles. A sample portion was also sent to the Learch Brothers Laboratory in Hibbing Minnesota for additional analysis. On Block No. 24 (part of the Property), only one site was sampled. The sediment assay results indicated the sample was statistically “anomalous" in phosphorous. None of the water samples were defined as anomalous. It was concluded that the samples, as a group, are widely scattered, and it is difficult to draw any firm conclusion from the results. It was noted that a further study might indicate that it is worthwhile to take additional samples.

In 1979, a ground magnetometer survey was conducted on Block No. 24 (part of the Property). A total of four lines having a combined length of 3,500 m were surveyed on this block. The standard interval between successive magnetometer readings was 20 m. Occasionally over magnetically “quiet” terrain, this interval was increased. Whenever an abrupt change in magnetic intensity was encountered, intermediate stations were surveyed. The magnetometer profiles and observations of rare outcrops confirm that oxide facies iron formation occurs on Block No. 24 (in the Mills No. 1 area of the Property). Also in 1979, one diamond drillhole was drilled by LM&E near the north end of Elfie Lake on the Property. The hole (No. 57-1) was drilled vertically to a depth of 28 m and did not encounter the iron oxide facies of interest. In 1983, LM&E collared a 51 m deep (168 ft) diamond drillhole 137 m north of Elfie Lake (DDH No. 57-83-1). The drillhole encountered metamorphosed iron formation from 17 m to a depth of 51 m. Of this, only 2 m was oxide facies. Core recovery was very poor (20%).

In 1981 and 1982, an aerial photography and topographic mapping program was completed by IOC to rephotograph the mining areas as part of its program to convert to the metric system. Two scales of aerial photography (1:10,000 and 1:20,000) were flown, and new topographic maps (1:2,000 scale) were made from these photos. The photography was extended to cover all the lease and license blocks in the Labrador City area.

During the summers of 1977 and 1978, a lake sediment and water reconnaissance survey was undertaken over about one-half (134,000 km2) of Labrador by the GSC, in conjunction with the Newfoundland Department of Mines and Energy. The survey was designed to provide the exploration industry with data on bedrock composition, and to identify metaliferous areas as large scale prospecting targets. Sampling continued in 1982 in southwestern Labrador. Water and sediments from lakes over an approximate area of 50,000 km2 were sampled at an average density of one sample per 13 km2. Lake sediment samples were analyzed for U, Cu, Pb, Zn, Co, Ni, Ag, Mo, Mn, Fe, F, As, Hg and L.O.I. In addition, U, F and pH were determined on the water samples.

During 1985, field work by LM&E was concentrated on the northern part of Block No. 24. A pace and compass grid was established near Molar Lake. Cross lines were added at 152 m (500 ft) intervals. The grid was used to tie in the sample sites and a systematic radiometric survey was thus performed. There were four soil samples and six rock samples (one analyzed) collected. A possible source of dolomite as an additive for the IOC's pellet plant was examined near Molar Lake. It was concluded from visual examination that the dolomite was high in silica.

In 2001, IOC staked a considerable portion of the iron formation in the Labrador City area, with the Kamistiatusset area being in the southern extent of the company’s focus. Extensive geophysical testing was conducted over the area using airborne methods. The Kamistiatusset area and the area north of the Property were recommended as a high priority target by SRK Consulting Ltd., as part of the 2001 IOC Work Report. However, no work was reported for the area.

In 2004, Altius staked twenty (20) claims comprising license 10501M (predecessor to license 15980M). In the spring of 2006, Altius staked another thirty-eight (38) claims to the north, comprising license 11927M. License 10501M and license 15980M were subsequently replaced by license 15980M, which was acquired by Alderon from Altius.

Geological Setting

The Property is situated in the highly metamorphosed and deformed metasedimentary sequence of the Grenville Province, Gagnon Terrane of the Labrador Trough, adjacent to and underlain by Archean basement gneiss. The Labrador Trough, otherwise known as the Labrador-Québec Fold Belt, extends for more than 1,200 km along the eastern margin of the Superior Craton from Ungava Bay to Lake Pletipi, Québec. The belt is about 100 km wide in its central part and narrows considerably to the north and south. The Labrador Trough itself is a component of the Circum-Superior Belt that surrounds the Archean Superior Craton, which includes the iron deposits of Minnesota and Michigan. Iron formation deposits occur throughout the Labrador Trough over much of its length.

The Labrador Trough is comprised of a sequence of Proterozoic sedimentary rocks including iron formation, volcanic rocks and mafic intrusions. The southern part of the Labrador Trough is crossed by the Grenville Front representing a metamorphic fold-thrust belt in which Archean basement and Early Proterozoic platformal cover were thrust north-westwards across the southern portion of the southern margin of the North American Craton during the 1,000 Ma Grenvillian orogeny. Labrador Trough rocks in the Grenville Province are highly metamorphosed and complexly folded. Iron deposits in the Gagnon Terrane, (the Grenville part of the Labrador Trough); include those on the Property and Lac Jeannine, Fire

Lake, Mont-Wright, Mont-Reed, and Bloom Lake in the Manicouagan-Fermont area, and the Luce, Humphrey and Scully deposits in the Wabush-Labrador City area. The metamorphism ranges from greenschist through upper amphibolite into granulite metamorphic facies from the margins to the orogenic centre of the Grenville Province. The high-grade metamorphism of the Grenville Province is responsible for recrystallization of both iron oxides and silica in primary iron formation, producing coarse-grained sugary quartz, magnetite, and specular hematite schist or gneiss (meta-taconites) that are of improved quality for concentration and processing.

North of the Grenville Front, the Labrador Trough rocks in the Churchill Province have been only subject to greenschist or sub-greenschist grade metamorphism and the principal iron formation unit is known as the Sokoman Formation. The Sokoman Formation is underlain by the Wishart Formation (quartzite) and the Attikamagen Group including the Denault Formation (dolomite) and the Dolly/Fleming Formations (shale). In the Grenville part of the Labrador Trough where the Property is located, these same Proterozoic units can be identified, but are more metamorphosed and deformed. In the Grenville portion of the Labrador Trough, the Sokoman rocks are known as the Wabush Formation, the Wishart as the Carol Formation (Wabush area) or Wapusakatoo Formation (Gagnon area), the Denault as the Duley Formation and the Fleming as the Katsao Formation. A recent synthesis develops modern lithotectonic and metallogenic models of the Labrador Trough north of the Grenville Front. In practice, both sets of nomenclature for the rock formations are often used. Alderon and Altius have used the Menihek, Sokoman, Wishart, Denault, and Attikamagen nomenclature throughout their reports to name rock units on the Property. WGM has elected to retain this nomenclature but often gives reference to the other nomenclature.

The Property is underlain by folded, metamorphosed sequences of the Ferriman Group and includes (from oldest to youngest): Denault (Duley) Formation dolomitic marble (reefal carbonate) and Wishart (Carol) Formation quartzite (sandstone) as the footwall to the Sokoman (Wabush) Formation. The Sokoman (Wabush) Formation includes iron oxide, iron carbonate and iron silicate facies and hosts the iron oxide deposits. The overlying Menihek Formation resulted from clastic pelitic sediments derived from emerging highlands into a deep-sea basin and marks the end of the chemical sedimentation of the Sokoman Formation.

Proterozoic biotite-garnet-amphibole dikes and sills cut through all formations.

Altius’ exploration was focused on three parts of the Property known as the Mills Lake, Rose Lake and the Mart Lake areas. Alderon’s 2010 to 2012 drilling was focused on the Rose Lake and Mills Lake areas. On some parts of the Property, the Sokoman (Wabush) is directly underlain by Denault (Duley) Formation dolomite and the Wishart (Carol) Formation quartzite is missing or is very thin. In other places, both the dolomite and quartzite units are present.

Alderon interprets the Property to include two iron oxide hosting basins juxtaposed by thrust faulting. The principal basin, here named the “Wabush Basin”, contains the majority of the known iron oxide deposits on the Property. Its trend continues NNE from the Rose Lake area, nine (9) km to the Wabush Mine and beyond the town of Wabush. The second basin called the "Mills Lake Basin", lies south of the Elfie Lake Thrust Fault and extends southwards, parallel with the west shore of Mills Lake. Each basin has characteristic lithological assemblages and iron formation variants.

The portion of the Property east of the western shore of Mills Lake is dominated by gently dipping (15°-20°E) Denault Formation marble with quartz bands paralleling crude foliation. This block is interpreted as being thrust from the east onto the two basin complexes above. The marble outcrops across the 8 km width of licenses 017926M and 017948M with consistent east dips. The thickness exposed suggests that several thrust faults may have repeated the Denault Formation stratigraphy. On older maps, this is shown as an infolded syncline of Sokoman Formation, but recent mapping and shallow drilling by Alderon found Denault marble and minor Menihek Formation but no iron formation. Another area on license 017926M, previously interpreted as a syncline with Sokoman and Menihek formations in its core, did not show any airborne magnetic or gravity anomalies, and recent Alderon mapping found only dolomite marble.

Alderon initiated its 2010 program by relogging Altius’ drill core and replaced Altius’ previous lithological codes with its codes. Amphibolite dikes and sills cut through all other rock units but are particularly common in the Menihek Formation schists and are a consideration, as they may negatively impact the chemistry of iron concentrates made from mineralization containing these rocks that may be difficult to exclude during mining.

Exploration

General

Historic exploration is summarized above under “ – History”. Altius’ initial exploration was in 2006, culminating in a diamond drilling program in 2008. Alderon acquired the Property in December 2010 and has since conducted an extensive exploration program.

Altius Exploration Programs 2006 – 2009

Reconnaissance mapping and rock sampling commenced during the summer of 2006 and was completed during the 2007 field season. Ten (10) 2006 samples of outcrop and boulders were assayed at SGS Lakefield for major elements. Grab samples yielded iron values typical of oxide facies iron formation. Further outcrop sampling was completed during the 2008 program. A total of 63 rock samples were collected, 29 of which were for chemical analysis while the remaining were collected for physical properties testing. The 2007 samples were sent to Activation Laboratories in Ancaster, Ontario and assayed for major elements, FeO and total sulphur. Nine (9) rock samples from the Mills Lake area returned Fe values ranging from 9.7% Fe to 43.6% Fe and manganese values ranging from 0.43% Mn to 13.87% Mn. From the Molar Lake area, five rock samples were collected yielding 13.7% Fe to 23.6% Fe and 0.1% to 0.69% Mn. From the Elfie Lake area, two grab samples were collected that respectively returned assay results of 25.9% Fe and 0.95% Mn and 17.9% Fe and 1.07% Mn. From the Mart Lake area, one sample was collected that yielded 16.3% Fe and 0.15% Mn. From the Rose Lake area, a few outcrops over a strike length of approximately 430 m were grab sampled. Values ranged from 5.6% Fe with 9.73% Mn from a sample near the iron formation – Wishart Formation contact to 29.7% Fe with 1.05% Mn from a magnetite specularite sample of iron formation.

Altius’ 2007 exploration program also included a high resolution helicopter airborne magnetic survey carried out by Mcphar Geosurveys Ltd. The purpose of the airborne survey was to acquire high resolution magnetic data to map the magnetic anomalies and geophysical characteristics of the geology. The survey covered one block. Flight lines were oriented northwest-southeast at a spacing of 100 m. Tie-lines were oriented northeast-southwest at a spacing of 1,000 m. A total of 905 line km of data were acquired. Data was acquired by using precision differential GPS positioning. The rock samples were collected from the Property and sent for physical properties testing to support interpretation of the airborne magnetic survey results.

The results of the 2007 exploration program were positive with rock samples returning favorable iron values and the airborne magnetic survey effectively highlighting the extent of the iron formation. Following the 2007 exploration program, licenses 013935M, 013937M, 010501M, 011927M, 012853M and 012854M were grouped to form license 15037M and licenses 14957M, 14962M, 14967M and 14968M were staked.

The 2008 exploration program on the Property consisted of physical properties testing of the rock samples collected in 2007, line cutting, a ground gravity and magnetic survey carried out by Géosig of Saint Foy, Québec, a high resolution satellite imagery survey (Quickbird), an integrated 3-D geological and geophysical inversion model and 6,129.49 m of diamond drilling in 25 holes. The drilling program was designed to test three known iron ore occurrences on the Property (namely Mills Lake, Mart Lake and Rose Lake) that were targeted through geological mapping and geophysics.

The ground gravity and total field magnetic surveys were conducted along 69.8 km of cut gridlines spaced from 200 m to 400 m apart and oriented northwest-southeast. Gravity surveying and high resolution positional data were collected at 25 m intervals. The magnetic survey stations were spaced at 12.5 m along the lines.

Mira Geoscience (“Mira”) was contracted to create a 3-D geological and geophysical inversion model of the Property. Mira was provided with the geological cross sections, airborne and ground geophysics data and the physical rock properties from each of the different lithologies. The 3-D geological and geophysical model was completed to help with target definition and drillhole planning.

Drilling confirmed the presence of oxide-rich iron formation at the three iron occurrences and was successful in extending the occurrences along strike and at depth. Drilling was also fundamental in testing stratigraphy and structure to help refine the geological and structural models for each area to aid in drillhole targeting.

Alderon’s Summer 2010 Exploration Program

The 2010 exploration program started on June 1, 2010 and finished December 1, 2010. The program consisted mainly of a drilling program, but also included an airborne geophysical survey covering the three licenses Alderon holds in Newfoundland and Labrador and the relogging and lithology re-coding of Altius’ 2008 drill core. The airborne geophysical survey consisted of 1,079 line km of gravity and magnetic surveying covering a 130 km2 area.

The geophysical survey measuring the gradient of the gravity field and magnetics was carried out by Bell Geospace Inc. (“BGI”) of Houston, Texas and flown over the Property from November 8th through November 11th, 2010 onboard a Cessna Grand Caravan. The crew and equipment were stationed in Wabush. The survey was flown in a north-south direction with perpendicular tie lines. Eighty five survey lines and 13 tie lines were flown. The survey lines were 100 m apart on the western side of the survey area, and 300 m apart on the eastern side. The tie lines were 1,000 m apart. The survey lines vary from 10.3 km to 12.4 km in length, and the tie lines varied in length from 5.5 km to 11.7 km.

The survey plan defines a flight path that maintains a constant distance from the ground for the entire length of each survey line. However, it is not always possible to maintain the constant clearance because of variations in terrain relief. Ground clearance does not vary greatly in this survey due to the lack of severe terrain features and ground clearance ranged from 60 m to 187 m.

Magnetic data was acquired with a cesium vapor sensor. A radar altimeter system is deployed to measure the distance between the airplane and the ground. Along with the plane’s altitude acquired via GPS, radar altimetry data is used to produce a Digital Elevation Model (“DEM”). The full Tensor Gravity Gradiometry (Air FTG) system contains three Gravity Gradient Instruments (“GGIs”), each consisting of two opposing pairs of accelerometers arranged on a rotating disc.

Processing of the gravity data includes line leveling, terrain correction and noise reduction. Measured free air and terrain corrected maps for each of the six tensor components are provided.

Minimal data correction is required for magnetics. The majority of erroneous data is removed by the compensation process that corrects the data for the effects of the aircraft, as heading and position changes relative to the magnetic field. A base magnetometer was also used to record and remove the daily variations in the magnetic field due to regional factors. A lag correction is applied to correct the distance between the mag sensor and the GPS antennae. The lag correction is computed based on speed and distance to accurately shift the magnetic data to the GPS reference point and ensure that lines flown in opposite directions are not biased by the distance between the sensor and antennae. The earth's field is calculated and removed. Only minor line adjustments are required to remove any remnant errors that are apparent at line intersections. The data is then ready for reduction to the magnetic pole to approximate the anomaly directly over the causative body, and other derivative calculations to accentuate the anomalies.

Alderon’s Winter 2011 Exploration Program

Alderon’s winter 2011 program consisted of a drilling program on the Rose North deposit. Drilling started in early February and was completed on April 6. Alderon has also completed a LIDAR (Light Detection and Ranging) and air photo survey, however, this data has not been reviewed by WGM but it was used by Alderon to create a topographic surface for the mineral resource estimate and for subsequent mine design by BBA.

Alderon’s 2011-2012 Exploration Program

Alderon’s 2011-2012 exploration program was mostly a drilling program described under “ – Drilling”. The program started in June 2011 and continued to April 30, 2012 with a break for freeze-up. Drilling comprised infill holes on both the Rose and Mills Lake areas plus geotechnical drillholes and holes for collection of sample for metallurgical testwork. Geological reconnaissance mapping was done in several areas south and east of the Rose deposit, principally for condemnation study around the areas proposed for the mine site civil works.

An aerial photography orthorectification LIDAR survey was flown over the Property in August-September 2011. Aéro-Photo (1961) Inc. of Québec performed the work. Imagery was to a resolution of 20 cm per pixel. Allnorth Land Surveyors’ of Kamloops, B.C., participated in establishing ground location control. A follow-up flight over just the original Kami Property was completed in fall 2012 using the same 20 cm resolution in order to document the reclamation works conducted on the 2008-2012 drill areas.

Mineralization and Structure

Mineralization of economic interest on the Property is oxide facies iron formation. The oxide iron formation (“OIF”) consists mainly of semi-massive bands or layers, and disseminations of magnetite and/or specular hematite (specularite) in recrystallized chert and interlayered with bands (beds) of chert with iron carbonates and iron silicates. Where magnetite or hematite represent minor component of the rock comprised mainly of chert, the rock is lean iron formation. Where silicate or carbonate becomes more prevalent than magnetite and/or hematite, then the rock is silicate iron formation (“SIF”) and or silicate-carbonate iron formation and its variants. SIF consists mainly of amphibole and chert, often associated with carbonate and contains magnetite or specularite in minor amounts. The dominant amphibole on the Kami Property is grunerite. Where carbonate becomes more prevalent, the rock is named silicate-carbonate or carbonate-silicate iron formation. However, in practice, infinite variations exist between the OIF and silicate-carbonate iron formation composition end members. SIF and its variants and lean iron formation are also often interbedded with OIF.

The OIF on the Kami Property is mostly magnetite-rich and some sub-members contain increased amounts of hematite (specularite). Hematite appears to be more prominent in Rose North mineralization than at either Rose Central or Mills Lake, but all zones contain mixtures of magnetite and hematite. At both Rose North and Rose Central and at Mills Lake, a bright pink rhodonite, which is a manganese silicate, is associated with hematite-rich OIF facies. Deeply weathered iron formation in the Rose North deposit also contains concentrations of secondary manganese oxides. There may also be other manganese species present.

Weathering

The iron deposits in the region have all been affected to some degree by deep humid weathering, likely an extension of the Cretaceous weathering that formed the so-called Direct Shipping Ore (“DSO”) deposits around Schefferville, QC.

The weathering affects the Rose North limb from surface and continues below the base of the drilling at approximately -450 vertical m below surface. The weathering affects all rock types variably. Alderon’s interpretation, based on mineralogical and textural evidence, is that it appears to have two stages. The earlier stage appears to be neutral to slightly alkaline with low oxidation levels. This is expressed in the iron deposits by:

1.	Recrystallization of specular hematite to larger subhedral and euhedral crystals almost a magnitude larger than the original meta-taconite specular hematite;
2.	Leaching of quartz and carbonate from the non-oxide matrix;
3.	Destruction of Mn-silicate and carbonate minerals in the meta-taconite to Mn-oxides (psilomelane and pyrolusite) observed in several holes; and
4.	Destruction of Fe-silicates.

The host lithologies, including Menihek schist and Wishart quartzite, are typically changed to soft rock with the original textures preserved, like saprolite weathering, in the schist and extensive leaching of quartz in the quartzite, leaving a quartz-muscovite-calcite powder or porous rock. The iron in the micas is not oxidized. This pattern was observed in the SW Rose drilling in 2010 with all units and in the Wishart quartzite and Katsao paragneiss in the footwall of the Rose North deposit.

The second stage of weathering is superimposed on the first and is more intense closer to the surface. It is characterized by the onset of veins and fractures merging to larger replacements of the original iron formation with Fe-hydroxide minerals such as limonite and goethite with minor earthy red hematite. The manganese oxides remain as powdery psilomelane and minor crystalline pyrolusite in leached vugs.

The early stage weathering forms thin replacements along fracture and fault surfaces aligned with the later NW-trending extensional faults that cut all units. The fault fillings are mainly a dark green “chlorite” type mineral that have not been identified. Adjacent to the fractures, iron silicate is changed to the same “chlorite”, while carbonate grains are less affected. The fractures occasionally change along strike over a few meters to open space fillings that can contain fresh pyrite crystals, fine psilomelane powder, and calcite (but not quartz); limonite-goethite are scarce in these places.

Controls on the weathering patterns appear to be the reticulate pattern of older thrust faults parallel with the trend of the deposits crosscut by the younger NW faults. The two likely provided a connected system for deeper groundwater inflows at the root of the weathering zone.

The weathering may affect the metallurgy characteristics of the iron deposit by increasing the Fe grade by the loss of matrix, increasing porosity, reducing density and hardness, and creating Mn-oxides that can interfere with the extraction process.

Wabush Basin – Rose Deposits

The Wabush Basin on the Property contains (from south to north) the South Rose/Elfie Lake deposit, the Rose Central deposit and the Rose North deposit. These deposits represent different components of a series of gently plunging NNE-SSW upright to slightly overturned anticlines and synclines with parasitic smaller-scale folding. The Rose syncline appears to be dismembered by thrust faulting parallel to the D1 deformation from the SSE. The lateral extent of the southeast limb is limited, while the NW limb forms the long linear trend shown by the airborne magnetic and gravity anomalies and mapping. This fold system continues NNE from the western end of the Rose North deposit toward Long (Duley) Lake. The Wabush Mine deposit lies across the lake where the structure opens into a broad open syncline truncated by a northerly-trending late normal fault just west of Wabush.

The stratigraphy in the Rose area ranges from Katsao gneiss, north of the Rose syncline, up to the Menihek Formation mica schist. The contact between the Archean basement and the Denault marble is not exposed, nor has it been drilled to date. The Rose anticline exposes the Wishart Formation quartzite and drillholes also pass into Denault marble in the anticline core and also a thin Wishart unit abruptly passes down into Denault marble below the Mills Lake deposit. The contact relationship between the two units appears gradational to abrupt with increasing quartz at the base of the Wishart. The Wishart includes muscovite + biotite-rich schist and variations in quartzite textures. It appears more variable than the large quartzite exposures near Labrador City.

The upper contact of the Wishart Formation is abrupt. The base of the overlying iron formation often starts with a narrow layer of Fe-silicate–rich iron formation. Alderon’s exploration team correlates this member with the Ruth Fm. Locally; this is called the Basal Iron Silicate Unit (Wabush Mines terminology). The thickness of this subunit ranges 0 to 20 m.

The Sokoman Formation in the Rose Lake area includes three iron-oxide-rich stratigraphic domains or zones separated by two thin low-grade units. This is similar to the sequence observed at the Wabush Mine. At Rose Lake, the low-grade units composed of quartz, Fe-carbonate plus Fe-silicates and minor Fe oxides are thinner and more erratically distributed than at the Wabush Mine. The three oxide divisions or domains in a gross sense are mineralogically distinct and were used as the basis for geo-metallurgical domains and for the subsequent Mineral Resource estimate. These are named RC-1, RC-2, and RC-3 from stratigraphic base to top.

RC-1, the lower stratigraphic level at Rose Lake, typically has substantially higher specular hematite to magnetite ratio; magnetite content can be minimal to almost absent and is mostly restricted to the margins of the hematite unit. The principal gangue mineral is quartz with a little carbonate or Fe-silicate. Crystalline rhodonite is locally common. Occasionally, magnetite can be observed replacing the hematite as crystalline clusters to 2 cm with rhodonite coronas. This is interpreted as indicating a broad reduction in Fe oxidation during the peak of metamorphism. The Mn-silicates appear to be cleanly crystallized with little entrainment of Fe oxides. Mn measured in Davis Tube magnetite concentrates done as part of routine sample assaying shows values to 0.8% Mn, however, the overall amount of magnetite is low in the unit. In the Rose Central deposit, this unit appears to thin out along trend and depth to the SW. In the Rose North deposit, the equivalent NR-1 unit includes some secondary manganese oxides developed in the deeply weathered zone. Where the rock is fresh in Rose North, NR-1 and RC-1 rocks appear to have the same characteristics.

RC-2, the middle domain, typically is comprised of a series of interlayered hematite-rich and magnetite-rich OIF units with magnetite being more prominent. The mineralization is somewhat enriched in manganese as rhodochrosite. Davis Tube concentrates from the routine Davis Tube tests done as part of the sample assay program show Mn in the 0.6-1.2% Mn range. Gangue minerals include quartz, Fe-carbonate, and modest amounts of Fe-silicate. In the Rose North limb, the equivalent NR-2 forms two bands; the lower one is more consistent in thickness throughout the drilled length of the deposit while an upper part is thicker to the northeast and thins to the SW.

RC-3, the upper domain at Rose Lake, typically has a much higher magnetite:hematite ratio than the other domains, with hematite being uncommon in any quantity; however, the overall TFe% is the lowest of all three of the defined geo-metallurgical domains. The magnetite is typically finer-grained, although in parasitic fold crests can be coarser due to recrystallization. Characteristically, the Mn content of Davis Tube concentrates is relatively low at ~0.3% Mn. Upwards, this domain grades into assemblages containing less Fe oxide with increasing amounts of Fe-silicate and Fe-carbonate. In the Rose North area, the equivalent NR-3 is present in the same level and with similar Mn in magnetite concentrations as

RC-3.

The uppermost part of the Sokoman is principally non-oxide facies. The thin magnetite layers that are present have the same level of Mn in magnetite bands as are typical of the RC-3 zone. The contact with the overlying Menihek Formation is a diachronous transition of interlayered Sokoman chemical sediments and Menihek flysch mud. The contact may locally be tightly folded or faulted by post-metamorphic movement parallel with the foliation, but many of the contacts between the two formations are delicately preserved and appear to be "one-way" and not folded stratigraphy. It is probable that all three contact controls are in play.

The Wabush Basin in the southern part of the Property is bounded to the south by a major arcuate ESE to SW-trending thrust fault along Elfie Lake towards Mills Lake. The east margin is bounded by a northerly thrust fault from the east and on the west by a curious probable thrust fault within the Denault Formation that truncates an ENE-striking open anticline.

The true width of the Rose Central deposit is in the order of 220 m wide, however, widths of mineralization rapidly attenuate through the hinge into the South Rose zone or limb and there is no consistent relationship between drillhole intersection length and true width. The true width of the Rose North deposit is in the order of 250 m to 350 m. The Rose North and the Rose Central deposits appear to represent respectively the NW and SW limbs of the same tight syncline. There is also likely another narrow highly attenuated perhaps tightly folded limb of Sokoman between the main Rose Central zone and the Rose North zone. The entire Rose system also appears to attenuate along strike to the SSW. WGM believes it likely that considerable second order and third order parasitic folding is also most likely present and is largely responsible for difficulties in tracing narrow layers of SIF, CSIF (variants) and magnetite and hematite-dominant OIF from drillhole intersection to intersection. Such folding would also, in WGM’s opinion, be the main reason for the interlayering between Menihek-Sokoman-Wishart and even Denault formations, but as aforementioned, the relative importance of possible structural stacking also remains unresolved.

The 2011-12 infill drilling campaign indicated the effects of late, NW-striking, sub-vertical normal faulting. Alderon’s interpretation suggests scale of movement is typically 40 to 180 m. The NW trend is sub-parallel with a major glaciation direction, thus obscuring these features. According to Alderon’s interpretation, four of these faults cut the Rose deposit with interpreted offsets that appear to elevate the SW end of the Rose Central deposit and drop the NE anticline nose. These can be followed in topography and in detailed air-magnetic maps.

The aforementioned interzone stratigraphy and hematite-magnetite zoning of the Rose Central-Rose North zones is apparent on the cross sections. Clearly, core logged as hematite-dominant as completed by Alderon’s exploration crew correlates well with estimated %hmFe calculated from assays. However, the extent of hematite enrichment in Rose North may be exaggerated by the extent of secondary weathering leading to the development of limonite, goethite and secondary hematite after magnetite. In addition to the prominent hematite-rich layer near the stratigraphic base, there are other layers of hematite-rich OIF throughout the zone alternating with magnetite-rich, lean oxide and SIF and variants, but these are less prominent and difficult to trace. This difficulty in tracing individual iron formation variants from hole to hole is probably explained by the fact that these other layers are relatively thin and therefore the aforementioned second and third order folding has been more effective in shifting them in position and causing them to thicken and thin. The prevalence of down-dip drilling also makes interpretation more difficult.

In the main body of the Rose Central zone, manganese decreases in concentration from stratigraphic bottom towards the stratigraphic top and hematite also decreases in prevalence as magnetite-rich OIF becomes dominant. This same general pattern, perhaps not as obvious, is also present from footwall to hanging wall in the Rose North zone.

Mills Lake Basin – Mills Lake and Mart Lake Deposits

The Mills Lake Basin is developed south of the Wabush Basin. It is considered to be a separate basin because the amount and distribution of non-oxide facies iron formation is different from the Wabush Basin package at Rose and Wabush Mine.

The oldest lithology in the Mills Lake area is the Denault marble. It forms the core of the open anticline in outcrop west of the Mills deposit. The contact with the overlying Wishart is transitional to sharp. The Wishart is predominantly quartzite with lenses of micaceous schist up to 20 m thick, especially towards the upper contact with the Sokoman Formation. The base of the Sokoman is marked by the discontinuous occurrence of a basal silicate iron formation that ranges from nil to 20 m true thickness that Alderon correlates to the Ruth Formation.

The lower part of the Sokoman is Fe-carbonate-quartz facies IF with scattered zones of disseminated magnetite. The OIF facies forms two coherent lenses traced over 1,400 m on the Mills Lake deposit and similarly south of Mart Lake drilled in 2008. In the Mills Lake deposit, the lower oxide unit is 30-130 m true thickness and the upper one more diffuse and generally less than 25 m thick. In the Mart Zone, the two oxide layers are less than 30 m thick. They are separated by 20 to 50 m of carbonate facies IF. Above the upper oxide lens, more carbonate facies greater than 50 m thick cap the exposed stratigraphy. Alderon reports that the carbonate facies units often show zones of Fe-silicates, which they interpret as being derived from a decarbonation process during metamorphism leading to replacement textures indicating that, at least in the Mills Lake area, the origin of Fe-silicates is principally metamorphic and not primary. Disseminated magnetite is a common accessory with the Fe-silicates but isn’t economically significant at this low level of replacement.

The lower oxide facies at the Mills Lake deposit has three levels or stratigraphic domains: a lower magnetite dominant domain, a specular hematite with rhodonite domain, and an upper magnetite domain. The two magnetite dominant domains show different amounts of manganese in magnetite-OIF with the upper portion being low in manganese and the lower one having moderate manganese enrichment. In the Mart zone, a similar pattern is apparent but the two magnetite-dominant OIF domains are more widely separated stratigraphically, are generally thinner, have lower Fe oxide grade, and the hematite member is less well developed.

The Mills Lake Basin outcrop is controlled by an ENE-trending asymmetrical open syncline overturned from the SSE with a steeper north limb and shallow-dipping (18°E) east-facing limb. The fold plunges moderately to the ENE. The Mills Lake Basin is fault-bounded. The northern limit of the basin is the Elfie Lake Thrust Fault pushed from the SSE where it rides over the Wabush Basin package. The east limit is an (interpreted) thrust fault from the east that pushes Denault marble over the Sokoman Formation. The SSE fault appears to be the older of the two. Based on Rivers’ mapping and field observations by Alderon staff, it includes the Mont-Wright deposit and several smaller iron deposits west of Fermont. The details of the basin dimensions are unknown.

Mineralization by Rock Type and Specific Gravity

WGM completed studies on the average composition of rock types derived from drill core sample assays for all the deposits. The estimates of %Fe in the form of hematite (%hmFe) have been made by WGM using two different methods depending on the type of assay and testwork data available. For all cases, the distribution of Fe++ and Fe+++ to magnetite was done assuming the iron in magnetite is 33.3% Fe++ and 66.6% Fe+++. The estimation method also assumes all iron in silicates, carbonates, and sulphides is Fe++, and there are no other iron oxide species present in mineralization other than hematite and magnetite. This latter assumption is generally believed to be true only for the Rose Central and Mills Lake deposits. This assumption is not completely true for the Rose North zone where extensive deep weathering has resulted in abundant limonite, goethite and hematite development after magnetite. This weathering is particularly present in 2011 to 2012 drillholes that tested the mineralization mostly close to surface in Rose North. This development of limonite and goethite exaggerates the calculated %hmFe values, affects density of mineralization and also reduces recoverable Fe. It may also, in association with the Rose Lake drainage system, contribute to hydrological issues that may be concerns for potential pit development. A “Limonite Zone” was also one of the defined domains for the Rose North Mineral Resource estimate and all mineralization that fell within this domain was classified as Inferred.

TFe was determined by XRF for most Head or Crude samples, and for most samples, FeO was by titration and magFe were determined by Satmagan. Hematitic Fe, where Satmagan and FeO_H assays are available, was estimated by subtracting the iron in magnetite (determined from Satmagan) and the iron from the FeO analysis, in excess of what can be attributed to the iron in the magnetite, from %TFe, and then restating this excess iron as hematite, as shown below:

%hmFe = %TFe - (Fe+++ (computed from Satmagan) + Fe++ (computed from FeO))

In practice, %otherFe was computed as the first step in the calculation and %hmFe = %TFe - (%magFe+%otherFe), where %otherFe is assumed to represent the Fe in sulphides, carbonates and/or silicates, is the iron represented by Fe++ from FeO_H that is not in magnetite.

%otherFe=Fe++total (from FeO) – Fe++ (from Satmagan)

Where Fe++ from magnetite exceeds Fe++ from %FeO_H, negative values accrue. These negative values are often small, less than 2% and represent minor but reasonably acceptable assay inaccuracy in either FeO_H or Satmagan results. Small negative values can also accrue for %hmFe where %TFe is smaller than magnetic Fe plus otherFe. For both cases, these small negative values are replaced with zero in WGM’s process of completing the calculations. Where the negative values are greater than 2%, possible error for %TFe Head, Satmagan determinations or FeO_H are indicated and there are some samples in this category.

Not all samples of OIF containing significant hematite were assayed for FeO_H and for these samples %otherFe cannot be estimated from Head FeO assays and Satmagan. However, the samples that did not have FeO_H often had Davis Tube tests completed. Where Davis Tube tests were completed, these Davis Tube Tails (“DTT”) were generally assayed for FeO and from these results %otherFe can be estimated.

Where Head FeO was not determined and Davis Tube weight recoveries for Davis Tube Tails were available and Davis Tube Tails had been assayed for FeO, then %hmFe was estimated as follows:

%hmFe = %TFe-(magFe_Sat+%otherFefromDT),
Where: %otherFefromDT= %Fe++(from FeO on DTT)*%DTTR/100
and %DTTR (Davis Tube Tail Recovery):= (Davis Tube Feed wt-wt_DTC)*100/Davis
Tube Feed wt)

For some drill core OIF samples, %hmFe cannot be calculated because the necessary assay data is not available. Most of these samples were logged as low in hematite, i.e., magnetite-rich OIF or SIF, and the requisite assays to allow for the calculation of %hmFe were not completed because hematite contents were very low and not significant. Many samples of carbonate and silicate IF were also not assayed completely because they were judged as containing insignificant magnetite or hematite.

For OIF, the sums of %hmFe and %magFe generally approach %TFe. The difference between the sum of %hmFe and %magFe and %TFe for OIF samples is attributed to minor amounts of iron in silicates and or carbonates, i.e., "otherFe", or also due to the assays for individual iron components (%TFe, %FeO_H or magFe from Satmagan) not being absolutely accurate. The estimates for %hmFe generally appear to be accurate ±2%-3%. For silicate and carbonate IF lithologies, the sum of %hmFe and %magFe is often significantly less than %TFe. The "missing iron" is probably mostly in grunerite, which on the Property is a common iron silicate in IF and/or iron carbonates. Not much of the "otherFe" is likely in sulphides because sulphur levels in this mineralization are generally low.

The results of WGM’s analyses of the same assays by lithological code show that logging is generally in agreement with rock composition. There are a small percentage of samples that from the assay data appear to be misclassified in terms of lithology code. This misclassification may be due to errors in logging or sample sequencing, i.e., sample mix-up problems in the field or in the lab, or could have resulted from acceptable logging misclassification. Acceptable misclassification by lithology code can occur due to samples containing more than one rock type. This can occur and be acceptable because of the minimum requisite sample length constraints.

Samples logged and coded as magnetite-rich are indicated by assay results to contain more magnetic Fe than samples logged as hematite-rich or carbonate and silicate IF. Samples coded as hematite-rich contain more hematitic Fe. At both Rose and Mills, hematite-rich samples contain higher levels of manganese. This can be observed particularly in the groups coded as HIF and HSIF, respectively Hematite Iron Formation and Hematite-Silicate Iron Formation. Carbonate IF samples are generally higher in CaO. Mafic intrusive rocks (HBG-GN regrouped to AMP) contain higher levels of TiO2, Al2O3 and Mg than IF. Quartz schists, which generally represent Wishart Formation, are high in SiO2 and Al2O3, as are Menihek Formation samples. Denault Formation samples are high in CaO and MgO as this rock is marble or dolomitic marble. There are however, some anomalies probably resulting from mis-logging. Dolomitic samples can be mis-logged as quartzite. Some intervals or samples logged as mafic dikes (HBG-GN) contain high levels of hematite Fe. Samples or units logged as “Lean” iron formation with a Leading “L” in Alderon’s lithology nomenclature, often have assays with significant oxide-iron grade. Similarly, samples coded as SIF variants often have more oxide Fe than “otherFe” and these ocide Fe grades may be sufficient to be considered as ore.

Davis Tube tests were completed on 2010 and 2011 drilling program samples using pulverization to 80% passing 70 microns neglecting any liberation studies or relevance to any iron ore processing flow sheets. Most of the tests were completed on Rose Central samples. Davis Tube magnetic concentrates were generally assayed for major elements by XRF. For some samples, Davis Tube Tails were analyzed for FeO. For a proportion of these samples, particularly hematite-rich samples, no XRF analysis on products was possible because the magnetic concentrate produced was too small or non-existent.

For drillholes that had both Satmagan determinations of %magFe and Davis Tube tests, (these samples are mostly OIF, but also include carbonate and silicate IF and even amphibolite gneiss), the results show that both methods for measuring %magFe produce very similar results with no significant bias. There are a few samples that correlate poorly. WGM communicated this list of suspected sample assays to Alderon. Alderon has completed some check assaying of the most obvious samples but many of these samples selected could not be relocated by SGS Lakefield. Some re-assays have also been completed on samples selected by WGM for checking the balance of Fe++ from FeO_H, versus Fe++ from Satmagan and %hmFe and some assay errors were located and corrected, but more undoubtedly exist and could be found and corrected with more aggressive check assaying.

Results for the Davis Tube tests results show the expected high iron recoveries were achieved for magnetite-rich samples and lower recoveries for hematite-rich samples. Clearly, sample pulverization, 80% passing 70 microns, has resulted in a high degree of magnetite liberation. The liberation assay and mineralogical characteristics of the Davis Tube concentrates (because of the fine grinding) may however be misleading compared to the actual recoveries in an operating mine setting with a commercial processing plant. Iron concentrations in magnetic concentrates from magnetite-rich rocks are generally high, averaging close to 70% and ranging from 64% to 72%. Silica values for magnetite-rich lithologies range from 0.4 to 8% but generally average approximately 2%. Manganese in magnetic concentrates is weakly to moderately correlated with manganese in Head samples, but patterns are irregular.

For its 2010 program, Alderon completed bulk density determination on 175, 0.1 m length half split core samples for the purposes of calibrating the downhole density probe data. The samples tested spanned a number of rock types. The bulk densities were determined at SGS Lakefield using the weigh-in-water/weigh-in-air method. These 0.1 m samples represent the upper 0.1 m intervals of routine assay samples that are generally 3 m to 4 m long. There are no XRF WR assays for these specific 0.1 m samples as only the routine sample intervals, of which the 0.1 m samples were a part, were assayed.  The bulk densities for these 0.1 m samples correlate poorly with %TFe from these longer intervals, which is not unexpected.

Alderon also completed SG determinations on the rejects from 33 routine samples at SGS Lakefield using the gas comparison pycnometer method and these were plotted against XRF WR %TFe.. The results show that SG by pycnometer results correlate strongly with %TFe. They also illustrates that probe determined density averaged over the same sample intervals similarly correlate strongly with both %TFe from assay and with pycnometer determined density.

WGM’s experience is that there is invariably a strong positive correlation between SG and/or density and %TFe assays for fresh unweathered/un-leached OIF. This occurs because OIF generally has a very simple mineralogy consisting predominantly of hematite and/or magnetite and quartz. Because the iron oxide component is much denser than the quartz and the OIF mineralogy is simple, the Fe concentration of a sample provides an excellent measure of the amount of magnetite and/or hematite present in the sample and hence the density of the sample. Invariably, the relationship between %TFe and SG is much the same from one deposit to the next. Pycnometer determined SG on pulps is not the ideal method for proving the SG to %TFe relationship because any porosity in samples could lead to misleading results. However, where bulk density and pulp density or SG have been determined on fresh unweathered OIF samples, WGM has found that results will be very comparable.

WGM also assessed the gas comparison pycnometer SG results for the 26 samples it collected from Alderon and Altius’ drill core during site visits in 2009 and 2010 and also compared the DGI’s density results from downhole probe averaged over the same Tos and Froms as the WGM sample intervals. Pycnometer SG and %TFe correlated well and the best fit relationship line is similar to Alderon’s 33 SG pycnometer results and similar to that for other iron deposits WGM has reviewed. However, the probe densities do not correlate well with either the pycnometer SG or iron assays. WGM believes the discrepancy between the relationships may be due to poor correlation between sample Tos and Froms from sampling, logging, the core meterage blocks and the probe depth indexing.

From a more detailed review of the density data available for the Project, WGM recommended further determinations of SG to be completed at SGS Lakefield. This recommended testwork completed has confirmed that the probe densities are not very accurate and at least for fresh, unweathered iron formation, sample density is best predicted from Head %TFe. The probe densities would potentially be of more value for Rose North-type weathered mineralization, but for most of the holes testing Rose North mineralization, no probing was completed because of the fragile nature of these drillholes and the fear of losing the probe down the hole.

For the Mineral Resource estimate, Alderon has chosen for its modelling to use the relationship between probe density and %TFe rather than individual probe density values or probe density values aggregated over sample intervals. This decision was made because the probe density versus %TFe models are a little more conservative than the models using the pycnometer SG values. WGM agrees this is acceptable but wants to emphasize that for Rose North weathered mineralization, the distribution of weathering is complex and the relationship between rock density and iron grade and mineralogy is also complex. The density/SG models applied are generally correct only for a portion of that mineralization that is unweathered.

Drilling

Historic Drilling

In 1957, IOC remapped an area of 86.2 km2 to the west of Long Lake on a scale of 1" = 1,000 ft. and test drilled shallow holes throughout the area through overburden cover to determine areas underlain by iron formation. Dip needle surveying served as a guide for determining the locations of iron formation in drift-covered areas.

Two hundred and seventy-two holes aggregating a total of 7,985 m (26,200 ft.) were drilled during IOC’s 1957 program. Approximately 66 of these holes were located on the Property. It was reported that there were no new deposits found as a result of the drilling, however, definite limits were established for the iron formation outcrops found during previous geological mapping. In 1979, one diamond drillhole was drilled by LM&E near the north end of Elfie Lake. The hole (No. 57-1) was drilled vertically to a depth of 28 m and did not encounter oxide iron formation. In 1983, LM&E collared a 51 m deep (168 ft.) diamond drillhole 137 m north of Elfie Lake (DDH No. 57-83-1). The drillhole encountered iron formation from 17 m to a depth of 51 m. Of this, however, only 2 m was oxide facies. Core recovery was very poor, (20%).

Altius 2008 Drilling Program

Altius’ 2008 drilling program consisted of 25 holes totaling 6,046 m testing the Mills Lake, Mart Lake and Rose Lake iron occurrences. Drilling was carried out between June and October by Lantech Drilling Services of Dieppe, New Brunswick, using a Marooka mounted JKS300 drill rig. A second, larger drill rig was added to the program in September, to help complete the program before freeze-up. The second rig was a skid mounted LDS1000 towed by a Caterpillar D6H dozer. Both drills were equipped for drilling BTW sized core. Drilling took place on a two-shift per day basis, 20 hours per day, and seven days per week. The remaining four hours were used up with travel to and from the drill site and shift change.

Alderon 2010 Drilling Program

The 2010 drill program consisted of a total of eighty-two (82) drillholes aggregating 26,145 m NQ diamond drilling. The objective of the program was to delineate an Inferred iron oxide Mineral Resource of 400-500 MT on two areas: the Rose Central and Mills Lake deposits. The drilling included testing the Rose North Lake zone, the South West Rose Lake zone and the Elfie Lake/South Rose zone. The 2010 program included: borehole geophysics on many of the 2008 and 2010 holes, detailed 3-D, DGPS surveying of 2008 and 2010 drillhole collars, and logging and sampling of drill core including the relogging of 2008 drillholes.

Landdrill International Ltd. (“Landdrill”) based in Notre-Dame-du-Nord, QC, was the Drill Contractor for the entire campaign. Throughout the campaign, between three (3) and five (5) diamond drill rigs were operating. Some rigs were brought in for special purposes, like a heli-supported drill for several holes on Rose North and a track-mounted drill to access an area with a restricted access permit. A total of eighty-two (82) holes were collared, but only seventy-two (72) holes were drilled to the desired depths, with the remaining holes being lost during casing or before reaching their target depth because of broken casing, detached rods, bad ground, etc. Several Rose drillholes also tested the Rose North zone at depth, allowing for a preliminary evaluation.

The drill campaign consisted of three continuous, and at times, simultaneous phases of exploration:

•
The drilling began on the north-east extent of the Rose Central Lake trend (L22E) and progressed south-west along the established 200 m spaced northwest-southeast oriented gridlines to Section L8E. Each section was drilled and interpreted with the interpretation extrapolated and integrated into previous sections.

•
Towards the middle of the program, drilling expanded to test the Rose North and South-West Rose zones, also following 200 m spaced lines. This expansion was done by increasing the number of drills on the Property to allow focus to continue on the Rose Central Zone. The Rose North and South-West Rose zones were difficult to test due to the topography, thick overburden and swampy terrain.

•	The last phase of exploration focused on the Mills Lake deposit and utilized two drills (one heli-supported, the other self-propelled track driven) over eight weeks.

Drilling on the South-West Rose zone was limited to two cross sections. Drilling was difficult due to a combination of thick overburden (37-65 m vertical depth) with deep saprolitic weathering. Core recovery ranged from adequate to very poor. The weathering decreased at depths below 170 vertical meters, but most holes did not achieve that depth. Drilling on this target was suspended due to poor production.

Drilling on the Rose North zone was limited to two sites due to accessibility. The terrain overlying this target is swampy lowland surrounding a shallow lake. Several holes testing the Rose Central deposit were extended to test the deeper portions of this north zone and indicate this zone requires additional drilling and may significantly contribute to the overall Rose Lake tonnage. This target is best tested during a winter program when the area is frozen and more readily accessible.

Core recovery was generally very good throughout the drilling focused on the Rose and Mills Lake deposits and is not a factor of the Mineral Resource estimate. Core recovery is often poor for the drilling on the Rose North zone due to intensive weathering along fault systems. The South-West Rose zone is not part of the present Mineral Resource estimate.

Alderon 2011 Winter Drilling Program

The program began in early February and was completed in the middle of April. Total drilling aggregated 4,625 m in twenty-nine (29) drillholes, including several holes that were lost and had to be re-drilled. All drilling except for one hole was done on the Rose North deposit. This one hole, K-11-117–336 m was completed on the Rose Central deposit and was for the purpose of collecting a sample for metallurgical testwork. It was a twin of K-10-42. Landdrill was again the drilling contractor.

Core recovery continued to be poor for the Winter 2011 near-surface drilling on the Rose North Zone due to intensive weathering along fault systems. The poor core recovery is a factor influencing categorization of the Rose Mineral Resources, particularly in the Limonite zone.

Alderon Summer 2011 - 2012 Drilling Program

The summer 2011-2012 program started in June 2011 and continued through to the end of April 2012. The holes were drilled throughout the Rose Lake area and a number of holes were also completed on the Mills Lake deposit.  Total exploration drilling aggregated to one hundred (100) exploration drillholes aggregating 29,668 m. An additional forty-six (46) geotechnical holes under Stantec’s management, including several abandoned drillholes were drilled for pit slope design and general site planning purposes. Four (4) additional holes of the KXN-series were drilled from the north end of Mills Lake north towards the northern boundary of the Kami Property for condemnation purposes.

The purpose of this most recent drilling program was to advance the project to feasibility stage by upgrading the classification of Mineral Resources and to provide more information for mine planning and metallurgical testwork. Drilling was done by both Cabo Drilling Corp. out of its Montreal office (Mills Lake deposit) and Major Drilling International Inc., based in Sudbury, ON (Rose deposit & KXN holes).

WGM understands that core recoveries for the Rose North zone were better for the summer 2011–2012 program than for the winter 2011 and 2010 programs.  Elsewhere, core recoveries were excellent, as was typically the case.

Geotechnical boreholes were completed as part of the Overburden Pit-Slope design program. Other drillholes were part of the Site-Wide Geotechnical Feasibility Study to provide a general overview of the site. Both components were managed by Stantec. The drilling was completed by Lantech and all of the geotechnical drillholes were vertical. This stage of the site-wide geotechnical investigation was completed in the fall of 2011 and covered five broad areas based on the following infrastructure groupings: crusher area, access road area, process plant area, rail loop and tailings impoundment.

Additional stages of field investigations in support of detailed design are ongoing. Preliminary field data gathered during these investigations has been utilized in support of the Feasibility Study for other project tasks. These tasks included the Tailings and Waste Rock Management feasibility level design and the site location optimization and foundation design for the crusher and process plant information.  These Stantec holes penetrated five (5) m into bedrock. These rock cores were logged by Alderon’s exploration staff following normal protocols providing geological mapping information in areas of the Property with very little outcrop exposure.

Condemnation KXN-series holes were drilled from the north end of Mills Lake north, towards the northern boundary of the Kami Property. These holes were aligned west with -50° to -60° inclination.

KXN-01 and KXN-02 were drilled to test modest magnetic anomalies underlying the proposed civil works for the Kami mine development (condemnation drilling). Both encountered low-grade magnetite-rich mineralization coincident with the anomaly in the Sokoman Formation. Oxidized faults caused the termination of the holes before completely crossing the iron formation. The units were interpreted as dipping sub-vertically and the drillhole traces crossed the projected magnetic anomalies. KXN-03 and KXN-04 continued north of the first two along the same trend that was detailed by airborne magnetic geophysics. KXN-04 was lost in the fault zone. The interpretation was a tight fold aligned north-south with a probable steep dip to the east. Both holes collared in Denault marble then passed into strongly iron-oxidized faults. Neither gave a sufficient test of the potential width of the Sokoman Formation stratigraphy.

Drillhole Collar Surveying

Drillhole collars for the 2008 program were spotted prior to drilling by chaining in the locations from the closest gridline picket and drilling azimuths were established by lining up the drill by sight on the cut gridlines. For subsequent programs, similar practice was maintained but for areas where no cut lines were available, the drills were lined up using handheld GPS. Drill inclinations or drillhole collar dips for all programs were established using an inclinometer on the drill head.

Once a drillhole was finished, the Drill Geologist placed a fluorescent orange picket or painted post next to the collar labelled with the collar information on an aluminum tag. Generally, casing was left in the ground where holes were successful in reaching bedrock. The X, Y and Z coordinates for these collar markers were surveyed using handheld GPS.

Formal precision surveying of the 2008 program drillhole collar locations was not completed until the end of the 2010 drilling program. At the end of the 2010 drilling campaign, the X, Y and Z coordinates of all the new drillholes and the 2008 drillholes were precisely DGPS surveyed using dual frequency receivers in Real-Time Kinematic mode by the land surveying firm N.E. Parrott Surveys Limited (“Parrott”) of Labrador City, NL, and tied into the federal geodesic benchmark. Most of the 2008 and 2010 collars were identified and surveyed during the first (October 23rd to 27th) or second (December 5th) surveying campaign. Two collars, K-08-05 and K-10-43 could not be located.

At the end of the 2011 winter program, a crew from Parrott again arrived on the Property and surveyed the 2011 winter collars for position and azimuth. Collars for four of the drillholes (K-11-103, 105, 109 and 111) could not be located and were not surveyed by Parrott. Their locations are defined by setup coordinates. The drillhole dips in the database are currently those measured at drillhole setup.

At the end of the summer 2011-2012 program, collars for 94 of the summer 2011-2012 drillholes plus forty-six (46) of the collars from earlier programs were surveyed by Allnorth. The seven (7) summer 2011-2012 collars not surveyed were not surveyed because they could not be accurately located in the field. Of these forty-six (46) previous program collars, all but one had been previously surveyed by Parrot. Allnorth and Parrot results are in excellent agreement.

Downhole Attitude Surveying

Downhole attitude surveys using Flexit or Reflex EZ-Shot instruments were performed routinely during drilling in 2008 at intervals of 50 m downhole. Azimuth, inclination and magnetic field data were recorded by the driller in a survey book kept at the drill. A copy of the page is taken from the book, placed in a plastic zip lock bag and placed in the core box and the test was recorded by the geologist. These instruments use a magnetic compass for azimuth, so the azimuth readings from Alderon’s property are of no value because of the strong ambient magnetic environment, but the drillhole inclinations are of value and are retained in Alderon’s database.

Towards the end of Alderon’s 2010 program, the gyro surveying of completed drillholes was started using a north-seeking gyroscope instrument. This gyro surveying was done as a part of the borehole geophysics program conducted by DGI. The surveys were done immediately after the termination of the drillhole while the drill rig was still on site. The downhole attitude surveys were performed with the rods inside the borehole to prevent the borehole from collapsing, thus minimizing risk to the equipment. The 2010 gyro surveying program included returning to 2008 program drillholes for gyro surveying where possible. However, for these 2008 drillholes, only casing shots were completed to eliminate the risk of open-hole logging.

During this 2010 surveying, it was detected that the azimuth information produced by the gyro did not match the planned azimuths of the boreholes. Parrott was hired by DGI to provide corroboration to either the planned or measured azimuths of the boreholes, and Parrott, during its December 5th visit, surveyed the azimuths of twenty-four (24) drillholes. These results were received in early November 2010. The Parrott azimuths for twenty (20) of the twenty-four (24) drillholes correlated most closely with the planned azimuths. For four drillholes, (K-10-60, K-10-25, K-10-96 and K-10-94A), the planned azimuths departed from the Parrott azimuths by more than 5 degrees. As a result, DGI recommended that the gyro instrument be immediately removed from the field for problem diagnosis at the manufacturer’s facility.

A sensor was replaced and extensive calibration checks were performed at the manufacturer’s facility with DGI’s Vice President of Operations in attendance. The calibration checks demonstrated a high degree of repeatability and accuracy for the instrument. Once tests were completed to the satisfaction of the manufacturer and DGI, the gyro was returned to the Kami Project.

A thorough review of all calibration data, QA/QC tests, and repeat field measurements compared to the Parrott collar surveys and planned drill azimuths, indicated that the gyro information should be treated as relative. That is, prior to having repairs completed by the manufacturer, the instrument measured the correct relative change in azimuth downhole, but not the correct absolute azimuth. This is the same method as used for normal gyro data. The relative accuracy of the instrument throughout the duration of the Project is supported by the manufacturer.

Alderon elected to use the planned azimuths as the collar azimuths of all of the 2008 and 2010 drillholes and adjust the DGI gyro downhole azimuths to the planned collar azimuths. These corrections were also applied to the OTV structure data to compute orientations for the picked structures. No downhole geophysical surveys were conducted as a part of the 2011 winter drill program.

DGI continued to provide advanced geophysical and gyro downhole surveying for Alderon for its summer 2011-2012 drilling program. Survey parameters remained as they are described for the 2010 program. DGI, in addition to completing gyro surveys on the summer 2011–2012 program drillholes, also completed casing shots for a number of earlier drillholes where azimuth information was poorer quality due to instrument breakdown during the 2010 program.

The results are a survey file where collar locations have been completed on different occasions by different contractors using several different methods. Alderon subsequently processed the various generations of data to arrive at a best set of coordinates and downhole attitude survey results.

Geophysical Downhole Surveying

DGI, from 2010 through the 2011 summer–2012 drilling programs, employed a multi-parameter digital logging system designed by Mount Sopris Instrument Co. and along with gyroscopic downhole drillhole attitude surveying included, natural gamma, poly electric, magnetic susceptibility, calliper, and Optical Televiewer (“OTV”) instrumentation. This surveying was attempted on most drillholes but complete surveying was not possible for all drillholes. In particular, Rose North drillholes, because of bad ground conditions, were not generally surveyed.

WGM Comments on Altius and Alderon Drilling

WGM is satisfied that Altius’ 2008 and Alderon’s drilling programs were generally well run but documentation and reporting should be improved considerably. In 2008, drillhole collars were surveyed using handheld GPS. Fortunately, casings were left in the ground so the collars could be resurveyed at a later date. As part of the 2010 program, Alderon resurveyed all of Altius’ collars using DGPS, except for two that could not be located.

In 2008, downhole surveying was done using a Flexit instrument. This instrument determines azimuths based on a magnetic compass. Altius ignored azimuth readings from the instrument and utilized only the inclination information from the survey. WGM agrees that this was acceptable practice. Alderon attempted gyro surveys of the collars of many of these holes as part of the 2010 program, however, it was later concluded that the gyro azimuths were not accurate. During the summer 2011-2012 program, Allnorth and DGI completed positional and downhole attitude surveys, or at least casing shots for many of these drillholes to generate more accurate information, and replaced previous information in the database with the new results where available.

Some holes still remain without downhole or collar azimuth surveys because these holes could not be found or re-entered. For some drillholes, collar azimuths by different contractors and methods do not match well and for these cases, Alderon has generally elected to go with collar azimuths that are invariantly propagated down the holes based on surveyed or non-surveyed azimuths closest to planned azimuths. WGM believes that these missing survey data will have minimal effect on the Mineral Resources.

Drillhole orientation relative to rock structure varies from nearly perpendicular to dip to almost down dip, and the rocks and mineralization are folded. Consequently, the relationship between true widths and drillhole intersection length also varies considerably from hole to hole, or even within a hole.

Sampling Preparation, Analysis and Security

Field Sampling and Preparation

2008 Drill Core Handling and Logging

Core was removed from the core tube by the driller’s helper at the drill and placed into core trays labelled with hole and box number. Once the tray was filled, (approximately 4 to 4.5 m per box), it was secured at both ends, labelled and set aside. Core was picked up at the drill site by Altius Personnel each day. Core was transported from the drill site to a truck road using all-terrain vehicles and a trailer. Core was then transferred to an Altius truck and transported directly to Altius’ secure core facility in Labrador City. A geologist was always on site at the core facility to receive the core deliveries. Core boxes were then checked for proper labelling and correct positioning of tags. The end of box interval was measured and marked on the end of each tray with an orange china marker. Box numbers, intervals and Hole ID were recorded on a spreadsheet and on aluminum tags, which were subsequently stapled to the tray ends for proper cataloguing. All core was photographed, both wet and dry, in groups of four trays by a geotechnician or geologist.

Rock quality designation (“RQD”), specific gravity and magnetic susceptibility measurements were completed for each drillhole and recorded on spreadsheets. A measurement of specific gravity was obtained from each lithological unit in each drillhole by selecting short pieces of whole or split core and weighing each in air and in water. Magnetic susceptibility was measured using a magnetic susceptibility KT-9 Kappameter (distributed by Exploranium G.S. Limited) by taking one measurement every meter as an approximation of magnetic susceptibility.

A geologist logs the core and records the data on logging sheets. All geological and geotechnical information was recorded digitally at the end of each day.

After core logging and sampling were completed, core trays containing the reference half or one-quarter split core and the archive sections of whole core were stacked on timber and rebar core racks at the Labrador City core facility.

2008 Sampling Method and Approach

Sample intervals were determined on a geological basis, as selected by the drill geologist during logging and marked out on the drill core with a china marker during descriptive logging. All rock estimated to contain abundant iron oxide was sampled. In addition, two three (3) m samples on either side of all "ore grade" iron formation were taken, where possible, to bracket all "ore grade" iron formation sequences. Core was first aligned in a consistent foliation direction. Iron formation was sampled systematically at 5 m sample intervals where possible, except where lithological contacts are less than five (5) m.

Three-part sample tickets with unique sequential numbers were used to number and label samples for assaying. One tag contains information about the sample (such as date, drillhole ID, interval and description) and is kept in the sample log book. A second tag is stapled into the core box at the beginning of the sample interval. The third tag is stapled into the plastic poly bags containing that sample for assaying. Sample numbers and intervals were entered into a digital spreadsheet.

Core was sawn in half using a rock saw at the Altius core facility by an Altius geotechnician. One half of the core comprising the sample is placed into the labelled sample bags and stapled closed immediately after the sample is inserted. The remaining half of the split core is returned to the core tray and inserted in its original order and orientation and retained for future reference. Where duplicate samples were required, quarter samples were taken after being sawn in half again. Each sample is then secured within plastic pails labelled with the sample number. Lids were secured on the pails and the pails were then taped closed for extra security. The buckets were placed onto pallets where they were subsequently shrink-wrapped and also secured with plastic straps for loading onto transport trucks for shipment to SGS Lakefield.

Alderon 2010-2012 Drill Core Handling and Logging

Alderon managed the drilling and core logging for the Project from June, 2010 through May 2012. The core was brought in twice daily at shift changes to Alderon’s core facility located in a building in

Labrador City, NL, in order to reduce the possibility of access by the public near the drill staging area southwest of Labrador City. Public access to the core facility was restricted by signage and generally closed doors. Only Alderon or its contractor’s employees were allowed to handle core boxes or to visit the logging or sampling areas inside the facility.

After the core was placed in the core trays, the geologists checked the core for meterage blocks and continuity of core pieces. The geotechnical logging was done by measuring the core for recovery and RQD. This logging was done on a drill run block-to-block basis, generally at nominal three meter intervals. Core recovery and rock quality data were measured for all holes. Drill core recovery was close to 100% with virtually every 3 m run. The RQD was generally higher than 92%. Lower values were observed and measured for the first 3 to 5 m of some holes where the core is slightly broken and occasionally slightly weathered. Near faults and shears RQD dropped somewhat but was rarely below 65%. This mainly occurs in the schistose stratigraphic hanging wall Menihek Formation rather than in the iron formation. Additional geotechnical data for fractures, joints, and shears was collected starting in August, following the procedures described by Stantec for pit shell design parameters. All data were entered in the AcQuire database on site.

The core was logged for lithology, structure and mineralization, with data entered directly into laptop computers using MS Access forms developed by Alderon geomatics staff. In summer 2012, the MS Access database was migrated to the AcQuire system using the previous logging parameters. The geology of the iron formation was captured using a facies approach with the relative proportions of iron oxides, as well as the major constituent gangue components of the iron formation using a Fe-oxides–Quartz–Fe-silicates–Fe-carbonates quaternary diagram developed by Alderon personnel. Other formations were logged based on descriptions and lithological variations. Drillhole locations, sample tables, and geotechnical tables were originally created in MS Access, then later migrated into AcQuire and are able to be merged with the geological tables at will.

Prior to sample cutting, the core was photographed wet and dry. Generally, each photo includes five core boxes. A small white dry erase board with a label is placed at the top of each photo and provides the drillhole number, box numbers and From-To intervals in meters for the group of trays. The core box was labelled with an aluminum tag containing the drillhole number, box number and From-To in meters stapled on the left (starting) end. Library samples approximately 0.1 m long of whole core were commonly taken from most drillholes to represent each lithological unit intersected. Once the core logging and the sampling mark-up was completed, the boxes were stacked in core racks inside the core facility. After sampling, the core trays containing the remaining half core and the un-split parts of the drillholes were stored in sequence on steel core racks in a locked semi-heated warehouse located in the Wabush Industrial Park. The warehouse contains the entire core from Altius’ 2008 and Alderon’s 2010–winter 2011 drilling campaigns. The exterior roofed core racks contain the core post-April 2011 to the end of the drilling program in May 2012.

Alderon 2010-2012 Sampling Method and Approach

The Alderon sampling approach was similar to the previous Altius exploration programs, with most samples taken to start and stop at the meterage blocks, at 3.0 m intervals, with variation in sample limits adaptable to changes in lithology and mineralization. Samples were therefore generally 3.0 m long and minimum sample length was set at 1.0 m. Zones of unusual gangue like Mn mineralization or abnormally high carbonate were treated as separate lithologies for sampling.

The bracket or shoulder sampling of all "ore grade" mineralization by low grade or waste material was promoted. The protocol developed for the program also stated that silicate and silicate iron formation intervals in the zones of oxide iron formation should generally all be sampled unless exceeding 20 m in intersection length. In the abnormal circumstance where core lengths for these waste intervals were greater than 20 m, then only the low/nil grade waste intervals marginal to OIF were to be sampled as bracket samples.

In-field Quality Control materials consisting of Blanks, Certified Reference Standards and quarter core Duplicates were inserted into the sample stream with a routine sequential sample number at a frequency of one per ten routine samples. The Duplicates were located in the sample number sequence within nine samples of the location of its corresponding “Original”. The Duplicates accordingly, do not necessarily directly follow their corresponding Original.

Similar to the 2008 practice, the 2010–2012 procedures entailed the use of three tag sample books. Geologists were encouraged to try and use continuous sequences of sample numbers. The geologists were instructed to mark the Quality Control (“QC”) sample identifiers in the sample books prior to starting any sampling. The sample intervals and sample identifiers are marked by the geologist onto the core with an arrow, an indelible pen or wax marker. The sample limits and sample identifiers are also marked on the core tray.

The book-retained sample tags are marked with the sampling date, drillhole number, the From and To of the sample interval and the sample type (sawn half core, Blank, Duplicate or Standard) and if it is a Standard, then the identity of the Standard is also recorded. The first detachable ticket recording the From and To of the sample was stapled into the core tray at the start of the sample interval. Quality Control sample tags were are also stapled into the core tray at the proper location. Quarter core Duplicates were flagged with flagging tape to alert the core cutters.

The core cutters saw the samples coaxially, perpendicular to the foliation/banding orientation, as indicated by the markings, and then placed both halves of the core back into the core tray in original order. The sampling technicians completed the sampling procedure, which involves bagging the samples.

The second detachable sample tags are placed in the plastic sample bags; these tags do not record sample location. As an extra precaution against damage, the sample number on these tags was covered with a small piece of clear packing tape. The sample identifiers were also marked with indelible marker on the sample bags. The bags are then closed with a cable tie or stapled and placed in numerical order in the sampling area to facilitate shipping. The samplers inserted the samples designated as Field Blanks before shipping.

Samples are checked and loaded into pails or barrels and strapped onto wood pallets for shipping. In early 2012, at the request of SGS Lakefield, samples were put in wooden crates built on the pallets in order to reduce lifting injuries at the receiving laboratory. This protocol was followed through the remainder of the program. Pails, barrels, and crate-pallets were individually labelled with the laboratory address and the samples in each shipping container are recorded. The pallets were picked up at the core facility with a forklift and loaded into a closed van and carried by TST Transport to SGS Lakefield via Baie-Comeau, Quebéc and Montréal.

WGM Comments on Sampling for 2008 through 2012 Drilling Programs

WGM examined sections of Altius’ 2008 drill core during its October 2009 site visit and Alderon’s 2010 drill core during its July and November 2010 site visits and found the core for both campaigns to be in good order. The drill logs have also been reviewed and WGM agrees they are comprehensive and are generally of excellent quality. Core descriptions in the logs were found to match the drill core. During WGM’s site visits, sample tickets in the trays were checked and confirmed that they were located as reported in the drill logs. Drill core after sampling was also in good order. WGM did not make a site visit during the winter 2011 program and has not viewed the recent drill core or 2011 through 2012 sampling and logging.

A drill core sampling approach using 1.0 m to 5.0 m long samples respecting lithological contacts is acceptable practice. Few of the winter 2011 drillholes completely penetrated and tested the entire Rose North zone and core recovery was less than optimum for parts of several of these drillholes. The 2012 drilling on the Rose North deposit was more effective. This sparse drilling and less than optimum recovery is a factor in the Mineral Resource estimate categorization of mineralization in Rose North. WGM agrees that the Library samples do not materially impact assay reliability and/or accuracy.

Laboratory Sample Preparation and Assaying

SGS Lakefield at its Lakefield, Ontario facility was the Primary assay lab. SGS Lakefield is an accredited laboratory meeting the requirements of ISO 9001 and ISO 17025. SGS Lakefield is independent of both Altius and Alderon. All in-lab sample preparation for both Altius and Alderon was performed by SGS Lakefield at its Lakefield facility.

Altius 2008 Sample Preparation and Assaying

All of Altius’ drill core samples were crushed to 9 mesh (2 mm) and 500 g of riffle split sample was pulverized to 200 mesh (75 µm) and subject to a standard routine analysis including whole rock analysis (“WR”) by lithium metaborate fusion XRF, FeO by H2SO4/HF acid digest-potassium dichromate titration providing a measure of total Fe++, and magnetic Fe and Fe3O4 by Satmagan. Neither the Satmagan nor the FeO determinations were completed on all in-field QA/QC materials. A group of 14 samples were analyzed for S by LECO, with sample selection based on visual observation of sulphide in the drill core. A total of 676 samples including in-field QC materials were sent for assay.

Alderon 2010-2012 Sample Preparation and Assaying

SGS Lakefield remained the primary laboratory for Alderon’s 2010–2012 exploration programs. Sample preparation for assaying included crushing the samples to 75% passing 2 mm; a 250 g (approximate) sub-sample was then riffled out and pulverized in a ring-and-puck pulverizer to 80% passing 200 mesh. Standard SGS Lakefield QA/QC procedures applied. These included crushing and pulverizing screen tests at 50 sample intervals. Davis Tube tests were also performed on selected samples. The material for the Davis Tube tests was riffled out directly from the pulverized Head samples and therefore the grind was not necessarily optimized to reflect potential mine processing plant specifications or optimum liberation requirements.

Alderon’s 2010 to 2012 drill core sample assay protocol was similar to the Altius 2008 protocol with WR analysis for major oxides by lithium metaborate fusion XRF requested for all samples and magnetic Fe or Fe3O4 determined by Satmagan. In 2010, however, FeO was not determined on all Heads. For a proportion of 2010 samples, FeO was determined on Heads by H2SO4/HF acid digest-potassium dichromate titration, as previously done. Generally, where FeO on 2010 Heads was not completed, Davis Tube tests were performed. Sample selection criteria for 2010 samples for Davis Tube testwork included magnetite by Satmagan greater than 5%, or hematite visually observed by the core logging geologists. Where Davis Tube tests were completed, Davis Tube magnetic concentrates were generally analyzed by XRF for WR major elements. During the first half of the 2010 program, FeO was also determined in Davis Tube Tails. Alderon made this switch in methodology because it believed Davis Tube Tails were being overwashed. For its winter 2011 program, Davis Tube tests were completed on all samples containing appreciable magnetite, but no determinations of FeO on Davis Tube Tails (FeO DTT) were performed. For the summer 2011–2012 programs, FeO was determined on all Head samples, but again no FeO determinations on Davis Tube Tails were completed.

In addition to the "routine" assaying, 175, 0.1 m 2010 samples of half split core were sent to SGS Lakefield for bulk density determination by the weighing-in-water/weighing-in-air method. The purpose of this work was to provide rock density for different rock types and types of mineralization to calibrate DGI’s downhole density probe. These samples were taken from the upper 0.1 m long intervals of routine assay sample intervals, each generally 3 m to 4 m long. After SGS Lakefield completed the bulk density tests, these core pieces were returned to the field so they could be placed back into the original core trays. In addition to the bulk density testwork, 33 sample pulps had SG determined by the gas comparison pycnometer method.

In 2010, Alderon also cut 58 new samples from the 2008 drill core that had not been previously sampled and assayed. A total of 5,501 routine samples and field-inserted QA/QC materials had Head Assays by XRF completed.

For the 2011 winter program, a total of 947 samples including in-field QC materials were sent for Head assaying to SGS Lakefield. No Secondary Laboratory assaying was done but re-assays of a selection of previous samples was completed.

For the summer 2011 to 2012 programs, 6,287 routine core samples, plus field-inserted QA/QC samples were assayed for WR-XRF, Satmagan and FeO on Heads. In addition, 3,221 samples had Davis Tube tests completed. Davis Tube concentrates were analyzed by WR-XRF. FeO was not determined on Davis Tube products.

Sampling and Assaying QA/QC

2008 through 2012 QA/QC

For Altius’ 2008 drilling program and for Alderon’s 2010 through 2012 programs, the in-field QA/QC program conducted during initial core sampling involved insertion of Blanks, Duplicates and Standards into the sample stream going to SGS Lakefield. SGS Lakefield also conducted its own in-lab internal QA/QC program. Samples and analysis for both these programs are summarized in the tables shown previously. Alderon’s 2011 program additionally included a Secondary or Referee Check Assay component, which involved the assay of a selection of pulps at Inspectorate Laboratory, located in Vancouver; B.C. Inspectorate holds a number of international accreditations including ISO 17025. Another Check assay program was also underway as of late 2012 at AcmeLabs, Vancouver. AcmeLabs is also accredited under ISO 9001:2000 and ISO/IEC 17025 General Requirements for the Competence of Testing and Calibration Laboratories. Both Inspectorate and AcmeLabs are independent of Alderon.

In the field, both Altius for the 2008 program and Alderon for the later programs alternately inserted Standard, Blanks and Duplicate samples every 10th routine sample. The material used for Blanks was a relatively pure quartzite and was obtained from a quarry outside of Labrador City. Duplicate samples were collected by quarter sawing the predetermined sample intervals and using ¼ core for the Duplicate sample, ¼ for the regular samples, and the remaining half core was returned to the core tray for reference. The Certified Standard Reference materials used were CANMET’s TBD-1 and SCH-1; CANMET's FER-4 was used when the TBD-1 material was exhausted in the latter half of the 2008 program. This material was pre-packaged in envelopes and, as required, a sachet was placed in a regular sample bag and given a routine sequential project sample number. The Standards were not assayed consistently for all relevant analytes during all programs. Certified and provisional values for iron and selected other elements for these three Standards are listed in Table 2.

TABLE 2: CERTIFIED STANDARD REFERENCE MATERIALS USED FOR THE IN-FIELD QA/QC PROGRAMS - ALTIUS 2008 AND ALDERON 2010

Standard ID	Material	Certified Values
		%Fe	%FeO	%SiO2	%Mn	%P	%S
SCH-1	Schefferville Hematite IF	60.73	NA	8.087	0.777	0.054	0.007
TDB-1	Saskatchewan - Diabase	10.4	NA	50.2	0.1577	0.08	0.03
FER-4	Sherman Mine Ontario – cherty magnetite IF	27.96	15.54	50.07	0.147	0.057	0.11

In general, the Standards and Blanks performed well as indicated by the clustering of results when plotted and the concentration averages, which are close to the Certified Reference values summarized in the previous tables. There is however, some scattering of results, particularly for determinations of magFe for both Standards and Blanks and there are several samples that obviously were misidentified that in WGM’s opinion should have been followed-up to identify the issue and re-assay as required. One Blank returned 27.7% TFe and also was high in magFe and FeO. It is probably FER-4, rather than a Blank. If the issue cannot be resolved in the field by reviewing archived core and sample books, then re-assaying of this and adjacent samples is required.

An analysis of Duplicate ¼ drill core samples for drilling programs 2008 through 2012 was conducted by WGM. Generally, Duplicate and Original results are strongly correlated. A few outliers can be identified that represent errors made in the field or in the lab, but generally, the results indicate that assays are precise. In WGM’s opinion, checking and resolution of possible errors should be completed.

As aforementioned, SGS Lakefield is an accredited laboratory and operates its own internal QA/QC program. Its internal QA/QC for the 2008 through April 2012 programs were similar and included screen tests for crushing and pulverizing, Preparation Duplicates (Replicates), Preparation Blanks, Analytical Duplicates, and Blanks and Standards. These Quality Control analyses were completed both on Heads and Davis Tube products.

Preparation Duplicates or Replicates are second pulps made by splitting off a second portion from a coarse reject. SGS Lakefield prepared and assayed Preparation Duplicates and Preparation Blanks at a rate of one every 50 to 70 routine samples. Analytical Duplicates, which involved a new fusion and disc, were prepared and assayed at a frequency of one sample every 20 to 25 routine samples.

WGM has not performed a comprehensive review of the results from SGS Lakefield’s internal QA/QC program. Twenty-nine different Standards were used by SGS Lakefield during the drilling programs to monitor assays received for Fe in Heads. These Standards were sourced from a number of different providers and some, in fact, are Standards SGS Lakefield themselves have developed. All are not certified for Fe and different Standards were used for different analytes.

To monitor determinations of magFe by Satmagan, SGS Lakefield uses a set of Standards that are set mixtures of magnetite and quartz. However before this summer 2011 through 2012 programs, analytical results for these Satmagan Standards were either not posted on SGS Lakefield’s certificates or these Standards were not used.

The results indicate that the Certified Reference Standards performed well for the 2008 through 2012 programs. The averages for the Standards assayed at SGS Lakefield through a range of analytes are very close to the Certified Reference values. Further analysis shows that most assays are closely clustered along Constant Value Lines, but there are however occasionally, assays that indicate either a Standard was misidentified in the field or mixed-up in the lab. These types of irregularities are not “material” because they are infrequent, but nevertheless, scrutinizing the data for these issues and taking action to resolve these issues results in higher quality data and should always be done.

Supplemental QA/QC

In August 2012, WGM completed a brief review of assay and QA/QC results for Alderon’s summer 2011 through 2012 drilling campaign. MagFe results for Satmagan and Davis Tube were compared where determinations for a sample were done by both methods, checked for magFe exceeding TFe and for negative values less than -2%, for calculated hmFe, and otherFe for all samples in the dataset. WGM brought to Alderon’s attention instances of samples suspected of having assay issues. WGM also warned that SGS’s tests were not very comprehensive and recommended further Check assaying be completed. WGM further recommended that a selection of 200 samples have SG determinations completed at SGS Lakefield. The samples for SG determinations were selected to represent intervals that had the highest and lowest downhole DGI probe densities.

All of the samples selected by Alderon could not be located for re-assaying. In total, 276 samples were re-assayed at SGS Lakefield for WR-XRF, Satmagan and FeO. SG was determined on 270 samples by gas comparison pycnometer.

The new assay values were substituted into the project database by Alderon. The new Check assays confirmed some of the original Davis Tube magFe values, while for other cases confirmed the original Satmagan values were correct. All of the negative calculated hmFe values were eliminated in the re-assays. For some of the samples, the negative otherFe values were eliminated, but for most of the samples selected for Check assaying, because of this type of issue, the small negative otherFe values were maintained. This result indicates that using a value of -2%, otherFe as threshold for selecting questionable samples may be too severe.

A plot of magFe from DT versus magFe from Satmagan shows that there still remain a number of samples where magFe from the two methods does not agree well. Some of these data points will be the samples that were previously identified but could not be located for re-assaying, but many are other samples. Since not all samples had DT tests completed, more rather than less discrepancies are in fact present and for thorough checking, adjacent samples to the suspect sample, as well as the suspect samples, require Check assaying.

Two hundred and eighty-seven (287) pulps from eight different Alderon drillholes representing different lithology and mineralization were forwarded to Inspectorate Labs, Vancouver, in January 2011.

Analysis for WR by XRF, S, FeO by potassium dichromate titration and Satmagan were completed. Initially, the FeO analysis was completed using a HCL-H2SO4 digestion. Subsequently, a selection of samples was reanalyzed using a HF-H2SO4 digestion. The HF - H2SO4 digestion is similar to SGS Lakefield’s digestion and is required in order to break down silicates so near total Fe can be measured.

The WR Check assaying results indicate that SGS Lakefield’s assays of TFe, SiO2 and MnO are reliable and unbiased. The FeO results from Inspectorate are strongly positively correlated with original SGS Lakefield results, but are biased slightly lower. The Satmagan determinations completed at

Inspectorate are also highly correlated with original SGS Lakefield results but are systematically biased slightly higher. If Inspectorate’s Satmagan and FeO results are more accurate than SGS Lakefield’s, it would mean that estimates of %magFe for the Mineral Resource estimate are perhaps slightly low. Assuming Inspectorate’s FeO and Satmagan are more correct than SGS Lakefield’s, then the estimated %hmFe probably would not change much because Inspectorate’s results are both higher in magnetic Fe and lower in FeO.

The samples at Inspectorate were also assayed for S and only a few samples from the Kami Project have been previously assayed for S. The new S results confirm that mineralization is generally low in S but there are occasional intervals with S at levels of 1% to 3%. WGM recommends that Alderon check these samples against drill logs, and, if required, against archived drill core to confirm if possible, the presence of sulphides in these sample intervals.

At the time of the Technical Report, Alderon was in the process of completing another Secondary Laboratory or Reference Check assaying program. Alderon selected 106 samples from 2011 and 2012 drillholes previously prepared and assayed at SGS Lakefield. Of these, SGS Lakefield managed to find 88. SGS Lakefield prepared 1-kg riffle-split cuts from homogenised coarse rejects and these samples were forwarded to AcmeLabs, Vancouver. Alderon requested that each be analysed by WR-XRF, Satmagan and FeO (AcmeLabs codes: 4X30, SAT and G806) similar to original SGS Lakefield assaying.

AcmeLabs’ preparation protocol R200-250 was applied. Each sample was homogenised; 250 g was riffle split out and pulverized to 85% passing 200 mesh (75 microns). The crusher and pulverizer were cleaned by brush and compressed air between routine samples. Granite/Quartz wash scours equipment after high-grade samples, between changes in rock colour and at end of each file. Granite/Quartz is crushed and pulverized as first sample in sequence and carried through to analysis. The determination of FeO was done by a similar extraction as used at SGS Lakefield–H2SO4-HF. Davis Tube tests were also completed using a subsample from the pulp prepared for the Head analysis.

TheAcmeLab results for the TFe, magFe, FeO and MnO all on Heads, against original assays completed by SGS Lakefield show high degrees of correlation between the two labs with no apparent bias, although the plot for MnO shows a number of scattered results. The indications are that the assays are generally accurate.

WGM’s Comments on 2008 through 2012 Assaying

Alderon’s 2010 and 2011 programs included credible sampling, assaying and QA/QC components that helped to assure quality exploration data. Its programs included the relogging of Altius’ 2008 core and the re-assaying of a selection of Altius’ samples. QA/QC protocols for both Altius’ and Alderon’s programs included in-field insertion of Standards, Duplicates and Certified Reference Standards. In addition, Alderon supplemented its 2010 and 2011 through 2012 regular assaying with Secondary Laboratory Check assaying. Alderon maintained active monitoring of field-QA/QC results as they were received. A tracking table was used to track QA/QC issues.

Some errors and inconsistencies in logging, sampling and assaying are identifiable from results and WGM strongly believes Alderon should have applied a much more rigorous approach towards defining assay/sampling issues and re-assaying suspect samples during the assay program. WGM also, during its check of Alderon’s Project database, identified some certificates of analysis not included in the database but understands this issue has now been rectified. There remain a significant number of assay/sample irregularities or sample/assay errors in the Project database that are unresolved. Despite the aforementioned issues, WGM has not identified any material errors that delegitimize logging, sampling and/or assaying results and believes program results are of sufficient quality to support the Mineral Resource estimate.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimate Statement

Following confirmation and infill drilling campaigns in 2011 and 2012, Alderon prepared updated Mineral Resource estimates for the Rose deposit and Mills Lake deposit. WGM was retained by Alderon to audit this in-house estimate. Mineral Resource estimates for Rose Central, Rose North and Mills Lake were previously completed in 2011. The estimates for Rose Central and Rose North are reported above zero (0.0 m) elevation level (about 575 m from surface) based on BBA’s new economic pit outline.
A summary of the Mineral Resources disclosed pursuant to NI 43-101 is provided in Table 3. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. The effective date of this Mineral Resource estimate is December 17, 2012.

TABLE 3: CATEGORIZED MINERAL RESOURCE ESTIMATE FOR
THE KAMI IRON ORE PROJECT (CUT-OFF OF 15% TFE)

Zone	Category	Tonnes (Million)	Density	TFe%	magFe%	hmFe%	Mn%
Rose Central	Measured	249.9	3.46	29.4	17.6	8.1	1.60
	Indicated	294.5	3.44	28.5	17.7	5.9	1.28
	Total M&I	544.4	3.45	28.9	17.7	6.9	1.43

	Inferred	160.7	3.45	28.9	16.9	7.1	1.44

Rose North	Measured	236.3	3.48	30.3	13.0	14.7	0.87
	Indicated	312.5	3.49	30.5	11.8	17.1	0.96
	Total M&I	548.8	3.49	30.4	12.3	16.1	0.92

	Inferred	287.1	3.42	29.8	12.5	15.5	0.76

Mills Lake	Measured	50.7	3.58	30.5	21.5	7.0	0.97
	Indicated	130.6	3.55	29.5	20.9	3.9	0.80
	Total M&I	181.3	3.56	29.8	21.1	4.8	0.85

	Inferred	74.8	3.55	29.3	20.3	2.7	0.67

The Mineral Resource estimate for the Kami Project was completed in GemcomTM using block sizes of 15 m x 15 m x 14 m for Rose Central and Rose North and 5 m x 20 m x 5 m for Mills Lake and is based on results from 209 diamond drillholes at Rose Central and Rose North (170 holes) and Mills Lake (39 holes) zones totaling 62,247 m. These holes were drilled within the iron mineralization for approximately 2,000 m of strike length and a range of 200 to 400 m of width for Rose Central and Rose North. The holes were drilled on section lines that were spaced 100 m apart for both deposits in the main area of mineralization. The drillholes were variably spaced with variable dips leading to a separation of mineralized intersections anywhere from less than 50 m to more than 200 m apart for the near-surface mineralization (down to a vertical depth of about 200 m). For the geological modelling, 3-D bounding boxes defining the maximum extents of the Rose and Mills Lake deposit areas were created. The boxes extended approximately 200 m along strike from the outermost drillholes in each area. Mineralized boundaries extended up to a maximum of about 400 m on the ends of the zones and at depth where there was no/little drillhole information, but only if the interpretation was supported by drillhole intersections on adjacent cross sections or by solid geological inference.

For the Mills Lake deposit, three separate zones were interpreted and wireframed based on drillhole data on vertical sections: a basal magnetite zone; a hematitic interlayer within the magnetite zone; and an upper magnetite zone. Rose North and Rose Central zones were each divided into three metallurgical/mineralogical domains; NR-1, NR-2 and NR-3 and RC-1, RC 2 and RC-3, respectively. The zoning of the Rose deposit was based on recent metallurgical/mineralogical testing of the mineralization plus logging and results in the assay database. The Rose deposit is also influenced by three major listric faults which relocate some of the mineralized zones at depths of up to 100 m. Alteration products in the form of limonite and goethite are dominant features in the Rose North deposit and for this most recent Study, a 3-D solid was created incorporating this alteration and was the “Limonite Zone”. This wireframe was used to overprint the other wireframes in the geological model and re-code the blocks to differentiate them for categorization purposes for the Mineral Resource estimate.

In order to carry out the Mineral Resource grade interpolation, a set of equal length composites of 3 m was generated from the raw drillhole intervals, as the original assay intervals were different lengths and required normalization to a consistent length; 3 m is also the average length of the raw assay intervals for the zones. The statistical distribution of the %TFe samples showed good normal distributions in all zones and it was determined that capping was not required for the Rose Central, Rose North and Mills Lake deposits.

For the current Mineral Resource estimates, Alderon used a DGI probe for each hole that has been drilled since 2011 and recorded major physical properties, including density. This method of measuring density proved to be slightly different than WGM’s method but came up with a very similar relationship to WGM’s, i.e., SG by pycnometer results correlate strongly with %TFe on samples. Since there was an insignificant difference between the WGM method and the Alderon method, a best fit correlation line based on DGI data to obtain the density of each block in the model was used: %TFe x 0.0223 + 2.8103. Using this variable density model, a 30% TFe gives a SG of approximately 3.48. Alteration products such as limonite/goethite and secondary manganese hydroxides have developed from the oxide iron and manganese minerals; however, the extent of these secondary iron hydroxides is currently not well understood, particularly at depth. This leads to some uncertainty regarding the determination of density for the Mineral Resource tonnage estimate, particularly in the Limonite Zone. To overcome this uncertainty in grade and density of the altered mineralization in Rose North, all densities within this zone were assigned a SG of 3.0. The secondary iron and manganese hydroxides will also have some impact on potential iron recovery and this requires further evaluation and testwork.

Alderon used an ID2 interpolation method for each of the domains using the 3 m composites and a three-step search ellipsoid approach was used based on results of variography of %TFeHead grade. These three ranges were established for the interpolated domains in all the deposits and were also used as a guide to Mineral Resource categorization, along with the generation of a Distance Model (distance from actual data point in the drillhole to the block centroid). This three-step approach was used in order to inform all the blocks in the block model with grade, however, the classification of the Mineral Resources was also based on drillhole density (or drilling pattern), geological knowledge and zone interpretation. WGM worked extensively with Alderon on this categorization. Other elements interpolated into the grade block model were %Mn, %SiO2, %magFe and %hmFe (calculated). The results of the interpolation approximated the average grade of the all the composites used for the estimate.

Since the drilling density was lower in the deeper parts of the deposits, the drillhole spacing was taken into consideration when classifying the Mineral Resources and these areas were given a lower confidence category, as aforementioned. Even though the wireframe continued to a maximum depth of -106 m (approximately 700 m vertically below surface and extending 100 m past the deepest drilling), at this time, no Mineral Resources were defined/considered below 0 m elevation for Rose North and Rose Central. The Mills Lake wireframes extended to 180 m elevation or about 400 m below surface. The Distance Model was used for the final categorization of the Mineral Resources; blocks within the 3-D wireframes that had a distance of 100 m or less were classified as Measured, 100 m to 150 m as Indicated and greater than 150 m as Inferred. Inferred Mineral Resources are interpolated out to a maximum of about 400 m for Rose Central and 300 m for Rose North and Mills Lake on the ends/edges and at depth.

There were some exceptions to the general resource categorization methods, where a combination of the Distance Model and the search ellipsoid pass were intentionally not used for category definition, especially in the Rose North and Rose Central zones. The main case was that all altered mineralization in Rose North logged as limonitic and falling within the defined Limonite Zone was tagged as Inferred. This altered material is considered as “sub-ore” at this stage, until further metallurgical tests are conducted confirming their economic viability. Also, a basal manganese-rich zone identified in the hematite-rich ore (NR-1) in Rose North was categorized as Inferred.

Mineral Reserve Estimate Statement

The FS block model for the Rose deposit, as prepared by Alderon and audited by WGM, was provided to BBA on June 26, 2012. The model covers the Rose deposit, which is divided into a Rose Central (RC) region and a North Rose (NR) region. It should be noted that the Mills Lake deposit was not part of the FS.

The variables contained in the FS block model include block coordinate location, iron formation (total iron TFe, magnetite, and hematite) and other elements such as manganese (Mn) and silica (SiO2). The model also contains rock type classifications in consideration of ore processing differences between the various ore types within the Rose deposit. These ore types are designated as RC-1, RC-2 and RC-3 and NR-1, NR-2 and NR-3. Each ore type has an associated description of its geology and mineralogy. The rock types are also classified as Measured, Indicated or Inferred.

Pit optimization was carried out for the Alderon FS using the true pit optimizer Lerchs-Grossman 3-D (“LG 3-D”) algorithm in MineSight. The LG 3-D algorithm is based on the graph theory and calculates the net value of each block in the model. With defined pit optimization parameters, including concentrate selling price, mining, processing and other Indirect Costs, Fe recovery for each ore type (as determined by metallurgical testwork), pit slopes (as recommended by Stantec based on geotechnical pit slope study) and imposed constraints, the pit optimizer searches for the pit shell with the highest undiscounted cash flow. For the FS, only the Mineral Resources classified as either Measured or Indicated can be counted towards the economics of the pit optimization run. The approach taken for pit optimization was to first perform LG 3-D pit runs using variable concentrate selling prices ranging from $10/t to $110/t of concentrate in $5/t increments. Then the Net Present Value (“NPV”) of each of the pit shells was calculated at a discount rate of 8% to identify the optimal pit based on the discounted NPV and strip ratio. Based on this analysis, the chosen pit optimization for the FS was the pit having a selling price of $100/t of concentrate.

The milling cut-off grade (“COG”) used for the FS to classify material as Mineral Resource or waste is 15% TFe. Total Measured and Indicated Mineral Resource tonnage and Head %TFe show a very low sensitivity to cut-off %TFe grade variation between 7% and 17.5% TFe. This COG is in line with other similar iron ore projects in the region and with historical data. A higher mill COG grade will contribute to optimizing the NPV for the Project.

The optimized pit shell at 15% COG was then used to develop the engineered pit where operational and design parameters such as ramp grades, surface constraints, bench angles and other ramp details were incorporated. Once the engineered pit design was completed, the Mineral Reserve was derived. The Mineral Reserves for the engineered pit design are based on the parameters described previously. According to CIM guidelines for the FS, all material classified as Proven and Probable shall be considered in-pit reserve. The reserves were calculated for the Rose deposit at a cut-off grade of 15% TFe, 0% waste dilution and 100% ore recovery. Table 4 presents a summary of Mineral Reserves and stripping. As indicated, total Mineral Reserves are in the order of 668.5 Mt, with an average grade of 29.5 % TFe. The total stripping is estimated at 1,106.5 Mt, which includes 121.1 Mt of overburden, and 28.7 Mt of Inferred material. This results in a stripping ratio of 1.66. The effective date of the Mineral Reserve estimate is December 17, 2012. The Mineral Reserves presented in Table 4 are included in the Mineral Resource estimate set out in Table 3.

TABLE 4: ALDERON FEASIBILITY STUDY MINERAL RESERVES

Alderon Feasibility Study Mineral Reserve
Kami Project- Rose Deposit
(Cut-Off Grade=15% TFe)
Material	Mt	TFe%	WREC%	MTFE	MAG%	MN
Proven	431.7	29.7	35.5	15.5	21.4	1.24
Probable	236.8	29.2	34.1	14.9	20.5	1.10
Total	668.5	29.5	35.0	15.3	21.1	1.19

Inferred	28.7
Waste Rock	956.7
OB	121.1
Total Stripping	1,106.5
SR	1.66

In addition to the risks disclosed elsewhere in this AIF, see “ – Project Risks” below for the identification of risks that could materially affect the estimate of mineral resources and mineral reserves.

Mining Operations

Mining Methods

A mine plan based on continuous processing operations over 365 days per year, seven days per week and 24 hours per day was developed to support mining operations for the Kami Project. The mine life was estimated at 30 years. Ore requirements were determined based on processing plant production capacity and are in the order of 22.9 Mt/y. Mining phases, including initial overburden and waste pre-stripping requirements and an annual mining schedule were developed. The mining method selected for the Project is based on conventional drill, blast, load and haul. Annual mining equipment fleet requirements were developed based on equipment performance parameters and average hauling distances based on pit design and configuration and location on the site plan for the crusher and waste piles. The selected primary mining equipment fleet includes Komatsu 930E-4SE haul trucks, CAT 6060FSE shovels and P&H 320XPC drills. The BBA Mining Group estimated initial and sustaining capital costs required to support the mining operation as well as annual mining operating costs based on mining operations assumed to be carried out by Alderon using its own equipment and workforce with the exception of blasting explosives services which are assumed to be contracted out.

Mineral Processing and Metallurgical Testwork

The FS is based on a completed metallurgical test program aimed at improving and confirming the process flowsheet developed during the PEA Study. Results from the testwork were used to determine process performance parameters such as ore throughput, Fe and weight recoveries, final concentrate grade (including key elements such as Fe, SiO2, Mn) and particle size. The key process performance parameters were used as the basis for establishing ore requirements from the mine, sizing of equipment and ultimately to estimate project capital and operating costs, which in turn were used for performing the economical and financial evaluation of the Project. Testwork was performed on samples from the Rose Central and the Rose North components of the Rose deposit. The Mills Lake deposit was not part of the FS testwork or process development. Recommendations were made regarding supplemental confirmatory testwork for final plant design.

FS testwork consisted of the following:

•	Ore mineralogical analysis for the three Rose North deposit ore types;

•	Grinding and ore grindability assessment test program;

•	Gravity beneficiation performance assessment test program;

•	Magnetic separation test program; and

•	Solid/Liquid separation testwork.

Mineralogical analysis provided important information to help in the understanding of the mineralogical and metallurgical differences between the ore types found in the Rose deposit. It also highlighted some differences between Rose Central and Rose North, specifically the presence of manganese (Mn) in oxide form in Rose North, which was not present in Rose Central. Mn-oxides generally report to the gravity concentrate in higher proportion than Mn silicates and carbonates. Furthermore, mineralogical analysis indicates that all three Rose North ore types have a finer Fe liberation size than the corresponding Rose Central ore types. Consistent with geological observations, the Rose North deposit exhibits much more weathering than does the Rose Central deposit.

Beneficiation testwork consisting of Wilfley Table (“WT”) tests, performed on samples from the three ore types from Rose Central and the three ore types from Rose North, provided data permitting the development of grade/recovery curves for each ore type. Using this testwork data and normalizing results to a SiO2 target of 4.3% as well as adjusting for Head grade and scaling factors, it was possible to reasonably estimate the metallurgical performance for a spiral gravity circuit.

A series of low intensity magnetic separation (“LIMS”) tests and Davis Tube (“DT”) were conducted on WT tailings from various samples from several ore types in the Rose deposit. The results of this testwork allowed for the assessment of metallurgical performance of the cobbing step of the magnetic separation circuit. It was observed that the cobber concentrate contains a notable quantity of very fine magnetite dispersed in relatively coarse SiO2 particles (peppered silica). During the course of the testwork, strategies for rejecting these particles were investigated.

Following the cobbing step, the cobber concentrate needs regrinding to an appropriate particle size to assure adequate liberation in order to achieve the targeted SiO2 grade. Testwork was performed and results indicated that a P80 of 45 µm and a P100 of 75 µm would provide the required liberation to achieve the targeted SiO2 grade.

With the testwork results, metallurgical performance parameters were estimated for each ore type. Taking into consideration the life-of-mine (“LOM”) proportions of each ore type within the Rose deposit, as derived from the mine plan developed in the FS, it was then possible to derive the LOM metallurgical performance parameters used in this Study as the basis of design for the process flowsheet and for process and plant design.

For the FS, SPI testing complemented by IGS simulations was used for estimating the specific energy required for primary Autogenous (“AG”) mill grinding to the required particle size as well as for estimating AG mill throughput. Tests were conducted on about 120 samples from the six ore types within the Rose deposit. The average ore specific energy for AG mill grinding, based on the LOM ore type proportions, was estimated to be 4.33 kWh/t. When converted to AG mill throughput, this equates to an average of 2,877 t/h.

The results from the beneficiation and grinding testwork were used to establish the plant throughput and concentrate production rates used in the Feasibility Study Financial Analysis for each year of operation based on the ore type proportions derived from the mine plan.

Recovery Methods and Processing Plant Design

The metallurgical testwork for the Rose deposit performed during the FS allowed for the validation, optimization and more detailed development of the process and plant design. General Arrangement drawings, equipment sizing, lists, and a process design criteria were developed and used for generating quantities for materials such as concrete and structural steel. In turn, this information was used in the development of the project capital and operating cost estimates. Table 5 shows the nominal annual and hourly production rates as well as the operating and metallurgical performance parameters used to determine these rates.

TABLE 5: NOMINAL OPERATING VALUES PROJECTED FROM TESTWORK RESULTS

	Nominal Operating Parameters
	Annual Operating Throughput (Average LOM)	Nominal Hourly Throughput
	Mt/y	t/h
Throughput (Fresh Feed)	22.9	2,877
Concentrate Production	8.0	1,011
Spiral Concentrate	6.5	819
Mag Plant Concentrate	1.5	182
Tailings Generated	14.9	1,866
Coarse Tailings	10.0	1,252
Fine Tailings	4.9	614

Concentrate Wt Rec %	35.1%
Fe Rec %	77.7%
Plant Utilization %	91.0%
Head Grade %Fe	29.5%
Concentrate Grade %Fe	65.2%
Concentrate Grade %SiO2	4.30%

The process flowsheet and resulting plant design consists of the major processing areas as described below:

•	ROM ore from the open pit or stockpile is hauled to the crusher area where a gyratory crusher reduces the ore to -250 mm (10”) in size.

•	Crushed ore is conveyed by overland conveyor to the crushed ore stockpile.

•	Crushed ore is reclaimed using apron feeders discharging onto a conveyor belt in a reclaim tunnel.

•	The crushed ore reclaim conveyor feeds the AG mill which performs the primary grinding step in the process. The AG mill is in closed circuit with a two-stage screening circuit.

•
Product from the AG grinding and screening circuit is fed to the three-stage spiral circuit for gravity concentration producing a tail and a final gravity concentrate which is filtered and conveyed to the concentrate load-out area.

•
Tailings from the spirals are cobbed using LIMS. The non-magnetic tailings are dewatered and disposed of to the Tailings Management Facility (“TMF”). The magnetic concentrate is subjected to a regrinding step in a ball mill required to grind the cobber concentrate to the required liberation particle size.

•
The reground product is subjected to a multi-stage LIMS cleaning and finishing circuit ending with a screening step to remove coarse silica. The mag plant concentrate is filtered and conveyed with the gravity concentrate to the load-out area.

•	The final product consists of a combined gravity and mag plant concentrate having a chemical analysis and particle size distribution considered to be appropriate for sintering applications.

•	Fine tailings from the mag plant are dewatered using a thickener and are subsequently pumped to the TMF.

Project Infrastructure

During the course of the FS, the Kami site plot plan and site infrastructure initially developed during the PEA Study has been defined in much more detail. The open-pit footprint now includes both Rose Central and Rose North. Geotechnical and topographical data as well as environmental considerations have been used to optimize location of the major site infrastructure. Furthermore, Nalcor has advised that they will provide power with a 315 kV transmission line right to the Kami main substation. The main features of the Kami site infrastructure are as follows:

•	The Kami Rail Line including the rail line connecting to QNS&L, the rail loop and on-site service tracks. Routing of the rail line has been optimized based on topography.

•	The access road to the Property consisting of a new road, bypassing the Town of Wabush and connecting to Highway 500.

•	The on-site road work leading from the Property limit to the concentrator and to the crusher and mine services area.

•	The mine roads designed specifically for mine haul trucks and other mining equipment connecting the pit to the crusher, waste rock areas and to the mine services area.

•	The mine services area consisting of the truck wash bay, mine garage, workshop, warehouse, employee facilities, diesel fuel tank farm and fueling station, etc.

•	The waste rock and overburden stockpiles.

•	The primary crusher building.

•	The overland conveyors and crushed ore stockpile.

•	The ore processing plant (concentrator) and ancillary facilities.

•	The concentrate load-out system including concentrate conveyors.

•	Parking areas for employees, light vehicles and heavy mining vehicles.

•	The raw water pumphouse to be located south-east of Long Lake.

•	The Nalcor power transmission line and main electrical substation.

•	The Tailings Management Facility and water reclamation and effluent treatment systems.

A temporary construction camp and construction worker facilities will be built off-site, south of the Town of Wabush.

Alderon will build a facility in Pointe-Noire, Québec for receiving, unloading, stockpiling and reclaiming concentrate for ship loading. The Pointe-Noire Terminal facility is situated along the south side of the existing Pointe-Noire Road and was identified by the Port of Sept-Îles as a potential multi-user storage facility to support their new multi-user dock. The configuration generally consists of a new railcar unloading loop track, a single car rotary dumper, a concentrate storage yard with stacker/reclaimer and interconnecting conveyor systems, leading to the Port of Sept-Îles shiploaders.

Market Studies and Contracts

The market study commissioned by Alderon during the course of the PEA Study was carried into the FS. For the FS, the medium and long-term commodity price forecast to be used in the Project Financial Analysis was performed by BBA based on various public and private market studies by reputable analysts and iron ore producers, opinions of industry experts as well as other sources. Following its review, BBA arrived at a medium (Year 2015 to 2020) and long-term (beyond Year 2020) price of $115/t and $110/t respectively, based on Platts Index benchmark of 62% Fe iron ore concentrate landed at China’s port.

As part of a strategic partnership with Hebei, Hebei has entered into an off-take agreement. As part of this agreement, upon the commencement of commercial production, Hebei is obligated to purchase 60% of the actual annual production from the Property, up to a maximum of 4.8 Mt of the first 8.0 Mt of iron ore concentrate produced annually at the Property. The price paid by Hebei will be based on the monthly average price per DMT for iron ore sinter feed fines quoted by Platts Iron Ore Index (including additional quoted premium for iron content greater than 62%), less a discount equal to 5% of such quoted price. Hebei will also have the option to purchase additional tonnage at a price equal to the Platts Price, without any such discount.

On July 13, 2012, Alderon signed an agreement with the Sept-Îles Port Authority to ship a nominal 8 Mt of iron ore annually via the new multi-user deep water dock facility that the Port is constructing. Based on its reserved annual capacity, Alderon was required to make a buy-in payment. The Port Agreement includes a base fee schedule regarding wharfage and equipment fees for iron ore loading for Alderon’s shipping operations.

Alderon initiated preliminary tariff negotiations with QNS&L and CFA in April 2012. Alderon’s Base Case for the FS is to use these two rail operators to transport its iron ore concentrate from the Kami Project to the Port of Sept-Îles. Tariffs are expected to be within industry norms. No agreement has been concluded to date.

Nalcor has established a formal process in advance of Nalcor or Newfoundland and Labrador Hydro being able to supply power to an industrial customer in Labrador. The technical process involves three stages: Stage I – Pre-Project Phase; Stage II – Concept Selection; and Stage III – Front End Engineering Design. Alderon and Nalcor have completed Stages I and II of the process. In its Press Release dated December 13, 2012, Alderon announced that it has entered into an agreement with Nalcor to commence Stage III of the process, which is scheduled for completion in April 2013. Alderon funded all of the costs associated with Stage II and will also fund all Stage III costs. Commercial discussions will commence during Stage III of the process and once commercial terms are agreed, a formal Power Purchase Agreement will be signed by Alderon and Nalcor, subject to environmental and regulatory approvals.

Environment

The overall Project is subject to environmental assessment provisions of the Newfoundland and Labrador Environmental Protection Act and the Canadian Environmental Assessment Act. The requirements for each of these processes are well understood. The Environmental Impact Statement that is required pursuant to the Acts has been submitted to both levels of government as a step in the ongoing process. A schedule for the environmental assessment of the Project has been developed. Environmental studies have been conducted and reports have been or are being prepared. Permitting requirements are also well defined and have been considered in the project plan.

A tailings management strategy has been defined and a feasibility level design for the TMF has been developed. A siting study was undertaken and an appropriate area has been determined and located on the site plan taking into account environmental considerations and constraints. The tailings pond within the TMF has been sized to allow for treatment prior to recycling to the mill or discharge to a treatment plant/polishing pond prior to final release to the environment, meeting all regulatory requirements. An overburden and waste rock stockpile feasibility level design has been developed and locations are defined on the site plan. The areas identified do not contain any significant mineralization and make use of the natural topography. Discharges from the stockpiles will be routed to a series of sedimentation ponds to ensure adequate treatment to meet required regulatory requirements prior to release to the environment.

A Rehabilitation and Closure Plan, as required under the Newfoundland and Labrador Mining Act, will be prepared for the Project. The Plan will describe measures planned to restore the Property as close as reasonably possible to its former use or condition or to an alternate use or condition that is considered appropriate and acceptable by the Department of Natural Resources. The Plan will outline measures to be taken for progressive rehabilitation, closure rehabilitation and post-closure monitoring and treatment.

Following release from the Environmental Assessment process, the Project will require a number of approvals, permits and authorizations prior to project initiation. In addition, throughout project construction and operation, compliance with terms and conditions of approval, various standards contained in federal and provincial legislation, regulations and guidelines, will be required. Preliminary lists of permits, approvals and authorizations that may be required for the Project are presented in Table 6.1, Table 6.2, and Table 6.3. As presented in Table 6.4, permits and authorizations will also be required from affected municipalities.

TABLE 6.1: POTENTIAL PERMITS, APPROVALS, AND
AUTHORIZATIONS - NEWFOUNDLAND AND LABRADOR; MINE AND ASSOCIATED
INFRASTRUCTURE, INCLUDING RAIL INFRASTRUCTURE

Permit, Approval or Authorization Activity	Issuing Agency
▪ Release from Environment Assessment Process	DOEC – Environment Assessment Division
▪ Permit to Occupy Crown Land	DOEC – Crown Lands Division
▪ Permit to Construct a Non-Domestic Well	DOEC – Water Resources Management Division

Permit, Approval or Authorization Activity	Issuing Agency
▪ Water Resources Real-Time Monitoring
▪ Development Activity in a Protected Public Water Supply Area
▪ Certificate of Environmental Approval to Alter a Body of Water
▪ Culvert Installation
▪ Fording
▪ Bridge
▪ Pipe Crossing/water intake
▪ Stream Modification or Diversion
▪ Other works within 15 m of a body of water (rail infrastructure, site drainage, dewater pits, settling ponds)
▪ Water Use Licence
▪ Permit to Construct a Potable Water System (Water/Wastewater System)

▪ Certificate of Approval for Construction and Operation (Industrial Processing Works)
▪ Certificate of Approval for Generators
▪ Approval of MMER Emergency Response Plan
▪ Approval of Waste Management Plan
▪ Approval of Environmental Contingency Plan (Emergency Spill Response)
▪ Approval of Environmental Protection Plan
DOEC – Pollution Prevention Division
▪ Permit to Control Nuisance Animals	DOEC – Wildlife Division
▪ Pesticide Operators Licence	DOEC – Pesticides Control Section
▪ Blasters Safety Certificate
▪ Approval for Storage & Handling Gasoline and Associated Products
▪ Temporary Fuel Cache
▪ Fuel Tank Registration
▪ Approval for Used Oil Storage Tank System (Oil/Water Separator)
▪ Fire, Life and Safety Program – Long Form
▪ Building Accessibility Registration
▪ Certificate of Approval for a Waste Management System
▪ Certificate of Approval for a Sewage/Septic System
▪ Application to Develop Land for Septic
Service NL –Government Service Centre (GSC)
▪ Approval of Development Plan, Rehabilitation and Closure Plan, and Financial Assurance ▪ Mining Lease ▪ Surface Rights Lease ▪ Quarry Development Permit ▪ Mill Licence	Department of Natural Resources (DNR) – Mineral Lands Division
▪ Operating Permit to Carry out an Industrial Operation During Forest Fire Season on Crown Land ▪ Permit to Cut Crown Timber ▪ Permit to Burn	DNR – Forest Resources
▪ Approval to Construct and Operate a Railway in Newfoundland and Labrador	Department of Transportation and Works (DTW)

TABLE 6.2 : POTENTIAL PERMITS, APPROVAL AND AUTHORIZATIONS –
QUÉBEC; TERMINAL SITE

Permit, Approval or Authorization Activity	Issuing Agency
▪ Certificate of Authorization (Section 22 of the Environment Quality Act)	MDDEFP – Regional Office
▪ Certificate of Authorization (Section 48 of the Environment Quality Act)	MDDEFP – Regional Office
▪ Authorization under Section 128.7 of An Act Respecting the Conservation and Development of Wildlife	MRNF – Regional Office

TABLE 6.3: POTENTIAL PERMITS, APPROVAL AND AUTHORIZATIONS - FEDERAL

Permit, Approval or Authorization Activity	Issuing Agency
▪ Authorization for Harmful Alteration, Disruption or Destruction (HADD) of Fish Habitat	Fisheries and Oceans Canada (DFO)
▪ Approval to interfere with navigation	Transport Canada
▪ Licence to Store, Manufacture or Handle Explosives (Magazine Licence)	Natural Resources Canada
▪ Approval to construct a railway	Canadian Transportation Agency

TABLE 6.4: POTENTIAL PERMITS, APPROVAL AND AUTHORIZATIONS– MUNICIPAL

Permit, Approval or Authorization Activity	Issuing Agency
▪ Building Permit ▪ Development Permit ▪ Excavation Permit ▪ Fence Permit ▪ Occupancy – Commercial Permit ▪ Open Air Burning Permit ▪ Signage Permit	Town of Labrador City
▪ Building Permit ▪ Development Permit ▪ Excavation Permit ▪ Fence Permit ▪ Occupancy – Commercial Permit ▪ Open Air Burning Permit ▪ Signage Permit	Town of Wabush
▪ Building Permit ▪ Authorization to Divert Pointe-Noire Road ▪ Authorization for Aqueduct Connection	City of Sept-Îles

Capital Costs

The Kami Iron Ore Project scope covered in this Study is based on the construction of a greenfield facility having a nominal annual production capacity of 8 Mt of concentrate. Table 7 presents a summary of total estimated initial capital cost for the Project, including Indirect Costs and Contingency.

TABLE 7: TOTAL ESTIMATED INITIAL CAPITAL COSTS ($M)

Estimated Initial Capital Costs
Mining (Pre-Stripping)	$52.7
Concentrator and Kami Site Infrastructure	$953.6
Kami Site Rail Line	$80.7
Pointe-Noire Terminal	$185.9
TOTAL	$1,272.9

The total initial capital cost, including Indirect Costs and contingency was estimated to be $1,272.9M. This Capital Cost Estimate is expressed in constant Q4-2012 Canadian Dollars, with an exchange rate at par with the U.S. Dollar. This preceding estimate table does not include the following items:

•	Mining equipment and railcars with an estimated value of $176.9 M, which will be leased. As such, annual lease payments over the life of the lease are included in operating costs.

•	Rehabilitation and closure costs required to be disbursed prior to production startup, which were estimated by Stantec to be $48.1M.

•
Sustaining capital (capital expenses incurred from Year 1 of production to the end of mine life) estimated at $642.4M, which includes items such as mine equipment fleet additions and replacements, facilities additions and improvements and costs related to phasing of TMF and tailings pumping.

Operating Costs

Table 8 presents a summary of total estimated average, LOM operating costs presented in Canadian Dollars/t of dry concentrate produced.

TABLE 8: TOTAL ESTIMATED AVERAGE LOM OPERATING COST
 ($/T DRY CONCENTRATE)

Estimated Average LOM Operating Costs
Mining	$17.11
Concentrator	$6.51
General Kami Site	$0.34
General Administration	$1.50
Environmental and Tailings Management	$0.52
Rail Transportation	$13.33
Port Facilities	$2.86
TOTAL	$42.17

The total estimated operating costs are $42.17/t of dry concentrate produced. Operating costs include the estimated cost of leased equipment (equipment cost plus interest) over the life of the lease. Royalties and working capital are not included in the Operating Cost Estimate presented but are treated separately in the Financial Analysis.

Economic Analysis

The economic evaluation of the Kami Iron Ore Project was performed using a discounted cash flow model based on Capital and Operating Cost Estimates developed in the Feasibility Study for a plant and infrastructure designed for the production an average of 8.0 Mt/y over the LOM. The Financial Analysis was performed with the following assumptions:

•	LOM and operations are estimated to span over a period of approximately 30 years.

•	The price of Kami concentrate at 65.2% Fe, loaded in ship (FOB) at Port of Sept-Îles is $107/t for the first five years of production and $102/t thereafter.

•
Commercial production startup is scheduled to begin in late Q4-2015. The first full year of production is therefore 2016 and it is assumed that this is a ramp-up year with concentrate production at 85% of nominal LOM production. Normal production is assumed thereafter.

•	All of the concentrate is sold in the same year of production.

•	All cost and sales estimates are in constant Q4-2012 dollars (no escalation or inflation factor has been taken into account).

•
The Financial Analysis includes $20.7M in working capital, which is required to meet expenses after startup of operations and before revenue becomes available. This is equivalent to approximately 30 days of Year 1 operating expenses.

•
All project-related payments, disbursements and irrevocable letters of credit incurred prior to the effective date of the Technical Report are considered as sunk costs and are not considered in this Financial Analysis. Disbursements projected for after the effective date of the Technical Report but before the start of construction are considered to take place in pre-production Year 2 (PP 2) however, it is expected that certain disbursements will be incurred prior to this year.

•	A 3% gross sales royalty is payable to Altius.

•
An off-take sales fee is payable to the finder engaged to identify Hebei to Alderon and to assist with the conclusion of the transaction with Hebei. This fee will be calculated as 0.5% of the proceeds received from material sold to Hebei for a period of ten years subsequent to the initial sale of material to Hebei.

•	U.S. Dollar is considered at par with Canadian Dollar.

This Financial Analysis was performed by BBA on a pre-tax basis. Alderon Management provided the after-tax economic evaluation of the Kami Project, which was prepared with the assistance of an external tax consultant. Table 9 presents the results of the Financial Analysis with NPV calculated at various discounting rates. The Base Case NPV was assumed at a discount rate of 8%.

TABLE 9: PRE-TAX FINANCIAL ANALYSIS RESULTS

IRR =	29.3%	NPV (M$)	Payback (yrs)
Discount Rate
0%		$11,545M	3.1
5%		$5,030M	3.5
8%		$3,244M	3.8
10%		$2,461M	4.0

The Project is subject to three levels of taxation, including federal income tax, provincial income tax and provincial mining taxes:

•	Income tax is payable to the Federal Government of Canada pursuant to the Income Tax Act (Canada). The applicable federal income tax rate is 15% of taxable income.

•
 Income tax is payable to the Government of Newfoundland and Labrador under the Income Tax Act, 2000 (Newfoundland and Labrador). The applicable provincial income tax rate in Newfoundland and Labrador is 14% of taxable income.

•	The Revenue Administration Act (Newfoundland and Labrador) imposes the following taxes on operators of mines in Newfoundland and Labrador:

o	a 15% tax on taxable income;

o	a 20% tax on amounts taxable, which are calculated as 20% of the net income”, if positive, minus amounts paid to a person who receives royalties subject to the mineral rights tax; and

o	a 20% mineral rights tax.

On an after tax basis, the IRR was estimated to be 23.1%, the NPV at 8% discount rate is $1,858 M and corresponding payback is 4.5 years.

A sensitivity analysis was also performed to show the project sensitivity to a +/- 15% variation in initial capital cost, annual operating costs, in commodity price and in concentrate production rate considering a variation in Fe recovery rate. This sensitivity range is in line with the accuracy of the cost estimates developed in the FS. The sensitivity analysis was done on the pre-tax Financial Analysis results. Results of this analysis are shown in Table 10.

TABLE 10: SENSITIVITY ANALYSIS (PRE-TAX)

	Base Case	Initial CAPEX		Selling Price		OPEX		Production (Reduced Wt. Rec)
		+15%	-15%	+15%	-15%	+15%	-15%	+15%	-15%
		$1,464M	$1,082M	$123-$117/t	$91-$87/t	$48.50/t	$35.85/t	9.2 Mt/y	6.8 Mt/y
IRR	29.3%	26.0%	33.5%	36.4%	21.8%	26.2%	32.3%	35.5%	22.8%
	NPV	NPV	NPV	NPV	NPV	NPV	NPV	NPV	NPV
0%	$11,545M	$11,354M	$11,736M	$15,002M	$8,089M	$10,060M	$13,031M	$14,550M	$8,540M
5%	$5,030M	$4,845M	$5,214M	$6,746M	$3,313M	$4,297M	$5,763M	$6,524M	$3,535M
8%	$3,244M	$3,063M	$3,425M	$4,475M	$2,013M	$2,721M	$3,766M	$4,317M	$2,171M
10%	$2,461M	$2,282M	$2,640M	$3,477M	$1,445M	$2,031M	$2,890M	$3,346M	$1,575M
Please note that this Financial Analysis is before tax.

Project Risks

A number of potential project risks have been identified during the course of the FS that can materially affect project execution and project economics. The main risks are as follows:

•	Nalcor may not be able to supply power to the site in time for startup of operations, mitigated by Alderon maintaining engagement at the highest levels of government.

•	Assumed pit slopes in bedrock too optimistic, leading to reduced Mineral Reserves and/or higher stripping ratios, mitigated by more drilling and engineering analysis prior to final design.

•
Mine operation may not be able to adequately segregate hard ore for stockpiling and blending as well as to supply adequate feedstock with required blending of the various ore types to assure expected concentrator throughput, mitigated by optimizing the mine plan by performing infill drilling and ore hardness testing, by using experienced personnel and by increasing ore stockpiling.

•
The nature and the complexity of the ore body does not allow for collection of a representative bulk sample for pilot testwork. Also, the relatively small sample size for FS metallurgical testwork and for determining ore hardness poses a risk of the samples not being sufficiently representative of the ore body to properly validate throughput through the AG mill and Fe and weight recovery. This risk cannot be adequately mitigated and is considered as an accepted risk.

Based on the information available and the degree of development of the Project as of the effective date of the Technical Report, BBA is of the opinion that the Project is technically and financially sufficiently robust to warrant proceeding to the next phase of project development.

Project Development and Recommendations

Project Development Schedule

A Project Execution Plan and a detailed Project Execution Schedule were developed as part of the FS. The key project milestones are indicated in Table 11.

TABLE 11: KEY PROJECT MILESTONES

Major Milestones	Date
Start Feasibility Study	Aug-2011
Interim Engineering & Planning Services Agreement	Aug-2012
Start Detailed Engineering	Nov-2012
NI 43-101 Feasibility Effective Date	Dec-2012
AG Mill PO Award	Jun-2013
Minister's Decision (EA Release)	Sep-2013
Permit to Start Construction Available	Nov-2013
Start Construction	Nov-2013
First Concrete	Apr-2014
First Structural Steel at Concentrator	Jul-2014
Construction Completed	Aug-2015
Power Availability (NL)	Sep-2015
POV Completed	Sep-2015
Full Handover to Operations	Nov-2015

The Project Execution Schedule developed in this Study and described herein covers the period from the start of the FS to the end of commissioning. The major assumptions driving key milestones in the preliminary Project Execution Schedule are as follows:

•	The FS is completed effective December 2012.

•
The environmental assessment process began with project registration initiated with the submission of the project description in October 2011. Based on the expected duration of the various regulatory proceedings, it is expected that the permits, which will allow construction, will be issued in November 2013. No site work is anticipated prior to this date. Environmental assessment process, expected to last 24 months, is on the project execution critical path.

•
Construction is set to start in November 2013, as soon as the permit is issued and is based on a construction schedule of 24 months including POV (Pre-Operational Verifications) and plant handover to operations. This is consistent with similar projects recently executed. It is assumed that the temporary camp facility for construction workers to be located off-site will be built and ready to receive personnel in a timely fashion.

To support the construction schedule, EPCM activities need to be executed as follows:

•
EPCM services contractor was selected in August 2012. An Interim Engineering and Planning Services Agreement has been entered into with the contractor and the full EPCM Agreement is currently under negotiation.

•
Procurement activities are based on delivery of long lead items such as the grinding mills, spirals and concentrate stacker/reclaimer at the port terminal. In budgetary quotes received during the FS, the longest lead times are in the order of 18 months. Some mining equipment may have longer lead times depending on the Supplier, and it is recommended that the EPCM contractor investigate this early in their mandate.

Recommendations

BBA recommends that Alderon proceeds with the next phase of project development consisting of final design and Detailed Engineering, as indicated by the project schedule set out in Table 11.

The testwork program undertaken during the Feasibility Study relied on composite drill core samples as it was not possible to obtain a representative bulk sample for pilot testing.  Sample selection and testing methodology allowed for a reasonably representative estimation of metallurgical performance of the Rose deposit ore and for project development at a FS level. As the Project moves into final design and Detailed Engineering, BBA recommends that additional confirmatory testwork be done with existing drill core samples in order to further increase the degree of confidence around metallurgical performance of the Rose deposit ore. The recommended testwork is as follows.

Grinding

The SPI test and IGS analysis has been determined to provide the most suitable method for this ore type to estimate ore specific grinding energy and throughput of the selected AG mill. For the FS, the throughput estimate was based on approximately 20 tests per ore type. It is recommended that at least another 20 tests per ore type be performed for final design to achieve better statistical analysis from the dataset.

Gravity

Based on the relatively poor results obtained on the RN-1 sample, which was likely due to the sample not being representative of the ore type, it is warranted that the Wilfley Table test be repeated on a new RN-1 composite sample. Another series of Wilfley Table tests for each ore type should also be performed. As an alternative, gravity testwork could be performed at a pilot scale using spirals. Various blends of ore types, aligned to the mine plan, should be considered for the next test phase. Also, more detailed testwork should be performed to improve understanding of Mn deportment to concentrate in the gravity circuit.

Magnetic Plant

It is recommended that the tails from the FS Wilfley Table variability tests should be used to perform cobbing LIMS tests followed by regrind and cleaning tests in order to validate the optimal regrind particle size to achieve the targeted SiO2 level. This should be done on a continuous, pilot plant scale. Also, the effect of lower LIMS magnetic intensity at the different stages of the mag plant circuit should be evaluated in order to optimize process performance. It is also recommended that analysis of the Rose North mag plant concentrate be performed in order to quantify Mn in magnetite for the three Rose North ore types.

Filtration and Settling

It is recommended that additional filtration testwork be performed with different suppliers for both gravity and mag plant concentrate. It is also recommended that tailings settling tests and tailings rheology tests with the final tailings coming from the aforementioned mag plant testwork be performed.

BBA recommends that, for final design, design capacities for all process areas and equipment be updated to conform to final FS operating values determined with the most recent testwork results as well as with results from recommended testwork previously discussed.

The mine plan developed during the FS provides a reasonably representative basis for projected mining operations at this level of study. BBA recommends the following additional mining engineering work to be undertaken for final design:

•	Collect more geotechnical data and develop pit slope design parameters in more detail.

•	Develop a more detailed hydrology and hydrogeology model to better define mine dewatering requirements in more detail.

•	Collect hardness data and potentially integrate this information into the geological block model for use in mine planning.

•	Further optimize mining phases and develop mine schedule in more detail (quarterly for first three years).

No further exploration or engineering studies are planned. The next project development phase consists of Detailed Engineering, which has started in November 2012 and will subsequently lead to the construction phase. The recommended testwork is considered to be part of the Detailed Engineering phase therefore costs associated with executing this work, as is the case with all project development costs incurred after the effective date of this Report, are included within the project capital costs.

Other Mineral Projects

The Company does not have any mineral projects that are material to the Company other than the Kami Project described above.

RISK FACTORS

An investment in the securities of the Company may be regarded as speculative due to the nature of the Company's business and Company’s stage of development. The following risk factors, as well as risks currently unknown to the Company could materially affect the Company’s future results and could cause them to differ materially from those described in forward-looking information relating to the Company. Investors should give careful consideration to all of the information contained in this AIF and, in particular, to the following risk factors:

Risks Relating to the Business of the Company

Alderon depends on a single mineral project.

The Kami Property accounts for all of Alderon's mineral resources and mineral reserves and exclusively represents the current potential for the future generation of revenue. Mineral exploration and development involves a high degree of risk that even a combination of careful evaluation, experience and knowledge cannot eliminate and few properties that are explored are ultimately developed into producing mines. Any adverse development affecting the Kami Property will have a material adverse effect on Alderon's business, prospects, financial position, results of operations and cash flows.

The successful start of mining operations at, and the development of, the Kami Project into a commercially viable mine cannot be assured.

There are numerous activities that need to be completed in order to successfully commence development and production at the Kami Project, including, without limitation: optimizing the mine plan; recruiting and training personnel; negotiating contracts for the supply of power, railway transportation, port loading and handling and for the sale of iron ore; updating, renewing and obtaining, as required, all necessary permits, including, without limitation, environmental permits; and handling any other infrastructure issues. There is no certainty that Alderon will be able to recruit and train personnel, have available funds to finance construction and development activities, avoid potential increases in costs, negotiate power supply, railway transportation, port loading and handling and iron ore sales agreements on terms that would be acceptable to Alderon, or that Alderon will be able to update, renew and obtain all necessary permits to start or to continue to operate the Kami Project.  Most of these activities require significant lead times, and Alderon will be required to manage and advance these activities concurrently in order to begin production. A failure or delay in the completion of any one of these activities may delay production, possibly indefinitely, at the Kami Project and would have a material adverse effect on Alderon's business, prospects, financial position, results of operations and cash flows.

As such, there can be no assurance that Alderon will be able to complete development of the Kami Project at all, or in accordance with any timelines or budgets that may be established due to, among other things, and in addition to those factors described above, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support operations. Failure to successfully complete these events as expected would have a material adverse effect on Alderon's business, prospects, financial position, results of operations and cash flows.

There is no assurance that Alderon will ever achieve production or that the Company will ever be profitable if production is achieved.

Mineral resource and reserve calculations are only estimates.

Any figures presented for mineral resources and mineral reserves in this AIF are only estimates. There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserves or mineral resources are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurances can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any part of the Kami Project to development, Alderon must rely upon estimated calculations as to the mineral reserves, mineral resources and grades of mineralization on the Kami Property.

The estimating of mineral reserves and mineral resources is a subjective process that relies on the judgment of the persons preparing the estimates.  Estimates of mineral resources are, to a large extent, based on the interpretation of geological data obtained from drillholes and other sampling techniques. This information is used to calculate estimates of the configuration of the mineral resource, expected recovery rates, anticipated environmental conditions and other factors. As a result, mineral resource estimates for the Kami Property may require adjustments or downward revisions based upon further exploration or development work or upon actual production experience, thereby adversely impacting the economics of the Kami Property. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. No assurances can be given that any mineral resource estimates for the Kami Property will ultimately be reclassified as mineral reserves. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

Alderon may experience difficulty attracting and retaining qualified management and technical personnel to meet the needs of its anticipated growth.

Alderon is dependent on the services of key executives including Alderon's Executive Chairman, Chief Executive Officer, Chief Financial Officer and other highly skilled and experienced executives and personnel focused on managing Alderon's interests and the advancement of the Kami Property and on identifying new opportunities for growth and funding. Due to Alderon's relatively small size, the loss of these persons or Alderon's inability to attract and retain additional highly skilled employees required for the development of Alderon's activities may have a material adverse effect on Alderon's business or future operations.

In addition, Alderon anticipates that if it brings the Kami Property into production and, where appropriate, acquires additional mineral rights, Alderon will experience significant growth in its operations. Alderon expects this growth to create new positions and responsibilities for management and technical personnel and to increase demands on its operating and financial systems. There can be no assurance that Alderon will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth. The failure to attract such qualified personnel to manage growth would have a material adverse effect on Alderon's business, financial position, results of operations and cash flows.

Changes in the market price of iron ore, which in the past has fluctuated widely, will affect the projected results of Alderon's operations, financial position and cash flows.

Alderon's revenues in the future, if any, are expected to be derived in large part from the sale of iron ore. The price of this commodity has fluctuated widely in recent years and is affected by factors beyond the control of Alderon, including, but not limited to international economic and political trends, changes in industrial demand, currency exchange fluctuations, economic inflation and expectations for the level of economic inflation in the consuming economies, interest rates, global and local economic health and trends, speculative activities, the availability and cost of substitutes and changes in the supply of this commodity due to new mine developments and mine closures. All of these factors, which are impossible to predict with certainty, will impact the viability of the Kami Property.

Alderon will require additional capital in the future, and no assurance can be given that such capital will be available at all or available on terms acceptable to Alderon.

Alderon currently has limited financial resources and no cash flow from production. Further development and exploration of the Kami Property depends upon Alderon's ability to obtain financing through strategic partnerships, equity or debt financings, production-sharing arrangements or other dilutive or non-dilutive means. There is no assurance that Alderon will be successful in obtaining required financing on acceptable terms, or at all. If Alderon is unable to obtain additional financing it may consider other options, such as (i) selling assets, (ii) selling equity, or (iii) vending of interests in the Kami Property. Failure to obtain additional financing could result in an indefinite postponement of further exploration and development of the Kami Property and will have a material adverse effect on Alderon's business, prospects, financial position, results of operations and cash flows.

Alderon has no history of mining operations and no revenue from operations.

Alderon has no history of mining operations and to date has generated no revenue from operations.  As such, Alderon is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues.  There is no assurance that it will successfully produce iron ore, generate revenue, operate profitably or provide a return on investment in the future. Other factors mentioned in this AIF may also prevent Alderon from successfully operating a mine.

Alderon currently relies on a single customer for 60% of its expected iron ore concentrate production.

The Company currently relies on one significant customer that represents 60% of the Company expected output of 8 Mt of iron ore concentrate annually once the commencement of commercial production occurs. The Company has entered into the Off-Take Agreement with Hebei, a related party who owns 25% of the Limited Partnership and 19.87% of the Company’s Common Shares. As part of this agreement, upon the commencement of commercial production, Hebei is obligated to purchase 60% of the actual annual production from the Kami Property, up to a maximum of 4.8 Mt of the first 8.0 Mt of iron ore concentrate produced annually at the Property.

As a result of reliance on this single customer for the majority of the Company’s iron ore production, the Company could be subject to adverse consequences if this customer breaches its purchase commitments. In addition, there is no assurance that Alderon will secure a customer for the remaining 40% of its expected iron ore concentrate production.

Alderon requires various permits in order to conduct its current and anticipated future operations, and any delays in obtaining or a failure to obtain such permits, or a failure to comply with the terms of any such permits that Alderon has obtained or will obtain, could have a material adverse impact on Alderon.

Alderon's current and anticipated future operations, including further exploration, evaluation and development activities and commencement of production on the Kami Project, require permits from various Canadian federal, provincial, and local government authorities. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon many variables, certain of which are not within Alderon's control.

Shortage of qualified and experienced personnel in the various levels of government could result in delays or inefficiencies. Backlog within the permitting agencies could affect the permitting timeline of the Kami Project.  Other factors that could affect the permitting timeline include (i) the number of other large-scale projects currently in a more advanced stage of development which could slow down the review process for the Kami Project and (ii) significant public response regarding the Kami Project.  There can be no assurance that all permits which Alderon requires for its development activities and construction of mining facilities and the conduct of mining operations will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain such permits, or the expiry, revocation or a failure to comply with the terms of any such permits that Alderon has obtained, could have a material adverse impact on Alderon.

The Kami Property falls within an area that is subject to unresolved land claims by various First Nations groups, and issues in the consultation process may adversely impact Alderon's operations.

The Company conducts its operations in western Labrador in the Province of Newfoundland and Labrador in an area of overlapping claims of traditional territory.  The conflicting claims of asserted traditional rights between aboriginal groups, may have an impact on the Company’s ability to develop the Kami Property. The boundaries of the traditional territorial claims by these groups, if established, may impact on the areas which constitute the Kami Property. Mining licenses and their renewals may be affected by land and resource rights negotiated as part of any settlement agreements entered into by governments with First Nations.

Section 35 of the Constitution Act, 1982 recognizes and affirms existing aboriginal and treaty rights. There have also been significant judicial decisions which have impacted the relationship of aboriginal peoples with government. Government activities cannot infringe upon aboriginal rights unless there is proper justification. When development is proposed in an area to which an aboriginal group asserts aboriginal rights and titles, and a credible claim to such rights and titles has been made, a developer may be required to conduct consultations concerning the proposed development with the aboriginal group that may be affected by the project.

Consultations can vary depending on the nature of the aboriginal right affected and the degree of impact. The results of the consultations may conclude that the interests of the aboriginal group be accommodated wherever appropriate. Obligations can range from information sharing to provisions for the participation of the aboriginal group in the development and compensation for impacts. Consultation must be meaningful with the view to accommodating the interests of the aboriginal group affected.

The Innu Nation of Labrador, is the only aboriginal party with a land claim that has been accepted by the Government of Newfoundland and Labrador. The Innu Nation claim aboriginal rights and title to land and resources in an area of western Labrador.  The Agreement in Principle between the Innu Nation, Government of Newfoundland and Labrador and the Federal Government outlines the areas claimed by the Innu Nation.  Although the Kami Property falls outside of all the lands identified by the Agreement in Principle, it does fall within the traditional territory claimed by the Innu Nation.

The Québec Innu communities of Matimekush-Lac Jean near Schefferville, and Uashat mak Mani-Utenam, near Sept-Iles, assert aboriginal rights and claim title to lands in the Project area. These claims were accepted for negotiation by the Government of Canada in 1979 and by the Government of Québec in 1980 and negotiations have taken place with regard to the Québec part of the claim. Progress at the Federal level broke off in 2008 and has yet to be restarted. The claims have not been accepted by the Government of Newfoundland and Labrador. No land claim settlement agreements have been reached between Canada or the Province of Newfoundland and Labrador with the Innu of Québec. The asserted claim areas encompass the Kami Property.

In March 2010, the Federal Minister of Indian and Northern Affairs proposed creating a forum for talks between the Innu residing both in Québec and in Newfoundland and Labrador regarding their overlapping land claims. Canada is currently negotiating land and resource rights with the Innu of Labrador.

The Naskapi Nation located at Kawawachikamach, Québec, about 25 kilometres northeast of Schefferville, has concluded a settlement agreement with Canada and the Province of Québec with respect to land claims in Québec in proximity to the Schefferville projects area. In 1978 the Naskapi entered into a comprehensive land claim agreement, called the North-eastern Québec Agreement, which resolved these claims in parts of Québec including the Schefferville projects area.

The Naskapi Nation asserts traditional rights in part of Labrador, but this claim has not been accepted by Government of Canada or by Newfoundland and Labrador. No land claim settlement agreement has been reached between Canada or the Province of Newfoundland and Labrador with the Naskapi Nation with respect to asserted claims in Labrador.

The NunatuKavut (formerly Labrador Metis Nation) is administered by the NCC. While the NCC has had an asserted land claim in Labrador since the 1980s, this claim has not been accepted for negotiation by the federal or provincial governments. The boundary of the asserted NunatuKavut traditional territory includes central, western, and southern Labrador. This territory includes the communities of Labrador City and Wabush, located approximately 10 km east of the Kami Property site.

The Company has undertaken a consultation program with the five aboriginal groups’ communities in proximity to the Kami Property which may potentially have their asserted rights adversely affected by Project activities.

Alderon has developed and initiated a comprehensive consultation and engagement process designed to meet or exceed the requirements of the delegated procedural aspects of the Crown’s duty to consult with aboriginal groups in proximity to the Kami Project. Coordination with the Federal and Provincial governments is ongoing throughout the process to ensure the Crown is kept aware of progress with each group and to ensure that Alderon is confident that the Crown is fulfilling their consultative duties.

Mitigation of Project effects in the form of accommodation will be determined through ongoing consultative efforts and will be commensurate with the predicted effects on the asserted rights of each group.  There can be no guarantee that the unsettled nature of land claims in Newfoundland and Labrador will not create delays in Project approval or unexpected interruptions in Project progress or result in additional costs to advance the Project.

Title and other rights to the Kami Property cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

Alderon cannot guarantee that title to the Kami Property will not be challenged. Alderon may not have, or may not be able to obtain, all necessary surface rights to develop the Kami Property. Title insurance generally is not available for mineral properties, and Alderon's ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions comprising the Kami Property may be severely constrained. The Kami Property may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. Alderon has not conducted surveys of all of the claims in which it holds direct or indirect interests. A successful challenge to the precise area and location of these claims could result in Alderon’s being unable to operate on all or part of the Kami Property as permitted or being unable to enforce its rights with respect to all or part of the Kami Property.

Alderon needs to enter into contracts with external service and utility providers.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. In order to develop a mine at the Kami Project, Alderon will need to negotiate and conclude various agreements with external service and utility providers for rail transportation, power and port loading and handling, and these are important determinants that affect capital and operating costs.

The Company’s future operations will require rail transportation from the Kami Project to the Port of Sept-Îles and ship berthing, storage and loading facilities at such Port.  The Company has not yet concluded agreements with the relevant rail companies necessary for the transportation and handling of the Company’s planned production of iron ore. The Company has an agreement to ship iron ore through the Port but has not yet concluded an agreement for loading and handling of iron ore at the Port.  There can be no assurance that agreements on acceptable terms will be concluded. In addition, the agreement with the Port is based on the construction of a new multi-user facility which has not yet been completed. There is a risk that the new multi-user facility may be delayed or may not be completed at all. The inability to conclude any agreements noted above, or a delay in or failure to complete the construction of the new multi-user facility at the Port, could have a material adverse effect on the Company’s financial position, results of operations and cash flows and render the development of a mine at the Kami Project unviable.

Although low-cost power from a major hydroelectric development at Churchill Falls to the east is currently transmitted into the Wabush region for the other existing mining operations, the current availability of additional electric power on the existing infrastructure in the region is limited. Nalcor has provided Alderon with the confirmation that Nalcor will be able to supply power to the Kami Project but this is subject to several conditions. These conditions include the completion of necessary engineering and design work for power infrastructure, the conclusion of a comprehensive Power Purchase Agreement, and the receipt of any required environmental or other regulatory approvals for power infrastructure. There is no certainty that these conditions will be satisfied or that the Company will be able to access sources of power on economically feasible terms, and this constraint could have a material adverse effect on the Company’s financial position, results of operations and cash flows and render the development of a mine on the Kami Property unviable.

Mining operations generally involve a high degree of risk.

In the event that the Kami Project commences mining operations, there are significant risks associated with these mining operations. Mining operations are subject to all the hazards and risks normally encountered in the exploration for and development and production of metals, including: unusual and unexpected geologic formations, environmental hazards, seismic activity, rock bursts, cave-ins, flooding, variations in grade, deposit size, density and other geological problems, hydrological conditions, metallurgical and other processing problems, mechanical equipment performance problems, industrial accidents, the unavailability of materials and equipment including fuel, labour force disruptions, unanticipated transportation costs, unanticipated regulatory changes, unanticipated or significant changes in the costs of supplies including, but not limited to, petroleum, and adverse weather conditions and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, all or part of the Kami Project and other facilities, damage to life or property, environmental damage and possible legal liability.

Although Alderon maintains insurance to protect against certain risks, insurance will not cover all of the potential risks associated with the Company’s operations. Alderon also may be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Alderon or to other companies in the mining industry on acceptable terms. Alderon might also become subject to liability for pollution or other hazards against which it may not be insured or that Alderon may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Alderon to incur significant costs that could have a material adverse effect upon its financial position, results of operations and cash flows.

Alderon is subject to significant governmental regulation.

Alderon's operations and exploration and development activities in Canada are subject to extensive federal, provincial, and local laws and regulation governing various matters, including: environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, mining royalties, management of tailings and other waste generated by operations, regulations concerning business dealings with first nations groups, labour standards and occupational health and safety, including mine safety, and historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in Alderon incurring significant expenditures. Alderon may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause Alderon to incur additional expense, capital expenditures, restrictions on or suspensions of Alderon's operations and delays in the development of the Kami Project

Alderon's activities are subject to environmental laws and regulations that may increase Alderon's costs of doing business and restrict the Company’s operations.

All of Alderon's exploration, potential development and production activities in Canada are subject to regulation by governmental agencies under various environmental laws including with respect to, air emissions, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation, including with respect to climate change, in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of Alderon and may cause material changes or delays in Alderon's intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect Alderon's business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of Alderon's business, causing Alderon to re-evaluate those activities at that time. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulator or judicial authorities, causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

The Kami Property is located immediately to the south of Duley Lake Provincial Park and within the Labrador City Wetland Stewardship Zone.  The wetlands management units established within the Stewardship Zone were the outcome of the Wetlands Stewardship Agreement entered into by the Town of Labrador City and the Province of Newfoundland and Labrador in 2005. The stewardship agreement is a formal commitment to honour the goals of the wetland conservation plan within specific management units.  A wetland management unit is a protected area, and is representative of habitat which is important to waterfowl during nesting, brood-raising, feeding and/or staging.  There are no unique or regionally significant features associated with the specific management units within the Kami Property. Exploration and development activities in these areas are subject to the additional approval of both the municipality and the Province of Newfoundland and Labrador and work is approved in accordance with the limitations of working in a conservation zone.

Environmental hazards may exist on the Kami Property that are unknown to Alderon at the present time and that have been caused by previous owners or operators or that may have occurred naturally. Alderon may be liable for remediating such damage.

Increased competition could adversely affect Alderon's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing iron ore or other metals. Alderon may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than Alderon. Alderon also may encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources and services at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect Alderon's ability to attract necessary capital funding or to acquire suitable producing properties or prospects for mineral exploration in the future. If Alderon is unsuccessful in acquiring additional mineral properties or services or qualified personnel it will not be able to grow at the rate it desires, or at all.

Alderon has a history of losses and expects to incur losses for the foreseeable future.

Alderon has incurred losses since its inception and expects to incur losses for the foreseeable future. Alderon expects to continue to incur losses unless and until such time as the Kami Project enters into commercial production and generates sufficient revenues to fund continuing operations. The development of the Kami Project will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration, evaluation and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any agreements with strategic partners and Alderon's acquisition of additional properties. Some of these factors are beyond Alderon's control. There can be no assurance that Alderon will ever achieve profitability.

Situations may arise where Alderon's directors and officers are in direct competition with Alderon.

Certain of Alderon's directors and officers also serve as directors or officers, or have significant shareholdings in, other companies involved in natural resource exploration and development or mining-related activities.  To the extent that such other companies may participate in ventures in which Alderon may participate in, or in ventures which Alderon may seek to participate in, its directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where the Company's directors and officers have an interest in other companies, such other companies may also compete with Alderon for the acquisition of mineral property investments. Such conflicts of Alderon's directors and officers may result in a material and adverse effect on its profitability, results of operation and financial condition. As a result of these conflicts of interest, Alderon may miss the opportunity to participate in certain transactions, which may have a material adverse effect on its financial position.

Alderon does not intend to pay dividends in the foreseeable future.

No dividends on the Company’s Common Shares have been declared or paid by Alderon to date. Alderon does not currently anticipate that dividends will be declared in the foreseeable future. Payment of any future dividends, if any, will be at the discretion of Alderon's Board of Directors after taking into account many factors, including Alderon's operating results, financial condition and current and anticipated cash needs.

General economic conditions may adversely affect Alderon's growth, future profitability and ability to finance.

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. A worsening or slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect Alderon's growth and ability to finance.

Land reclamation requirements for the Kami Property may be burdensome.

Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to:

•           treat ground and surface water to drinking water standards;

•           control dispersion of potentially deleterious effluents; and

•           reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on the Company in connection with exploration, potential development and production activities, Alderon must allocate financial resources that might otherwise be spent on further exploration and development programs. In addition, regulatory changes could increase the Company's obligations to perform reclamation and mine closing activities.  If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

Risks inherent in acquisitions of new properties.

Alderon may actively pursue the acquisition of exploration, development and production assets consistent with its acquisition and growth strategy. From time to time, Alderon may also acquire securities of or other interests in companies with respect to which it may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including but not limited to:

•	accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

•	ability to achieve identified and anticipated operating and financial synergies;

•	unanticipated costs;

•	diversion of management attention from existing business;

•	potential loss of key employees or key employees of any business acquired;

•	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition;

•	decline in the value of acquired properties, companies or securities;

•	assimilating the operations of an acquired business or property in a timely and efficient manner;

•	maintaining the Company’s financial and strategic focus while integrating the acquired business or property;

•	implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and

•	to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place increased pressure on the Company’s cash flow (if any) if such acquisitions involve a cash consideration. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities, which could have a material adverse effect on the Company. There can be no assurance that any future acquisitions will be successfully integrated into the Company’s existing operations.

Any one or more of these factors or other risks could cause Alderon not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on its financial condition.

Uncertainty exists related to inferred mineral resources.

There is a risk that inferred mineral resources referred to in this AIF cannot be converted into measured or indicated mineral resources as there may be limited ability to assess geological continuity. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.  See “Cautionary Note to U.S. Investors”.

Alderon may become subject to legal proceedings.

Due to the nature of its business, the Company may become subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

Reduction in Chinese demand may negatively impact Alderon's operations and financial condition.

China has been a significant driver of global demand for minerals and metals, especially iron ore.  China’s demand for iron ore has been driving global materials demand over the past decade.  A slowing in China’s economic growth could result in lower prices and demand for iron ore.  China is increasingly seeking strategic self-sufficiency in key commodities, including investments in existing businesses or new developments in other countries. These investments may adversely impact future iron ore demand and supply balances and prices.

Risks Relating to Alderon’s Common Shares

Alderon’s securities are subject to price volatility.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations that have not been necessarily related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in Alderon’s share price will not occur. It may be anticipated that any quoted market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings. The value of Common Shares will be affected by such volatility.

Future sales or issuances of equity securities could decrease the value of any existing common shares, dilute investors’ voting power and reduce the Company's earnings per share.

Alderon may sell additional equity securities in subsequent offerings and may issue additional equity securities to finance its operations, exploration, development, acquisitions or other projects. Alderon cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Common Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per share.

Future sales by existing shareholders could cause the Company's share price to fall.

Future sales of Common Shares by Altius or other shareholders could decrease the value of the Common Shares. Alderon cannot predict the size of future sales by Altius or other shareholders, or the effect, if any, that such sales will have on the market price of the Common Shares. Sales of a substantial number of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares.

DIVIDENDS

The Company has not, since the date of its incorporation, declared or paid any dividends on its Common Shares and does not currently have a policy with respect to the payment of dividends. For the immediate future, Alderon does not envisage any earnings arising from which dividends could be paid. The payment of dividends in the future will depend on the Company’s earnings, if any, the Company’s financial condition and such other factors as the directors of the Company consider appropriate.  There are no contractual restrictions on the Company’s ability to pay dividends.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of Common Shares. As of the date of this AIF, 130,144,167 Common Shares were issued and outstanding as fully paid and non-assessable shares.

The holders of the Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of the Common Shares, subject to the prior rights, if any, of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the Board of Directors of the Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company.  The Common Shares do not carry any exchange, conversion, redemption, or retraction rights.

MARKET FOR SECURITIES

Market

The Company's Common Shares are listed on the TSX under the trading symbol “ADV” and trade on NYSE MKT under the symbol “AXX”.

Trading Price and Volume

The following table sets out the monthly high and low trading prices and the monthly volume of trading of the Common Shares of the Company on the TSX during the most recently completed financial year:

	High ($)	Low ($)	Volume
January 2012	3.45	2.69	4,303,707
February 2012	3.70	3.11	3,746,905
March 2012	3.38	2.74	3,621,916
April 2012	3.83	2.80	6,239,233
May 2012	2.99	2.11	3,027,543
June 2012	2.50	2.10	2,125,066
July 2012	2.69	2.17	1,081,522
August 2012	2.66	1.95	1,723,372

High ($)	Low ($)	Volume
September 2012	2.34	1.74	11,950,265
October 2012	1.95	1.65	3,966,008
November 2012	1.69	1.10	4,698,137
December 2012	1.89	1.33	5,947,933

Prior Sales

The following summarizes the Common Shares issued by the Company during the most recently completed financial year:

Date	Description	Number of Securities	Price per Share / Exercise Price ($)
13-Jan-12	Common Shares issued pursuant to a private placement	14,981,273	2.67
17-Jan-12	Common Shares issued on the exercise of outstanding stock options	5,000	1.50
20-Jan-12	Common Shares issued on the exercise of outstanding stock options	8,000	1.50
20-Jan-12	Common Shares issued on the exercise of outstanding stock options	3,800	1.60
26-Jan-12	Common Shares issued on the exercise of outstanding stock options	7,000	1.50
31-Jan-12	Common Shares issued on the exercise of outstanding warrants	1,000	2.80
3-Feb-12	Common Shares issued on the exercise of outstanding stock options	7,500	1.60
3-Feb-12	Common Shares issued on the exercise of outstanding stock options	25,000	1.20
6-Feb-12	Common Shares issued on the exercise of outstanding stock options	10,000	1.60
7-Feb-12	Common Shares issued on the exercise of outstanding warrants	17,050	2.80
17-Feb-12	Common Shares issued on the exercise of outstanding warrants	5,000	2.80
21-Feb-12	Common Shares issued on the exercise of outstanding stock options	20,000	1.50
28-Feb-12	Common Shares issued on the exercise of outstanding warrants	16,750	2.80
2-Mar-12	Common Shares issued on the exercise of outstanding warrants	42,500	2.80
5-Mar-12	Common Shares issued on the exercise of outstanding warrants	67,500	2.80
13-Mar-12	Common Shares issued on the exercise of outstanding finder’s warrants	88,183	2.75
14-Mar-12	Common Shares issued on the exercise of outstanding finder’s warrants	2,727	2.75
21-Mar-12	Common Shares issued on the exercise of outstanding warrants	40,800	2.80
11-Apr-12	Common Shares issued on the exercise of outstanding warrants	90,000	2.80
16-Apr-12	Common Shares issued on the exercise of outstanding warrants	7,500	2.80
18-Apr-12	Common Shares issued on the exercise of outstanding warrants	5,000	2.80

Date	Description	Number of Securities	Price per Share / Exercise Price ($)
5-Jul-12	Common Shares issued on the exercise of outstanding stock options	75,000	1.60
25-Jul-12	Common Shares issued on the exercise of outstanding stock options	25,000	1.20
31-Aug-12	Common Shares issued pursuant to a private placement	25,858,889	2.41
31-Aug-12	Common Shares issued pursuant to a private placement	3,816,181	2.41
20-Dec-12	Common Shares issued on the exercise of outstanding stock options	100,000	1.50
20-Dec-12	Common Shares issued on the exercise of outstanding stock options	100,000	1.60

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

As at December 31, 2012, the Company has no escrowed securities or securities subject to contractual restriction on transfer outstanding except as set out in the table below.

Designation of class	Number of securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of class
Common	25,858,8891	19.87%
(1)
    These Common Shares are held by Hebei. Pursuant to the terms of the Investor Rights Agreement, Hebei cannot transfer any of its Common Shares prior to December 31, 2013 unless: (i) such transfer is to an affiliate; (ii) it is pursuant to its piggyback registration rights (in no case can more than 25% of its shares be transferred); (iii) it is pursuant to a formal take-over bid, reorganization or business combination involving Alderon; or (iv) Alderon has provided its consent.

DIRECTORS AND OFFICERS

The names and province or state and country of residence of the directors and executive officers of Alderon, positions held by them with Alderon and their principal occupations for the past five years are as set forth below. The term of office of each of the present directors expires at the next annual general meeting of shareholders. After each such meeting, the Board of Directors appoints the Company’s officers and committees for the ensuing year.

Name, Residence and Present Position with the Company(1)	Principal Occupation during the last Five Years(1)	Date of Appointment	# of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised (2)
Mark J. Morabito(6) Executive Chairman & Director BC, Canada	Chief Executive Officer President and Director of Forbes West Management Corp. (formerly EGM Exploration Group Management Corp.) from December 2009 to date; Chief Executive Officer, President and Director of the Company from March, 2010 to September, 2011, and Executive Chairman of the Company from September, 2011 to date; Founder and Chairman of Crosshair Energy Corporation from 1998 to date.	Dec 15, 2009	2,184,353
Tayfun Eldem(6) Chief Executive Officer, President & Director QC, Canada
President and Chief Executive Officer of the Company from September, 2011 to date;  Vice President, Expansion Projects & Engineering, Iron Ore Company of Canada from September 2010 to June, 2011; Vice President, Operations & Engineering, Iron Ore Company of Canada from 2007 to 2010; General Manager, Processing Operations, Iron Ore Company of Canada from 2004 to 2007.
		September 7, 2011	Nil
John A. Baker, Q.C.(5) Director NL, Canada	Senior Partner of the law firm, Ottenheimer Baker since 1976.	December 10, 2010	Nil(7)
Brian F. Dalton(3) Director NL, Canada	Co-Founder, President, Chief Executive Officer and Director of Altius Minerals Corporation, mineral resource company, since 1997.	December 10, 2010	Nil(7)
David J. Porter(3)(4)(5) Director ON, Canada
Senior executive/management consultant since 2008; Vice-President Administration of Iron Ore Company of Canada in 2008; Vice-President Human Resources and Organization Effectiveness of Iron Ore Company of Canada from 1996-2007.
		December 10, 2010	Nil

Name, Residence and Present Position with the Company(1)	Principal Occupation during the last Five Years(1)	Date of Appointment	# of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised (2)
Matthew Simpson Director ON, Canada
President and Chief Executive Officer of Black Iron Inc. since December, 2010;  Chief Operating Officer of Alderon from September, 2010 to May, 2011.  From 2002 to September, 2010, Mr. Simpson held various positions at Iron Ore Company of Canada, including General Manager Primary Ore (Mine) from 2007 to 2010.
		April 25, 2011	Nil
Christopher Noel Dunn(5)(6) Director MA, USA
Managing Director of Liberty Metals & Mining from September, 2011 to date; Partner of Niantic Advisors LLC from April, 2009 to date; Managing Director of JP Morgan from May, 2008 to February, 2009; Senior Managing Director of Bear Stearns from May, 2001 to 2008.
		January 13, 2012	Nil(8)
Danny Williams Director NL, Canada	Self-employed businessperson since 2010; Premier of Newfoundland and Labrador from 2003 to 2010.	March 28, 2012	100,000
John Vettese(4)(6) Director ON, Canada	Corporate finance and M&A lawyer since 1995 and currently Deputy Managing Partner of Cassels Brock & Blackwell LLP.	March 28, 2012	25,000
Zheng Liangjun Director Beijing, China	Vice President of Hebei Iron & Steel Group International Trade Corp. from August 2008 to date; Department Manager of Handan Iron & Steel Group Co., Ltd. from January 2001 to July 2008.	September 4, 2012	Nil(9)
Tian Zejun Director Beijing, China
President of Hebei Iron & Steel Group International Trade Company from February 2013 to date; Vice President of Hebei Iron & Steel Mining Corp. from August 2008 to February 2013; President and Manager of Tangsteel Mining Corp., Ltd from January 2007 to September 2008.
		September 4, 2012	Nil(9)

Name, Residence and Present Position with the Company(1)	Principal Occupation during the last Five Years(1)	Date of Appointment	# of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised (2)
Lenard F. Boggio(3)(4) Director BC, Canada	Retired partner from PricewaterhouseCoopers LLP (“PwC”). Audit and assurance practitioner with PwC and predecessor firm Coopers & Lybrand from 1982 to 2012.	February 20, 2013	Nil
Keith Santorelli Chief Financial Officer QC, Canada
Chief Financial Officer of the Company from November, 2011 to date; Vice President Finance of Aeterna Zentaris Inc. from December, 2008 to November, 2011; Consultant – Accounting & Finance Division for Resources Global Professionals from August, 2006 to December, 2008.
		November 28, 2011	Nil
Todd Burlingame Executive Vice President, Environment and Aboriginal Affairs NL, Canada
Executive Vice President, Environment and Aboriginal Affairs of the Company from June, 2011 to date; founder and principle of Kee Scarp Ltd., a geological and environment consulting company from 1996 to date.
		June 13, 2011	Nil
Gary Norris Executive Vice President, Government and Community Affairs NL, Canada
Executive Vice President, Government and Community Affairs of the Company from July, 2011 to date; Clerk of the Executive Council and Secretary to the Cabinet of  Newfoundland and Labrador Provincial Government from 2007 to 2010.
		July 4, 2011	Nil
Bernard Potvin Executive Vice President, Project Execution QC, Canada	Executive Vice President, Project Execution of the Company from November, 2011 to date; General Manager, Expansion Projects of Iron Ore Company of Canada from January, 2007 to November, 2011.	November 14, 2011	Nil

Name, Residence and Present Position with the Company(1)	Principal Occupation during the last Five Years(1)	Date of Appointment	# of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised (2)
William Heath Executive Vice President, Human Resources ON, Canada
Executive Vice President, Human Resources of the Company from September 2012 to date; President of WMH & Associates Consultants Ltd. from June, 2009 to September, 2012; Executive Vice President of Breakwater Resources Ltd. from  June 2007 to June 2009 and Vice President, Administration from 1999 to June 2007.
		September 12, 2012	Nil
Olen Aasen Corporate Secretary BC, Canada	Practicing corporate and securities lawyer since 2007.	September 12, 2012	Nil
Ian Chadsey Vice President, Investor Relations QC, Canada	Vice President, Investor Relations from January 2013 to date; Investor Relations consultant from 2009 to January 2013; Vice President Investor Relations of Manitoba Telecom (MTS) from 2006 to 2009.	January 7, 2013	Nil
Xinneng (David) Li Vice President, Asia-Pacific Affairs BC, Canada
Vice President, Asia-Pacific Affairs from January 2013 to date; Independent Consultant from November 2011 to January 2013; Chief Financial Officer of Selwyn Chihong Mining Limited from June 2010 to November 2011; Asia Finance Controller and Chief Financial Officer of Eclipse Combustion Equipment (Suzhou) Co. Ltd., from January 2009 to July 2010; Director of Strategic Planning and Finance of Trina Solar Limited from August 2007 to December 2008.
		January 7, 2013	Nil
(1)	The information as to province or state of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)
Common Shares beneficially owned, directly and indirectly, or over which control or direction is exercised, at the date hereof is based upon the information furnished to the Company by individual directors and executive officers.  Unless otherwise indicated, such Common Shares are held directly.  These figures do not include Common Shares that may be acquired on the exercise of any share purchase warrants or stock options held by the respective directors or officers.

(3)	Current member of the Audit Committee of the Company.
(4)	Current member of the Compensation Committee of the Company.
(5)	Current member of the Corporate Governance and Nominating Committee of the Company.

(6)	Current member of the Project Finance Committee of the Company.
(7)
John A. Baker is the Chairman of Altius and Brian F. Dalton is the Chief Executive Officer of Altius. Altius and its parent, Altius Minerals Corporation, collectively, are the beneficial owners of 32,869,006 Common Shares representing approximately 25.26% of the issued and outstanding Common Shares.

(8)	Christopher Noel Dunn is the Managing Director of LMM. LMM is the beneficial owner of 18,797,454 Common Shares representing approximately 14.44% of the issued and outstanding Common Shares.
(9)
Ms. Zheng and Mr. Tian are Vice Presidents of subsidiaries of Hebei.  Hebei, through its wholly-owned subsidiary, HBIS International Holding (Luxembourg) Co S.A.R.L., is the beneficial owner of 25,858,889 Common Shares representing approximately 19.87% of the issued and outstanding Common Shares.

As a group, the directors and executive officers of Alderon beneficially own, or control or direct, 2,309,353 Common Shares or 1.8% of the issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is as of the date of this AIF, or has been in the last 10 years, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(a)
was the subject of a cease trade order or similar order or an order that denied such company access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days which was issued while the person was acting in that capacity; or

(b)
was subject to a cease trade or similar order or an order that denied the issuer access to any exception under Canadian securities legislation, for a period of more than 30 consecutive days, that was issued after that person ceased to be a director, chief executive officer or chief financial officer, in the company and which resulted from an event that occurred while the person was acting in that capacity.

Other than as disclosed below, no director or executive officer or shareholder holding a sufficient number of securities of the Company to materially affect the control of the Company:

(a)
is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that while that person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of the Company or a shareholder holding a sufficient number of Common Shares to affect materially the control of the Company has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Brian Dalton and John A. Baker are directors of Newfoundland and Labrador Refining Corporation (“NLRC”) which, on June 18, 2008, filed a Notice of Intention to Make a Proposal with the Office of the Superintendent of Bankruptcy.  On October 17, 2008, NLRC submitted a Proposal to its creditors for a maintenance and care plan for up to 36 months.  Under the maintenance and care plan, it was proposed that ongoing costs be kept to a minimum and that all refinery permits would be kept in good standing until such time as its refinery project could be sold or financed when economic conditions improve.  In addition, it was proposed that all creditors’ claims would be deferred until the end of the maintenance and care period or until the project obtains financing.  On November 20, 2009, the Supreme Court of Newfoundland and Labrador accepted the Proposal and dismissed all further requests for creditors’ claim adjustments for voting purposes.

The foregoing, not being within the knowledge of the Company, has been furnished by the respective directors, executive officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations to other public companies in the resource sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of the Company may not be made available to the Company, but rather may be offered to a company with competing interests. The directors and senior officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any personal interest which they may have in any project or opportunity of the Company, and to abstain from voting on such matters.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interests and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.

John A. Baker is a director and the Chairman of Altius and has disclosed to the Company that he has an interest in any transaction between the Company and Altius.

Brian F. Dalton is the President and Chief Executive Officer of Altius and has disclosed to the Company that he has an interest in any transaction between the Company and Altius.

Christopher Noel Dunn is the Managing Director of LMM and has disclosed to the Company that he has an interest in any transaction between the Company and LMM.

Zheng Liangjun is a Vice President of Hebei Iron & Steel Group International Trade Corp., a subsidiary of Hebei and has disclosed to the Company that she has an interest in any transaction between the Company and Hebei.

Tian Zejun is a Vice President of Hebei Iron & Steel Mining Corp., a subsidiary of Hebei and has disclosed to the Company that he has an interest in any transaction between the Company and Hebei.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company and its properties are not and were not during the most recent financial year, subject to any legal or other actions, current or pending, which may materially affect the Company’s operating results, financial position or property ownership. During the most recently completed financial year, (i) no penalties or sanctions were imposed against the Company by a court or regulatory body and (ii) no settlement agreements were entered into by the Company with a court or a securities regulatory authority.

PROMOTERS

No person has acted as a promoter of the Company during the last two most recently completed financial years or during the current financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth below and other than transactions carried out in the ordinary course of business of the Company or its subsidiary, none of the directors or executive officers of the Company, any shareholder directly or indirectly beneficially owning, or exercising control or direction over, more than 10% of the outstanding Common Shares, nor an associate or affiliate of any of the foregoing persons has had, during the three most recently completed financial years of the Company or during the current financial year, any material interest, direct or indirect, in any transactions that materially affected or would materially affect the Company or its subsidiary.

The Company acquired Privco, a private company controlled by Mark J. Morabito in consideration for the issuance of 5,000,000 Common Shares of Alderon to Mr. Morabito.  Privco entered into the Altius Option Agreement with Altius, which agreement was subsequently assigned to Alderon.  On completion of the Privco Acquisition, Privco became a wholly-owned subsidiary of Alderon.  The details of the Privco Acquisition and Altius Option are described under “Description and General Development of the Business – Year Ended December 31, 2010 Developments”.

Altius and its parent, Altius Minerals Corporation, collectively, are the beneficial owners of 32,869,006 Common Shares representing approximately 25.26% of the issued and outstanding Common Shares. Altius entered into the Altius Option Agreement with Privco, which agreement was subsequently assigned to Alderon. 32,285,006 Common Shares were issued to Altius upon Alderon’s exercise of the Altius Option to acquire 100% interest in the Kami Property.  Altius retains a 3% gross sales royalty on iron concentrate from the Kami Property and has a material interest in the Kami Property transactions. John A. Baker is the Chairman of Altius and Brian F. Dalton is the Chief Executive Officer of Altius.  The details of the Altius Option and Altius Option Exercise are described under “Description and General Development of the Business – Year Ended December 31, 2010 Developments.”

LMM is the beneficial owner of 18,797,434 Common Shares representing approximately 14.44% of the issued and outstanding Common Shares. Christopher Noel Dunn is the Managing Director of LMM. On January 13, 2012, Alderon closed a $40 million strategic investment from LMM. LMM purchased 14,981,273 Common Shares of Alderon on a private placement basis for an aggregate purchase price of approximately $40 million at a price per Purchased Share of $2.67. On September 4, 2012, Alderon closed a private placement with LMM whereby LMM acquired 3,816,161Common Shares at a price of $2.41 per Common Share.  The details of the LMM strategic investment and subsequent private placement are described under “Description and General Development of the Business – Year Ended December 31, 2012 Developments”.

Hebei, through its wholly-owned subsidiary, HBIS International Holding (Luxembourg) Co S.A.R.L., is the beneficial owner of 25,856,889 Common Shares representing approximately 19.87% of the issued and outstanding Common Shares of Alderon.  On September 4, 2012, Alderon closed the Hebei Private Placement, whereby HBIS International Holding (Luxembourg) Co S.A.R.L. acquired 25,856,889 Common Shares at a price of $2.41 per Common Share. Hebei also entered into the Definitive Agreements and on March 15, 2013 Hebei contributed the remaining $119.9 million of the initial investment and Alderon contributed the Property and related assets to the Limited Partnership, which is owned as to 25% by Hebei and 75% by Alderon.   Zheng Liangjun is Vice President of Hebei Iron & Steel Group International Trade Corp., a wholly-owned subsidiary of Hebei, and Tian Zejun is Vice President of Hebei Iron & Steel Mining Corp., a wholly-owned subsidiary of Hebei.  The details of the Hebei Private Placement, Definitive Agreements and related transactions are described under “Description and General Development of the Business – Year Ended December 31, 2012 Developments” and “Description and General Development of the Business – Developments Subsequent to December 31, 2012 and Outlook.”

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent is Computershare Investor Services Inc. with its office located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

The Company has entered into the following material contracts:

1.	Acquisition Agreement, as amended, as described in this AIF under “Glossary”, and “Description and General Development of the Business – Year Ended December 31, 2010 Developments”.

2.	Altius Option Agreement, as amended, as described in this AIF under “Glossary” and “Description and General Development of the Business – Year Ended December 31, 2010 Developments”.

3.	Assignment Agreement as described in this AIF under “Glossary”.

4.
Royalty Agreement dated December 6, 2010 between Altius Resources Inc. and the Company pursuant to which Altius retains a 3% gross sales royalty on iron ore concentrate from the Kami Property.  See “Description and General Development of the Business – Year Ended December 31, 2010 Developments”.

5.	Subscription Agreement between Alderon and LMM dated January 11, 2012 referred to under “Description and General Development of the Business” – “Year ended December 31, 2012 Developments”.

6.
Hebei Subscription Agreement between Alderon and Hebei dated April 13, 2012, as amended, referred to under “Glossary” and “Description and General Development of the Business” – “Year ended December 31, 2012 Developments”.

7.
Subscription Agreement between Alderon and LMM dated May 29, 2012, as amended August 23, 2012, referred to under “Description and General Development of the Business” – “Year ended December 31, 2012 Developments”.

8.
Investor Rights Agreement between Alderon, Hebei and HBIS International Holding (Luxembourg) S.A.R.L. dated  August 31, 2012, as amended, referred to under “Glossary” and “Description and General Development of the Business” – “Year ended December 31, 2012 Developments”.

9.
Off-Take Agreement between the Limited Partnership and Hebei and certain affiliates of Hebei listed therein, dated  August 31, 2012, referred to under “Glossary” and “Description and General Development of the Business” – “Year ended December 31, 2012 Developments”.

10.
Limited Partnership Agreement between Kami General Partner Limited, Alderon, Hebei and Hebei Canada dated  August 31, 2012, referred to under “Glossary” and “Description and General Development of the Business” – “Year ended December 31, 2012 Developments”.

11.
Shareholders Agreement between Kami General Partner Limited, Alderon, and Hebei Canada dated  August 31, 2012, referred to under “Glossary” and “Description and General Development of the Business” – “Year ended December 31, 2012 Developments”.

12.
Management Agreement between the Limited Partnership and Alderon dated August 31, 2012, referred to under “Glossary” and  “Description and General Development of the Business” – “Year ended December 31, 2012 Developments”.

13.
Supplemental Agreement dated March 14, 2013 between Alderon, Kami General Partner Limited, the Limited Partnership, Hebei and Hebei Canada dated March 14, 2013 that sets out confirmations and agreements made in connection with Hebei’s contribution of the remaining $119.9 million of the initial investment as described under “Description and General Development of the Business” – “Developments Subsequent to December 31, 2012 and Outlook” – “Closing of Limited Partnership Funding by Hebei”.

INTEREST OF EXPERTS

The disclosure with respect to the Kami Property contained in this AIF is based on the Technical Report dated effective December 17, 2012 and prepared by Angelo Grandillo, Eng, M.Eng. of BBA, Patrice Live, Ing. of BBA, Paul Deering, P. Eng., P. Geo. of Stantec, Michael Kociumbas, B.Sc., P. Geo. of WGM, and Richard W. Risto, M.Sc., P. Geo. of WGM, each a qualified person as defined in NI 43-101 and each has reviewed and approved the disclosure with respect to the Kami Property contained in this AIF.

To the best knowledge of the Company, none of the qualified persons referenced above, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company.

With respect to the current auditors of the Company, KPMG LLP has advised the Company that it is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any application legislation or regulation. The predecessor auditors of the Company, Davidson & Company LLP have advised the

Company that it is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

NYSE MKT CORPORATE GOVERNANCE

The Common Shares are listed on NYSE MKT. Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. Below is a description of the significant ways in which the Company's governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards:

1.
Section 123 of the NYSE MKT Company Guide recommends a quorum of not less than one-third of a listed company's shares issued and outstanding entitled to vote at a meeting of shareholders. The Company’s quorum requirement under its Articles is two persons who are, or represent by proxy, shareholders holding, in the aggregate, at least five percent of the issued shares entitled to be voted at the meeting.

2.
Section 802(a) of the NYSE MKT Company Guide requires that at least a majority of the directors of a listed company’s board of directors, are, and will continue to be, independent directors. There is no such requirement under British Columbia law or under the rules of the TSX. Under British Columbia law, the Company is required to disclose annually, in its management information circular sent to shareholders in connection with its annual general meeting (the “Annual Information Circular”), the details of the independence of each member of its board of directors.

3.
Section 802(c) of the NYSE MKT Company Guide requires that a listed company’s independent directors will have regularly scheduled meetings as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management. There is no such requirement under British Columbia law or under the rules of the TSX. Under British Columbia law, the Company is required to disclose annually, in its Annual Information Circular, whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

4.
Section 804(a) of the NYSE MKT Company Guide requires that a listed company’s board of director nominations be either selected, or recommended for the board’s selection, by either a Nominating Committee comprised solely of independent directors or by a majority of the independent directors. There is no such requirement under British Columbia law or under the rules of the TSX. Under British Columbia law, the Company is required to disclose annually, in its Annual Information Circular, the details of its director nomination process.

5.
Section 805 of the NYSE MKT Company Guide requires that compensation of the chief executive officer of a listed company must be determined, or recommended to the board of directors for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on its board of directors. There is no such requirement under British Columbia law or under the rules of the TSX. Under British Columbia law, the Company is required to disclose annually, in its Annual Information Circular, the details of its executive compensation practices.

6.
The NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934 (the “1934 Act”), and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the 1934 Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada, which are consistent in material respects with the SEC proxy rules.

The foregoing is consistent with the laws, customs and practices in Canada.

ADDITIONAL INFORMATION

Additional information on the Company may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness to the Company, principal holders of the securities of the Company and securities authorized for issuance under equity compensation plans, is contained in the Company’s management information circular for its most recent annual general meeting, which is filed on SEDAR. Additional financial information is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2012 and the related management’s discussion and analysis of financial conditions and results of operations, both of which are available on SEDAR.

AUDIT COMMITTEE

Pursuant to the provisions of National Instrument 52-110 - Audit Committees (“NI 52-110”), reporting issuers are required to provide disclosure with respect to its audit committee, including the text of the audit committee’s charter, composition of the committee, and the fees paid to the external auditor. Accordingly, the Company provides the following disclosure with respect to its Audit Committee.

Audit Committee Charter

The Company has adopted an Audit Committee Charter, which is attached as Schedule “A” to this AIF.

Composition of the Audit Committee

The Company’s Audit Committee is comprised of three directors: Lenard F. Boggio, Brian Dalton and David J. Porter. As defined in NI 52-110, Lenard F. Boggio, Brian Dalton and David J. Porter are all “independent”. Also as defined in NI 52-110, all of the audit committee members are “financially literate”.

Relevant Education and Experience

All of the members of the Audit Committee are senior level executive business persons with extensive experience in financial matters; each has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour.  In addition, each of the members of the Audit Committee has knowledge of the role of an audit committee in the realm of reporting companies from their years of experience as directors and/or senior officers of public companies other than the Company.

Mr. Boggio was a Partner with PwC and its predecessor firm Coopers & Lybrand from 1988 until his retirement from PwC in May 2012. During that time, he was Leader of the B.C. Mining Group of PwC, a senior member of PwC’s Global Mining Industry Practice and an audit practitioner for publicly listed Canadian, U.S. and U.K. mineral resource and energy clients. The scope of his clients' activities included exploration, development and production stage operations in the Americas, Africa, Europe and Asia. Mr. Boggio holds a Bachelor of Arts and Bachelor of Commerce from the University of Windsor, Ontario, he has been a member of the Institute of Chartered Accountants of British Columbia since 1985 and was awarded the Fellow Chartered Accountant designation for distinguished service to the accounting profession and the community in 2007. Mr. Boggio earned his CPA designation in Illinois in 1999 and is a Member of the State Boards of Accountancy in Illinois and Washington State.

Mr. Dalton is the President and Chief Executive Officer of Altius. An entrepreneur in the mining industry, Mr. Dalton built a successful group of private mineral exploration and exploration service companies prior to co-founding Altius. Mr. Dalton served as a Non-Executive Director of Rambler Metals & Mining Plc from March 25, 2005 to October 13, 2011. He serves as a Member of the Board of Regents of Memorial University and is an active member of various industry organizations.

Mr. Porter is a Senior Executive/Management Consultant in private practice.  From 1992 to 2009, Mr. Porter held various executive officer positions with The Iron Ore Company of Canada, including Vice-President Administration in 2008 and Vice-President Human Resources and Organization Effectiveness from 1996-2007 Mr. Porter received his Bachelor of Commerce degree from Laurentian University, Ontario in 1975 and completed the Executive Leadership Program at Duke University, North Carolina in 2005.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on any of the exemptions contained in the followings sections of NI 52-110: section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member) or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Due to the resignation of Brad Boland as an independent director and member of the Audit Committee, John Vettese a non-independent director of the Company, served on the Audit Committee from April 2, 2012 to June 6, 2012. Therefore, the Company relied on the exemption contained in section 3.5 (Death, Disability or Resignation of Audit Committee Member) for the period from April 2, 2012 to June 6, 2012 of the Company’s most recently completed fiscal year.

Reliance on Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on any of the exemptions contained in the followings sections of NI 52-110: subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances).

Reliance on Section 3.8

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, has the Company’s Board of Directors failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Pre-Approval Policies and Procedures

Pursuant to the terms of the Company’s Audit Committee Charter, the Audit Committee is required to review and pre-approve any non-audit services provided by the Company's external auditors. The Audit Committee has adopted a written Audit Committee Pre-Approval Policy with respect to audit and non-audit services to be performed by the Company’s external auditors. The Audit Committee will pre-approve all audit services provided by the external auditor through their recommendation of the external auditor as shareholders’ auditors at the Company’s annual meeting and through the Audit Committee’s review of the external auditor’s annual audit plan. The Audit Committee Chair may pre-approve a request for non-audit services where the aggregate fees are estimated to be less than or equal to $50,000 but the Chair must advise other Audit Committee members of such pre-approval no later than the next regularly scheduled Audit Committee meeting. For non-audit services where the aggregate fees are estimated to be greater than $50,000, the approval of the full Audit Committee is required. In no event can the external auditor undertake non-audit services prohibited by legislation or professional standards.

External Auditor Service Fees

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and corporate reorganization and structuring. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor during the Company’s fiscal years ended December 31, 2011 and December 31, 2012, by category, are as follows:

Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2011	$47,490	$30,498	$2,500	Nil
December 31, 2012	$94,920	$5,970	$178,450	Nil

SCHEDULE A

ALDERON IRON ORE CORP.

AUDIT COMMITTEE CHARTER

Mandate

The primary function of the audit committee (the "Committee") is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial -information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. The Committee's primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
•	Review and appraise the performance of the Company's external auditors.
•	Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.  At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)           Review and update the Charter annually.
(b)
Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)	Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.
(b)	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
(c)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.
(d)	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.
(b)	Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.
(c)	Consider and approve, if appropriate, changes to the Company's accounting principles and practices as suggested by the external auditors and management.
(d)
Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(e)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
(f)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
(g)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.
(h)	Review certification process.
(i)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.